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07022026

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Takeda Pharmaceutical Company Limited

*CURRENT ADDRESS 1-1, Doshomachi 4-Chome
Chuo-ku, Osaka 540-8645
Japan

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 06 2007
THOMSON FINANCIAL

FILE NO. 82- 35071

FISCAL YEAR 3/31/06

* Complete for initial submissions only ** Please note name and address changes

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DAT : 3/27/07

082-35071

3/31-06

Annual Report 2006

Our Contribution to
Financial and Social Responsibility



Takeda

Takeda Pharmaceutical Company Limited

Annual Report 2006 - Takeda Pharmaceutical Company Limited

Editorial Policy

There is a recent tendency that a comprehensive evaluation of business by utilizing non-financial information, such as CSR (corporate social responsibility) activities in addition to financial news is becoming more general. In view of such, this annual report was prepared by integrating the annual and CSR reports, which were issued separately in the previous year, aiming to help stakeholders understand Takeda's activities from financial, environmental and social perspectives. We sincerely expect that our stakeholders understand Takeda's corporate principles as well as the activities we have achieved in fiscal 2005 based on Takeda-ism.

This report covers a total of 67 Takeda group companies, consisting of Takeda Pharmaceutical Company Limited, and its 46 consolidated subsidiaries and 20 equity method affiliates. As for the disclosure of non-financial information, it is referred to the "Sustainability Reporting Guidelines 2002*1" issued by the Global Reporting Initiative (GRI) and AA 1000*2.

***1 Sustainability Reporting Guidelines:**
Guidelines that specify the framework of the sustainability report issued by the Global Reporting Initiative and applicable worldwide.

***2 AA 1000:**
Guidelines that specify the systematic process in which stakeholders are involved in the course of developing a communication system etc. issued by a British firm, AccountAbility.

Regarding the Japanese calligraphy piece: 創 (creation) Shown on the Front Cover

The Japanese calligraphy piece shown on the front cover reflects the essence of our management philosophy, Takeda-ism. The Japanese character: "創" symbolizes the corporate attitude of Takeda, which strives for growth to create itself as a world-class pharmaceutical company with Japanese origin through an inventive approach, and a creation of superior medicines.

The calligraphy piece was composed by a young Japanese calligrapher, Mr. Souun Takeda.

Precautions Regarding Forward-Looking Statements

This annual report includes forward-looking statements regarding Takeda's plans, prospects, strategies and accomplishments, etc. These prospects are the result of assessment obtained from information currently available, and since the actual performance could be influenced by various risks and uncertainty, it shall be noted that the course of action could differ substantially from those prospects. Factors that could affect future prospects would include, but are not limited to, economic circumstances surrounding Takeda's domain identity, competitive pressures, relevant laws and regulations, change in the status of product development, exchange rate risk and so on.

* The contents of this annual report are written based on the information as of FY2005 (April 1, 2005 to March 31, 2006) with some activities in FY2006 being included.



Laboratoires Takeda
Bruno Demay



Takeda San Diego, Inc
Jason Yano/Marie Hu



Nihonbashi Branch Office II
Yoshihide Kita



The molecular representation of ramelteon (*Rozerem*), insomnia medication, which was launched onto the U. S. market in September 2005

Contributes to The Health of Individuals Worldwide

Table of Contents

Highlights

Takeda Pharmaceutical Company Limited and Subsidiaries Years ended March 31, 2006 and 2005

	Millions of yen 2006	Millions of yen 2005	% change 2006/2005	Thousands of U.S. dollars (Note) 2006
Net sales	¥ 1,212,207	¥ 1,122,960	7.9%	$ 10,360,744
Operating income	402,809	385,278	4.6	3,442,812
Income before income taxes and minority interests	517,957	441,102	17.4	4,426,983
Net income	313,249	277,438	12.9	2,677,342
Research and development costs	169,645	141,453	19.9	1,449,957
Capital expenditures investments	32,616	49,230	(33.7)	278,769
Depreciation and amortization	28,728	31,226	(8.0)	245,538
Total assets	¥ 3,042,294	¥ 2,545,435	19.5%	$ 26,002,513
Shareholders' equity	2,348,429	2,001,414	17.3	20,072,043
Return on equity (ROE)	14.4%	14.7%	(0.3)%	
Earnings per share (EPS)	¥ 353.47	¥ 313.01	12.9%	$ 3.02
Cash dividends	106.00	88.00	20.5	0.91

Note: The U.S. dollar amounts in this report represent translations of Japanese yen, solely for reader's convenience, at the rate of ¥117=US$1, the approximate exchange rate at March 31, 2006. Figures in parentheses indicate a decrease.



Net Sales
(¥Billion)
1,500
1,000
500
0
1,212.2
537.1
675.1
'01 '02 '03 '04 '05 FY
Overseas Sales
Domestic Sales



Net Income
(¥Billion)
400
300
200
100
0
313.2
'01 '02 '03 '04 '05 FY



R&D Costs/Ratio to Net Sales
(¥Billion)
(%)
200
150
100
50
0
14
7
14.0%
169.6
R&D Costs
Ratio to Net Sales
'01 '02 '03 '04 '05 FY
R&D Costs
Ratio to Net Sales

668

		Millions of yen 2006	Millions of yen 2005	% change 2006/2005	Thousands of U.S. dollars (Note) 2006
Net sales by region	Japan	**¥ 675,083**	¥ 644,527	4.7%	**$ 5,769,941**
	North America	**335,922**	287,382	16.9	**2,871,128**
	Europe	**180,223**	171,643	5.0	**1,540,368**
	Others	**20,979**	19,408	8.1	**179,307**
	Total	**1,212,207**	1,122,960	7.9	**10,360,744**

		2006	2005	% change 2006/2005
Number of employees	Japan	**9,160**	9,482	(3)%
	Overseas	**5,909**	5,028	18
	Total	**15,069**	14,510	4
Input energies		**7,868million MJ**	8,122million MJ	(3)%
CO_2 emissions		**473K tons-CO_2**	493K tons-CO_2	(4)
Input water resources		**10,905K m^3**	11,818K m^3	(8)

Net Sales of International Strategic Products


(¥Billion)
500
250
0
* Includes sales of equity method affiliates.
182.5
389.7
191.8
244.3
'03 '04 '05
FY
Leuprorelin
Lansoprazole
Candesartan
Pioglitazone

Number of Employees


(persons)
18,000
12,000
6,000
0
15,069
5,909
9,160
'01 '02 '03 '04 '05 FY
Overseas
Domestic

Proportion of Shareholders


Other corporations 5%
Securities companies 2%
Individuals and others 17%
Foreign investors 44%
Financial institutions 32%

●Number of shareholders: 108,111

669



Chairman Kunio Takeda / President Yasuchika Hasegawa

670

Setting our management philosophy, "Takeda-ism" as the basis of business, we strive toward being a "world-class pharmaceutical company with Japanese origin."

SUMMARY OF ACCOMPLISHMENTS IN FISCAL 2005

ACHIEVING A RECORD HIGH IN NET SALES, OPERATING INCOME AND CURRENT NET INCOME

Net sales in fiscal 2005, which was the final year of the 2001-2005 Medium-Term Management Plan, reached ¥1.2122 trillion (a 7.9 percent increase over the previous year). Net sales of the pharmaceutical business reached ¥1.0745 trillion (a 10.7 percent increase over the previous year), which resulted in an increase of its ratio to total sales up to 88.6 percent from 86.4 percent in the previous year, contributing largely to overall increased revenue. Sales of the ethical drug business, which is our core business category, achieved ¥1.0191 trillion (an 11.4 percent increase over the previous year), exceeding the trillion yen mark for the first time.

Domestic net sales of ethical drugs reached ¥493.5 billion (a 9.2 percent increase over the previous year) and the anti-hypertension drug, candesartan cilexetil (brand name: *Blopress*, *Amias*, *Kenzen*) and anti-diabetic drug, pioglitazone hydrochloride (brand name: *Actos*) significantly boosted their sales. In addition, our core products, including the peptic ulcer drug, lansoprazole (brand name: *Takepron*, *Prevacid*, *Ogast*) and the drug for treatment of prostate cancer and endometriosis, leuprorelin acetate (brand name: *Leuplin*, *Lupron Depot*, *Enantone*), showed steady growth. Net sales of ethical drugs overseas achieved ¥525.6 billion (a 13.5 percent increase over the previous year), with an impact from the weaker yen against the dollar. In the North American market, net sales of the core product, pioglitazone expanded while a newly launched insomnia medication, ramelteon (brand name: *Rozerem*), contributed to the sales performance. In the European market, core products such as pioglitazone and leuprorelin have been performing well.

Research and development costs reached ¥169.6 billion (a 19.9 percent increase over the previous year) as proactive investments for the future, and in addition, sales administrative expenses also increased due to the expenses incurred for preparation of launching ramelteon onto the U.S. market. This increase in costs, however, was absorbed by an increase in gross profit driven by revenue growth, and operating income achieved ¥402.8 billion (a 4.6 percent increase over the previous year). Equity method income increased by ¥8.8 billion thanks to the contribution by TAP Pharmaceutical Products Inc. (TAP), a U.S. equity method affiliate company, while there was an increase of interest income caused by rising interest rates in the U.S. as well as generating an extraordinary profit of ¥32.6 billion. As a result, current net income achieved ¥313.2 billion (a 12.9 percent increase over the previous year), namely standing at a record high.

Takeda's Management Vision includes the concept of "a company that grows together with its shareholders and other stakeholders," and based on that, the basic policy of dividend as the return to shareholders is to provide a return on profit in accordance with the consolidated financial results of each fiscal year. In fiscal 2005, which saw record levels of performance achieved, the dividend payout ratio is set at 30 percent as previously projected, whereby the dividend per share is ¥106 (an increase of ¥18 over the previous year).

OVERALL REVIEW OF THE 2001-2005 MEDIUM-TERM MANAGEMENT PLAN

THE GROWTH TRAJECTORY, AIMING TO BE A "WORLD-CLASS PHARMACEUTICAL COMPANY WITH JAPANESE ORIGIN"

Since the 1995-2000 Medium-Term Management Plan, Takeda has been actively expanding its overseas business with the goal of becoming a "world-class pharmaceutical company with Japanese origin." For the last decade, we have achieved remarkable growth supported by superior international strategic products, such as candesartan, pioglitazone, lansoprazole and Leuprorelin. Comparing fiscal 2005 with fiscal 1995, net sales of our in-house ethical drugs (including those of the equity method affiliates), which the Company gives top priority, more than tripled in growth (¥305.6 billion to ¥1.1267 trillion) and consolidated net income achieved an increase of more than fivefold (¥59.8 billion to ¥313.2 billion).

The following is the status of achievement with respect to the four management tasks in the 2001-2005 Medium-Term Management Plan.

1. Realizing One Trillion Yen in Sales of In-House Ethical Drugs

Net sales of in-house ethical products in fiscal 2005 achieved ¥1.1267 trillion and we were able to accomplish the goal. The goals set for the business performance are shown in the chart on the right column and we think the results are at a satisfactory level for the shareholders.

2. Promoting Total Independence of Non-Pharmaceutical Businesses

In order to concentrate management resources into pharmaceutical businesses, Takeda has been restructuring our non-pharmaceutical businesses as originally planned.

3. Creation of "Sources of Growth" toward a World-Class Pharmaceutical Company

The enhancement of the R&D pipeline, which was cited as the most important management task, can be improved from what was accomplished during last five years. Namely, regarding in-house new products, with six years separating the product launch of pioglitazone in 1999 and the launch of ramelteon in 2005 in the United States. We are well positioned to overcome the future gap period of new products by reinforcing in-licensing and alliance activities, as well as the life-cycle management of existing products. However, securing self-sustained growth following the expiration of the patents for the four international strategic products remains an ongoing challenge for the 2006-2010 Medium-Term Management Plan.

4. Establishing Corporate Management Structure appropriate for a World-Class Pharmaceutical Company

With increasing sales and number of employees in Takeda's overseas subsidiaries, we recognize that it is necessary to further promote the developing structure and management system that the Japanese head office will implement for the group-wide operations.

The Goal and Accomplishment for Business Performance in the 2001-2005 Medium-Term Management Plan

Goal regarding ethical drugs		Accomplishments in fiscal 2005
Net sales of in-house ethical drugs	¥1.1 trillion	¥1.1267 trillion
Market share in the countries with Takeda's presence	3.0%	2.8%
Operating income margin	More than 35%	36.9%
Company-wide goal		**Accomplishment in fiscal 2005**
Sustainable growth of consolidated EPS	An annual average of more than 10%	An annual average of 11.6%
Consolidated ROE	17%	14.4%



2006-2010 Medium-Term Management Plan **Management Tasks**

Growth Toward a "World-Class Pharmaceutical Company with Japanese Origin, as based on Takeda-ism"

Thoroughly improve our own strengths such as "establishment and in-depth implementation of strategies from a long-term perspective" and "high productivity and efficiency."

1. Enhancement of capability to create new drugs through in-house R&D activities
2. Formulation of Japan, U.S., Europe, a tri-polar marketing function
3. Establishment of an efficient global management scheme for corporate headquarters' functions
4. Securing the human resources pipeline necessary for global operation
5. Pursuing the highest productivity and efficiency in each of the "MPDRAP" * functions

* M(marketing), P(production), D(development), R(research), A(alliances), P(patents)

2006-2010 MEDIUM-TERM MANAGEMENT PLAN

CHALLENGE TO BECOMING A TRULY "WORLD-CLASS PHARMACEUTICAL COMPANY"

Takeda has started the 2006-2010 Medium-Term Management Plan toward becoming a "world-class pharmaceutical company with Japanese origin." During this medium-term management plan, the patent for lansoprazple, a contributor to our sales growth, will expire in the United States. In addition, we are working to prepare the countermeasures against the patent expiration of pioglitazone after this medium-term management plan. Because of these two patent expirations, the next five-year period is pivotal for Takeda in order to be recognized as a world-class pharmaceutical company with Japanese origin.

However, such challenges will not significantly undermine the basis of Takeda nurtured throughout its more than 220 years of operations. The basic philosophy of our company is condensed in Takeda-ism, namely, "Contributing to society by our determination to continue to expand the business of creating medicines through corporate activities with integrity (fairness, honesty, perseverance)." Takeda-ism truly represents the core of all perspectives and is the value that each employee should share.

Takeda consistently strives to become a world-class pharmaceutical company by realizing our management mission: "We strive toward better health for individuals and progress in medicine by developing superior pharmaceutical products," as an R&D-oriented pharmaceutical company.

Takeda will comprehensively pursue its strength as a company of Japanese origin, which seeks the "establishment and in-depth implementation of strategies from a long-term perspective" and elaborates strategic planning and implementation from a long-term perspective" and "high productivity and efficiency." With these strengths, Takeda will be able to compete against the major global pharmaceutical companies.

In the 2006-2010 Medium-Term Management Plan, five management tasks are specified and its concrete enforcement of each task will be explained in the next section.



2006-2010 MEDIUM-TERM MANAGEMENT PLAN

FIVE MANAGEMENT TASKS

In the 2006-2010 Medium-Term Management Plan, Takeda has established a comprehensive product strategy targeting sales of in-house ethical products of 2 trillion yen in fiscal 2015 with the milestone for fiscal 2010 of sales of in-house ethical products of 1.4 trillion yen. Takeda is working toward becoming a "world-class pharmaceutical company," with collective group efforts in accordance to the following five management tasks:

1. Enhancement of capability to create new drugs through in-house R&D activities

- Based on thorough review of the R&D management scheme and investments focused on the global research infrastructure, Takeda will build a structure that will enable continued launch of new products from its in-house R&D from fiscal 2011.
- Takeda will invest in in-licensing and alliance activities as supportive measures for in-house research while also enhancing the R&D pipeline to a level where the company can expect sales of in-house ethical products of 2 trillion yen in fiscal 2015.

2. Formulation of Japan, U.S., Europe, a tri-polar marketing function

- Takeda will solidify its marketing structure in three regions (Japan, U.S. and Europe), and will conduct self-sustaining and appropriate operations for respective markets. Each regional marketing function will coordinate closely and directly with the headquarters in Japan.
- The target market share in fiscal 2010 in each region is maintaining a market leader position in Japan with the market share of 7 percent with in-house products, more than 1.5 percent market share by TPNA in the U.S., more than 1.1 percent market share in six countries in Europe, and more than 1.4 percent market share in the five countries in Asia. The target overall share is 2.5 percent in the countries where Takeda has its own sales channels.
- Takeda will continue solidifying the marketing structure in the U.S. and Europe, understanding the common target market share is more than 3 percent after fiscal 2010 as a global corporation.

3. Establishment of an efficient global management scheme for corporate headquarters' functions

- Takeda will conduct business operations with increased efficiency and consistency on a group-wide level. Maintaining the principles of "self-responsibility" and "self-independence," the headquarters will control the relevant functions of each group company sharing common operational policies.
- Takeda will also continue enhancing the "MPDRAP function"* by clarifying the scope of responsibility, which will lead to thorough implementation of product strategies in an integrated manner.

* This enables quick decision-making by sharing information across divisions and departments in marketing, production, development, research, alliances, and patents.

674

4. Securing the human resources pipeline necessary for global operation

- Globally, Takeda will improve human resource assets by systematically hiring and fostering individuals capable of managing global operations and conducting business in accordance with the corporate philosophy represented by Takeda-ism.

5. Pursuing the highest productivity and efficiency in each of the "MPDRAP" functions

- Pursuing and realizing the world's highest standard of productivity and efficiency will allow Takeda to enhance Marketing, Production, Development, Research, Alliances and Patents to a level that will enable the company to compete against major Western pharmaceutical companies.

POLICIES FOR RETURN TO SHAREHOLDERS

During the 2006-2010 Medium-Term Management Plan, as an R&D-oriented world-class pharmaceutical company, Takeda will continue conducting strategic investments to enhance its R&D pipeline and to improve the business infrastructure both in Japan and overseas. This will enable sustainable growth of our corporate value.

As for profits, Takeda is planning to conduct share buyback in order to improve capital efficiency and promote expeditious financial strategies, taking into consideration its overall capital requirements and continuing a stable increase of the dividend payout ratio.

The basic dividend policy for the next five years continues to be return of profits to shareholders according to consolidated results from a long-term perspective. Takeda plans to gradually increase the consolidated dividend payout ratio to approximately 45 percent by fiscal 2010.

2006-2010 MEDIUM-TERM MANAGEMENT PLAN

OUTLOOK FOR FISCAL 2006

In fiscal 2006, the first year of the 2006-2010 Medium-Term Management Plan, we plan to achieve net sales of ¥1.23 trillion (a 1.5 percent increase over the previous year), an operating income of ¥390 billion (a 3.2 percent decrease over the previous year) and a current net income of ¥320 billion (a 2.2 percent increase over the previous year).

As for net sales, with the growth of our core products, we expect an increase in revenue through absorption of the negative impact from such factors as the National Health Insurance (NHI) drug price revision in domestic market, transfer of the business of Takeda Food Products, Ltd., and the fluctuation of the currency exchange or the appreciation of the yen.

Although operating income is expected to decrease due to the significant increase in R&D costs, we believe these costs are an indispensable investment to accomplish the management task of "enhancing capability to create new drugs through in-house R&D activities." The current net income is expected to increase by ¥6.8 billion from the previous year, with the significant gain resulting from the transfer of Takeda Food Products, Ltd. and the capital gain resulting from the partial transfer of Wyeth K.K. stakes. In addition, we expect an improvement of non-operating profit and loss.

2006-2010 Medium-Term Management Plan **Business Goal in Fiscal 2010**

Enhancement of R&D pipeline, toward sales of in-house ethical products of 2 trillion yen in fiscal 2015

Sales of in-house ethical products: **1.4 trillion yen**

Market share: **2.5 percent** (weighted average of countries where Takeda has its own sales channels)

R&D expenses: Up to **20 percent** of the sales of ethical products

Earnings per share (EPS): More than **7 percent** average increase per year (excluding extraordinary gain and loss)

Return on equity (ROE): **Maintain current level**

Takeda-ism and CSR

Last year, Takeda issued a Corporate Social Responsibility (CSR) Report for the first time which included a compilation of our expanding CSR activities. The concept of CSR is nothing new to Takeda. We recognize its importance in our everyday activities and have adopted a commitment to CSR in our company philosophy of – Takeda-ism – which commits to "Contributing to society by producing medicine through integrity (fairness, honesty and perseverance) in corporate activities."

To streamline the information presented, we have decided to report Takeda's financial results as well as our CSR activities in a single document. This combined report outlines how the development of superior pharmaceutical products is the cornerstone of our business and our social contributions.

At Takeda, we believe the 2006-2010 Medium-Term Management Plan is crucial to our success. In order to accomplish the goals this plan outlines, we must be determined and have the vision of a truly global pharmaceutical company for the future.

Throughout our more than 220-year history, Takeda has faced a number of difficulties; however we always find ways to overcome them by recognizing the importance of the essential elements of our business. We believe, by sharing Takeda-ism and its true meaning with each of the Takeda group employees, we can pave the way to become a "world-class pharmaceutical company," contributing to the future of mankind.

Takeda will continue to enhance our value by building a relationship of trust as we conduct our business activities based on Takeda-ism with our stakeholders worldwide.

Chairman
Kunio Takeda

President
Yasuchika Hasegawa


Social
Responsibilities
Financial
Responsibilities

We believe we must continue balancing our social responsibilities with our financial responsibilities in order to contribute to society worldwide.

676

Our Corporate Philosophy, including Takeda-ism, is the origin of our corporate activities.


Corporate Philosophy
TAKEDA-ISM
MANAGEMENT MISSION
CORPORATE VALUES
MANAGEMENT VISION
Takeda
Our Stakeholders
Medical Professions
Patients
Suppliers
Society
Environment
Shareholders and Investors
Employees

Corporate Philosophy

Takeda-ism

We, the members of the Takeda Group, pledge to act with integrity at all times, especially when facing difficulties or challenges. "Integrity" refers to our compliance with the highest ethical standards, our fairness and honesty in conducting every activity, and our perseverance in pursuing the ideal forms for our operations and management. Through the demonstration of these qualities, we show our commitment to building trust and confidence in all the people around us, and our determination to continue to expand the business. These empower our progress in our global endeavors to fulfill our mission to "strive toward better health for individuals and progress in medicine by developing superior pharmaceutical products."

Management Mission

We strive toward better health for individuals and progress in medicine by developing superior pharmaceutical products.

Management Vision

◎A multinational company, driven by research and development, which leads the world through its unique strengths
◎A company with highly integrated global operations
◎A company that meets the needs of people around the world through superior products and services
◎A company that grows together with its shareholders and other stakeholders
◎An energetic company that attracts and retains well-qualified personnel from all over the world

Corporate Values

◎ Dignity of life and strict ethical standards
◎ Personal worth and the essence of our operations
◎ Responsibility and cooperation
◎ Fairness, honesty and mutual trust
◎ Self-improvement, speed, and efficiency

Relationship with Our Stakeholders

Takeda's business activities are supported by various stakeholders. Through the pharmaceutical business, Takeda has established a good trusting relationship with "medical professions" and responds to the expectations of "shareholders and investors" by engaging in business activities to help as many "patients" as possible remain healthy with Takeda's pharmaceutical products. In addition, it is also important to maintain a work environment where "employees" of the Takeda group, conforming to Takeda-ism, can work with pride as Takeda group members, as well as our partnership with "suppliers" to create superior drugs. Furthermore, Takeda will also tackle issues of "environment" to preserve the health of the globe as well as remaining continually aware of the approaches and global issues of "society" to be prioritized.

FUNDAMENTAL POLICY

Based on the Management Mission: "we strive toward better health for individuals and progress in medicine by developing superior pharmaceutical products," Takeda strives to strengthen internal control, including thorough compliance, as well as promoting the establishment of a system allowing the creation of a healthy and transparent environment for quick decision-making in order to establish a management framework befitting a "world-class pharmaceutical company with Japanese origin," which operates business worldwide.

CORPORATE GOVERNANCE STRUCTURE

Takeda has a management structure designed to facilitate swift and flexible responses to management challenges, which are increasingly divergent in both quality and quantity. The Chairman of the Board sets the basic policy of the Takeda group, as well as overseeing management from the position of a shareholder, and engages in decision-making as a company, while the President is responsible for the overall execution of business operations and management, based on the basic policies of the Takeda group. In addition, the Executive Committee hosted by the Chairman of the board deliberates business strategies as well as material management issues. The Operations Committee hosted by the President deliberates important issues in terms of the execution of business, including reporting issues to the board of directors, to engage in discussions and implement coordination among corporate divisions.

The organizational form is a company with auditing officers. As for improving the transparency of management by utilizing human resources from outside the company, we consider that the objectivity and impartiality of the management observation function have been successfully secured through audit by three external auditors (out of four auditors in total) and fully functioning. As for the business execution, Takeda has established a quick and effective business operation system by constituting an organization centering on human resources with considerable knowledge of the pharmaceutical business and in-house circumstances.

External auditors attend meetings of the board of directors to make their opinions from an objective standpoint as external specialists and the attendance rate of external auditors for meetings of the board of directors, as well as the board of auditors in fiscal 2005, was 100 percent.

IMPROVEMENT OF THE INTERNAL CONTROL SYSTEM

Takeda strives to improve the internal control system, taking internal control as an important component of corporate governance that functions alongside risk management. In addition, Takeda has promoted responses to the internal control audit in Japan, scheduled for launch in fiscal 2008 by preparing for documentation in terms of internal control to secure the reliability of financial reporting.

Corporate Governance Structure


General Meeting of Shareholders
Appointment/removal of members
Appointment/removal of members
Appointment/removal of members
Reporting
Board of Directors (seven directors)
Deliberation/Reporting
Audit
Board of Auditors (four auditors)
Reporting
Cooperation
Accounting Audit
Appointment/removal/ supervision of members
Reporting
Chairman
Reporting
Cooperation
Executive Committee
President
Operations Committee
Reporting
Auditing Department
Environment and Safety Department
Audit
Instruction of execution
Operation Depts.
Corporate Depts.
Instruction to execute
Instruction to execute
Affiliated Companies
Affiliated Companies

678

Compliance

In order to solidly fulfill social expectations as well as achieving recognition of its existence value, Takeda continues to be committed to operating its business in accordance with its own highest ethical standards based on Takeda-ism, as well as complying with applicable laws by all members of the Takeda group.

TAKEDA COMPLIANCE PROGRAM FOR GLOBALIZATION

To ensure all executives and employees would comply with domestic and foreign laws and business ethics, Takeda started the "Takeda Code of Compliance Program for Globalization" in April 1999, and revised the program in June 1, 2002. In accordance with this program, Takeda established the "Takeda Code of Compliance Standards" as standards of conduct to which executives and employees must adhere, and have made progress in promoting company-wide compliance by designating the General Manager of the Legal Department as the "Compliance Officer" and organizing the "Compliance Promotion Committee" and "Compliance Secretariat" respectively.



COMPLIANCE PROGRAM IN EACH DIVISION

In each division, the Compliance Enforcer, led by the head of the unit, together with the Compliance Sub-Enforcer and the Area Compliance Enforcer, prepares the "Annual Compliance Education Plan" and ensures their staff receives the required training and instruction in order to practice compliance. The results of compliance initiatives each fiscal year are reported to the Compliance Officer in writing, in the form of a "Compliance Assessment Report" and subsequently reviewed by the Compliance Promotion Committee to ensure feedback is reflected in company-wide planning for the following fiscal year.

"VOICE OF TAKEDA" SYSTEM

The "Voice of Takeda" system was established to collect information in the form of questions, reports and proposals from employees in respect to compliance, which are then reflected in compliance practice. The Compliance Secretariat appropriately handles and utilizes the information sent through the electronic mailing system, inter-office mailing system and any other means to promote compliance activities. For example, issues to be improved are reported to the relevant divisions for corrective actions.

PROMOTION OF COMPLIANE IN DOMESTIC AND OVERSEAS AFFILIATE COMPANIES

The Compliance Secretariat enhances the Compliance Program for Globalization in the domestic and overseas affiliate companies in a direct manner or through collaborative efforts with each division, in charge of relevant affiliate companies. In addition, the Takeda Compliance Officer holds periodic meetings to exchange information with personnel in charge of compliance in the affiliate companies.

PROTECTION OF PERSONAL INFORMATION

Takeda developed a system that ensures compliance with the "Personal Information Protection Rules" that were established in January 2005. This system was designed to respond appropriately to the Personal Information Protection Law as well as proper handling of personal information. The "Policy of Personal Information Protection" is available on the Takeda web site.

COMPLIANCE IN RESEARCH

Takeda implements pharmaceutical research based on a sense of awe toward the dignity of life and its high ethical standards by establishing strict in-house regulations and guidelines, as well as complying with relevant domestic and overseas laws and corporate ethics. The Laboratory Animal Ethics Committee scrutinizes animal experiments; not only for compliance with the conventional 3Rs* but also the fourth R of "Responsibility" (responsibility for animals). Prior to conducting an experiment on the artificial recombination of genes, an experimental plan is prepared and the Safety Committee, composed of members including external experts such as medical doctors and lawyers, review the plan and report back.

* 3Rs: Replacement (replacement of medical research using animals with those without animals), Reduction (reduction in the number of animals used in experiments) and Refinement (plan alleviation in experimental animals)

Risk Management

ENHANCEMENT OF THE TAKEDA GROUP'S RISK MANAGEMENT STRUCTURE

As part of the corporate governance of the Takeda group, preventing and precisely responding to emergency situations are important, and Takeda considers that it is necessary to establish and enhance a risk management structure, along with the fulfillment of internal controls, such as a group-wide audit, as well as promotion of compliance.

On the risk management, responses in the manner of fairness and integrity are important for personal and economic safety in the view point of responsibility toward stakeholders, such as shareholders, customers, suppliers, employees, community and society.

As part of such efforts, Takeda addresses the establishment of a Business Continuity Plan (BCP) in order to prevent the interruption of business activities or, even if shut down, to restart the activities at the earliest opportunity, in the event of any accident or disaster.

CRISIS MANAGEMENT GUIDELINES

In accordance with "Takeda Group Crisis Management Guideline," which is to clarify and share basic policies, rules and standards for crisis management, Takeda strives to ensure that all possible preventive measures are taken to avoid potential crises. In addition, in line with the guidelines, Takeda has established a structure and scheme in order to respond to crises in an appropriate manner, aiming to minimize personal, financial and social damage in the event of a crisis.

Scope of Crises in the Guidelines

- Serious damage is caused to company assets, management or business activities.
- The life, safety of body or personal rights of the management or employees is endangered by an incident or accident.
- The reputation of the Company or the confidence in a brand is seriously damaged.
- Shareholders, customers, business partners or the public are seriously affected.

Positioning of the Crisis Management Guideline and Cooperation with Affiliates



Takeda
Each group company
Takeda Group Crisis Management Guideline (common guideline)
Establishing a crisis management system that appropriate to the circumstances of each group company Clearly indicating the department and person responsible for crisis management, decision-making procedures, communication route, organization and duties, specific description of actions to be taken
Takeda Pharmaceutical Crisis Management Rules
Affiliate A
Affiliate B
Affiliate C
...
To be referred to by affiliates
Guideline for Implementing Crisis Management Rules, etc.
Responsible person for Crisis Management (in each organizational unit)
Cooperation and consultation in crisis management
Crisis Management Committee and Office

COOPERATION WITH THE GROUP COMPANIES

Each division of Takeda and its group company is responsible for establishing and implementing its own crisis management system, to take preventive measures and to take the appropriate action in the event of a crisis. In the case of crisis that may affect the entire group, we maintain mutual cooperation while grasping the information and situation in a unified manner at the Crisis Management Committee, in which the Corporate Communications Department is situated as an office to conduct reporting for top management as well as reminders and instructions for countermeasures, and follow-ups for each division and group company.

Contribution to Society through

Pharmaceutical Business

Based on Takeda-ism





There are many messages about "now" and "future" of Takeda, as we are continuously committed to expand business with perseverance and integrity based on Takeda-ism.

681

Providing Superior Drugs

Corresponding to Stakeholders' Aspirations



682

M P D R A P
Product Strategy System

Everyone hopes to live cheerfully without getting nervous about one's disease. So glad to find the medication that supports such hope.

Mr. & Mrs. Masashi and Etsuko Murayama (Tokyo, Japan)

Mr. Masashi Murayama has been found to have rather high blood-sugar levels for about ten years as a result of the routine health checkups.
"Since I had no concerned symptoms, I never took it seriously," he said.
In the early stages of diabetes, it causes very little certain symptoms. Hence, the disease progresses unconsciously in many cases.
Mr. Murayama has been taking medications such as *Actos* and *Basen*, both of which are treatments for diabetes, for the past four years. Of course it is essential to pay attention to his diets even with medication. "Sometimes being careful too much with diets makes him frustrated, so I try to organize my husband's menu based on food he likes, having balanced diet as well as the calories in mind," says Mrs. Murayama. Mr. Murayama was smiling looking at his wife's profile. "I just hope to live cheerfully. Well, we are expecting our second grand child pretty soon. We both look forward to it very much."
It is a very pleasant moment for Takeda to contribute to such a happy moment for the patients through superior pharmaceutical products. We will continue to sincerely create medicines, while closely responding to patients' individual hopes.



Product Strategy

Promoting research activities while accurately understanding patient needs.

R&D of pharmaceutical products require lengthy period that spans over ten years and enormous cost. Takeda, therefore, based on an MPDRAP* strategy, promotes enhancing R&D pipeline, while concentrating its management resources to the four core therapeutic areas: lifestyle-related diseases, oncology and urological diseases, central nervous system diseases and gastroenterological diseases in order to provide new drugs to the patients who need them at the earliest possible date. In the 2006-2010 Medium-Term Management Plan, the pursuit of productivity and efficiency by the enhancement of MPDRAP function is set as one of its basic policies.

* A system that enables rapid decision-making by sharing information across each of our marketing, production, development, research, alliance and patent (MPDRAP) divisions

683.

Research & Development


Lifestyle-related diseases
Oncology & urological diseases
Gastro-enterological diseases
Central nervous system diseases

Basic Research Strategy

CHALLENGES TO THE BEST PRACTICE TOWARD REALIZING OUR MANAGEMENT MISSION

Takeda research and development has created four international strategic products (leuprolelin, lansoprazole, candesartan and pioglitazone), which is an example of our mission to strive toward better health for individuals and progress in medicine.

Although drug discovery now faces new and unprecedented challenges, we recognize that it is our mission to continue to further develop superior pharmaceutical products to help people around the world.

Therefore, in the 2006-2010 Medium-Term Management Plan, we have committed ourselves to the creation of new drugs by harnessing the collective efforts of our researchers and adopting "World Best Practice." This plan comprises of the following five tasks:

1. Maximization of new drug creation capability for both short term, and mid- and long-term range
2. Challenge to a new field of drug discovery with preparedness for paradigm shift of the pharmaceutical industry
3. Reform of research process and research management, pursuing quality and speed
4. Improvement of the operation system for enhancement of comprehensive research strength on a global scale.
5. Securing and nurturing excellent human resources as well as fostering free and vigorous research climate

In order to achieve these objectives, Takeda are implementing the "Tikarakobu research strategy" and establishing a multi-IND engine research structure.

PROMOTION OF "TIKARAKOBU" RESEARCH STRATEGY: focus resources, balance risk to drive the pipeline

Takeda is active in four core therapeutic areas: lifestyle-related diseases, oncology and urological diseases (including gynecological disorders), central nervous system diseases (including bone and joint diseases) and gastroenterological diseases.

We have adopted a "Tikarakobu strategy" ("Tikarakobu" literally means "bulging biceps," with "T" represents "Takeda") in which the projects are prioritized to focus research resources and offset risk. All projects in each therapeutic portfolio are assessed according to their likelihood to deliver a successful drug on the basis of competitive position, market trend and research feasibility. Research resources are concentrated on the highest priority projects; in addition selected contingency projects are pursued to allow a quick switch within the portfolio in the event of failure of the priority project. Thus the Tikarakobu strategy enables the optimum deployment of research resources to drive our research portfolio and effectively and speedily produce drugs to strengthen Takeda's product pipeline. Takeda aims to create five new products during the five years from 2011 to 2015 by focusing on the research projects of higher priority based on the Tikarakobu strategy.

ESTABLISHMENT OF THE MULTI-IND ENGINES STRUCTURE

Following the revolutionary changes based on the fundamental new technologies that occurred to the drug discovery process in the 1990s such as high-throughput screening and genomics, most Western pharmaceutical companies are now establishing their own research strategies.

At Takeda, we have decided to pursue a "multi-IND* engine" strategy to establish a global network of research bases that can independently generate IND's to operate in addition to the domestic research centers and thus increase the overall capability and capacity of Takeda's research infrastructure. The consolidation of Takeda San Diego, Inc. (TSD) in 2005 is the first step of such movements to that effect.

The synergy generated between the different operating cultures and environments of the "multi-IND engine" research

Establishment of the Multi-IND Engine Structure


Disease area
TPC
(Takeda Pharmaceutical Company Limited)
★Target discovery
★Target validation
★Lead compound generation
★Selection of candidate compounds
★Efficacy evaluation
★Pharmacokinetic/Safety
TSD
(Takeda San Diego, Inc.)
Structural chemistry
◎Lifestyle-related diseases
◎Cancer
Fundamental technology 1
Fundamental technology 2
IND

Drug discovery has entered a new era, when its unique "research model" is required. Takeda challenges "drug discovery" that contribute to the future of human beings based on the global R&D structure of high productivity and efficiency.



General Manager,
Pharmaceutical Research Div.
Shigenori Ohkawa

centers is promoting innovation and healthy competition to strive to achieve Takeda's global goals. In the future, Takeda will further enhance the research infrastructure aiming for early detection and flexible application of cutting-edge scientific and technical information, including the possibility of acquisition of venture companies with world-class expertise in antibody drugs, cancer and central nervous system diseases.

* IND (Investigational New Drug Application): Submission to the U.S. Food and Drug Administration (FDA) in order to conduct clinical trials on a new drug (candidate)

PROGRESS FOR THE GLOBAL RESEARCH SYSTEM

Last year TSD joined the Takeda group as the first overseas research base, adding its world-class high-throughput protein crystallography technology to our research platform and giving us a state-of-the-art rational drug design capability. Within one year of integration, TSD has already demonstrated notable successes, including solving a number of protein crystal structures for the first time in the world.

Furthermore, in the research projects of lifestyle-related diseases and cancer, as well as contributing to chemical compound design of other Takeda research centers, TSD is engaged itself in creating new candidate compounds as IND engine.

Based on vigorous interaction by joint projects and researcher exchange programs between TSD and Takeda's two domestic research centers, proactive solution of problems through information sharing and common utilization of research achievements are promoted. Takeda will further enhance the mutual cooperation and personnel exchange in order to increase such synergy effects. Takeda and TSD will, despite the totally different culture as a Japanese pharmaceutical company and a U.S. bio venture respectively, mutually learn from each other in order to lead our efforts to an innovation.

R&D Costs/Ratio to Net Sales in Ethical Drug Business


(¥ Billion)
(%)
16.3%
200
150
100
50
0
16
8
0
165.8
'01
'02
'03
'04
'05
FY
R&D costs
Ratio to Net Sales
R&D costs
Ratio to Net Sales in Ethical Drugs

Research & Development

EFFORTS TOWARD THE EARLY LAUNCH OF NEW PRODUCTS ONTO THE TRI-POLAR MARKETS AND MAXIMIZATION OF ADDED VALUE OF THE PRODUCTS

By reinforcing the development system and its functions at a global level, Takeda aims to accelerate the progress of development stages of our products and to achieve its early launch onto the market in the tri-polar markets. As part of such efforts, Takeda has integrated the development functions in the U.S. and Europe, namely, Takeda Global Research & Development Center Inc. and the Takeda Global Research & Development Centre (Europe), Ltd. in the U.K. respectively, so that the clinical trials, applications for approval can be conducted under a close cooperative framework. In Japan, the development activities of each project tend to start based on the early development results in the U.S. and Europe, and accordingly, the timing of submission of application for product registration and the subsequent approval of each development project is relatively backward. In addition, the contents of application package required by the Japanese regulatory authorities are somewhat different from those of the U.S. and Europe. In order to improve that current situation, Takeda will promptly set up and establish a "framework for simultaneous application at the tri-polar markets," through the integrated operation of clinical development activities, which is one of the important tasks in development.

As for maximization of the added value of the products, Product Strategy Team (PST), which is composed of cross-division members such as research, development and marketing, is now participating in the strategic product planning even from the research phase, in order to promote the maximization of added value of each product.

ENHANCEMENT OF THE R&D PIPELINE THROUGH IN-LICENSING AND ALLIANCE ACTIVITIES

Takeda positions in-licensing and alliance activities as important supplemental measures to enhance the R&D pipeline. As shown on the right page, we steadily and successfully entered into the alliance agreements in fiscal 2005 as well. Takeda proactively establishes a support system by appointing full-time personnel in charge of alliance and in-licensing activities in Japan and the U.S., aiming to develop these activities more effectively and flexibly at a global level.

Global Research & Development System


Takeda Global Research & Development Centre (Europe), Ltd.
Takeda Global Research & Development Center Inc.
Japan Development Center
Osaka Research Center (Jyuso)
Tsukuba Research Center
Takeda San Diego, Inc.
Takeda Research Investment, Inc.
●:Research base ■Development base



Pharmaceutical Research Div. (from left) Shinichiro Matsunaga, Akira Horinouchi, Hiroko Utsumi, Kazuyoshi Aso, Nobuhiro Nishigaki, Toshiya Moriwaki, Yasuko Teraoto



Takeda San Diego, Inc. (from left) Hua Zou, Sanjib Das, Stephen Kaldor (President), Petro Halkowycz, Melinda Manuel

Alliance Advances in In-Licensing and Alliance Activities from April 2005 Onwards

Partners	Contents
Paradigm Therapeutics Ltd. (U.K.)	In June 2005, Takeda and Paradigm agreed to enter into CNS therapeutic area alliance, and the project started in July 2005.
Merck KGaA (Germany)	In September 2005, Takeda entered into a co-development and co-promotion agreement for Matuzumab, a humanized monoclonal antibody against epidermal growth factor receptor which is implicated in the development and progression of cancer, created by Merck KGaA, covering Japan, Europe, the U.S.A. and some parts of Asia.
Pronova Biocare AS (Norway)	In November 2005, Pronova granted Takeda an exclusive development, marketing and distribution right in Japan for *Omacor*, for the treatment of hypertriglyceridemia.
Evotec AG (Germany)	In December 2005, based on the collaborative research with Evotec, Takeda acquired one of the candidates of the drug discovery in the area of Alzheimer's disease.
Alizyme plc (U.K.)	In January 2006, Takeda started phase Ⅱ clinical studies of ATL-962 in Japan, a treatment for obesity and related diseases discovered by Alizyme.
Sucampo Pharmaceuticals, Inc. (U.S.A.)	In January 2006, the U.S. FDA approved an NDA of *Amitiza*, a treatment for chronic idiopathic constipation discovered and developed by Sucampo Pharmaceuticals and in April 2006, TPNA and Sucampo Pharmaceuticals jointly started marketing in the United States.
Affymax, Inc. (U.S.A.)	In February 2006, Takeda acquired an exclusive development and commercialization right for Affymax's lead product candidate, *Hematide*, in Japan for the treatment of chronic kidney disease/cancer related anemia. In June 2006, Takeda acquired an exclusive development and commercialization right for the product worldwide through conclusion of an exclusive global agreement for *Hematide*.
Lexicon Genetics (U.S.A.)	In March 2006, Takeda selected LG474, a target for drug discovery in the cardiovascular field, based on a program developed by Lexicon Genetics, and accordingly, Takeda acquired an exclusive right for LG-474.
BioNumerik Pharmaceuticals, Inc. (U.S.A.) ASKA Pharmaceutical Co., Ltd. (Japan) KI Pharmaceuticals, Inc. (Japan)	In March 2006, Takeda entered into a license agreement for *Tavocept*, a chemoprotective agent and acquired an exclusive right to market *Tavocept* in Japan. In July 2006, based on the results of a phase Ⅲ trials for *Tavocept* conducted in the United States, Russia, Ukraine and Europe, Takeda and BioNumerik are continuing to discuss the data from the trials as well as considerations regarding the alliance agreement and the future development of *Tavocept*, with one possible alternative being termination of the existing *Tavocept* License and Development Alliance Agreement between Takeda and BioNumerik for the United States and Canada.
Arius Research Inc. (Canada)	In March 2006, Takeda entered into a joint research agreement with Arius Research Inc., and acquired the right to have exclusive access to a certain number of functional mouse monoclonal antibodies that have anti-cancer activities for a period of three years.
Cephalon, Inc. (U.S.A.)	In June 2006, Cephalon, Inc. and Takeda Pharmaceuticals North America, Inc. entered into an agreement to co-promote *Provigil* tablets, a wake-promoting agent.
Galaxy Biotech, LLC (U.S.A.)	In July 2006, Takeda acquired an exclusive worldwide right from Galaxy to develop, manufacture and market the HuL2G7, a humanized antibody that blocks the activity of human HGF, a growth factor believed to mediate proliferation, metastasis, anti-apoptosis and neoangiogenesis of many types of tumors.

Research & Development Pipeline

Development Code	Generic Name	Brand Name (Country/Region)	Drug Class
Franchise I: Lifestyle-Related Diseases			
TCV-116	Candesartan cilexetil	*Blopress* (Japan, Europe, Asia) *Amias, Kenzen*, etc. (Europe)	Angiotensin II receptor blocker
AD-4833	Pioglitazone hydrochloride	*Actos* (Japan, U.S.A. Europe, Asia) *Actoplus Met* (U.S.A.) *Competact* (Europe) *Duetact* (U.S.A.)	Insulin resistance-improving drug
AO-128	Voglibose	*Basen* (Japan, Asia)	α-glucosidase inhibitor
TAK-475	Not decided		Squalene synthase inhibitor
TAK-428	Not decided		Neurotrophic factor production accelerator
TAK-536	Not decided		Angiotensin II receptor blocker
LY333531	Ruboxistaurin		PKC β inhibitor
TAK-128	Not decided		Myelin formation accelerator
SYR-322	Not decided		DPP-4 inhibitor
ATL-962	Cetilistat		Lipase inhibitor
TAK-583	Not decided		Neuropathic pain-improving drug
TAK-491	Not decided		Angiotensin II receptor blocker
Franchise II: Oncology and Urological Diseases			
TAP-144-SR	Leuprorelin acetate	*Leuplin* (Japan), *Lupron Depot* (U.S.A.) *Enantone*, etc. (Europe, Asia)	LH-RH agonist
EMD72000	Matuzumab		Humanized monoclonal antibody against the human EGFR
R-851	Not decided		Immune response modifier
AF37702	Not decided	*Hematide* (U.S.A.)	Synthetic, peptide-based erythropoiesis-stimulating agent
BNP7787*	Dimesna	*Tavocept* (U.S.A.)	Chemotherapy supportive care drug
Franchise III: Central Nervous System Diseases, Bone/Joint Diseases			
TAK-375	Ramelteon	*Rozerem* (U.S.A.)	MT_1/MT_2 receptor agonist
NE-58095	Risedronate	*Benet* (Japan)	Bone resorption inhibitor
Franchise IV: Gastroenterological Diseases			
AG-1749	Lansoprazole	*Takepron* (Japan, Asia), *Prevacid* (U.S.A., Asia) *Ogast, Agopton, Lansox*, etc. (Europe)	Proton pump inhibitor
TAK-242	Not decided		TLR4 signal transduction inhibitor
TAK-390MR	Not decided		Proton pump inhibitor
SPI-0211	Lubiprostone	*Amitiza* (U.S.A.)	Chloride channel opener

* Based on the results of two Phase III Trials for *Tavocept*, conducted in the United States, Russia, Ukraine and Europe, Takeda and BioNumerik are continuing to discuss the data from the trials as well as considerations regarding the alliance agreement and the future development of *Tavocept* considering possible termination of the existing *Tavocept* License and Development Alliance Agreement between Takeda and BioNumerik for the United States and Canada.

Indication/Formulation	Country/Region	Phase I	Phase II	Phase III	NDA Submission	NDA Approval
Chronic heart failure	Japan	✓	✓	✓	✓	2005.10
Diabetic nephropathy	Japan	✓	✓			
Fixed combination with diuretic	Japan	✓	✓	✓	2002.12	
	Europe	✓	✓	✓		
High doses	Japan	✓	✓	✓		
Outcome study, DIRECT (DIabetic REtinopathy Candesartan Trial)	Europe	✓	✓	✓		
Reduction of the risk of macrovascular events in patients with type 2 diabetes mellitus and pre-existing macrovascular disease	Europe	✓	✓	✓	2005.12	
Delay in progression of atherosclerosis	U.S.A.	✓	✓	✓		
Combination drug of Actos/Metformin XT	U.S.A.	✓	✓	✓	2006.03	
Combination drug of Actos/Metformin	U.S.A.	✓	✓	✓	✓	2005.08
	Europe	✓	✓	✓	✓	2006.07
Combination drug of Actos/SU	U.S.A.	✓	✓	✓	✓	2006.07
	Europe	✓	✓	✓	2005.07	
Combination drug of Actos/TAK536	U.S.A.	✓	✓	✓		
Concomitant therapy with metformin	Japan	✓	✓	✓		
Impaired glucose tolerance (IGT)	Japan	✓	✓	✓		
Hyperlipidemia	Japan	✓				
	U.S.A.	✓	✓	✓		
	Europe	✓	✓	✓		
Diabetic neuropathy	U.S.A.	✓	✓			
	Europe	✓	✓			
Hypertension	U.S.A.	✓	✓			
	Europe	✓	✓			
Diabetic maculopathy	Japan	✓	✓			
Diabetic neuropathy	Japan	✓	✓			
	U.S.A.	✓	✓			
	Europe	✓	✓			
Diabetic mellitus	Japan	✓				
	U.S.A.	✓	✓	✓		
	Europe	✓	✓	✓		
Obesity	Japan	✓	✓			
Post-herpetic neuralgia	Japan	✓				
	U.S.A.	✓	✓			
	Europe	✓	✓			
Hypertension	U.S.A.	✓	✓			
	Europe	✓	✓			
3-month depot/premenopausal breast cancer	Japan	✓	✓	✓	✓	2005.08
6-month depot/prostate cancer	Europe (Germany, Italy, France)	✓	✓	✓	2005.08/10/11	
Gastric cancer, non-small cell lung cancer, colorectal cancer	Japan	✓	✓			
	U.S.A.	✓	✓			
	Europe	✓	✓			
Human papillomavirus (HPV) infection	U.S.A.	✓	✓			
Chronic kidney disease (CKD), cancer-related anemia	Japan	✓				
	U.S.A.	✓	✓			
	Europe	✓	✓			
Prevention or reduction of neurotoxicity induced by anti cancer	Japan	✓	✓	✓		
	U.S.A.	✓	✓	✓		
Insomnia	Japan	✓	✓	✓		
	Europe	✓	✓	✓		
Circadian rhythm sleep disorder	U.S.A.	✓	✓			
Alzheimer's sleep/wake disturbance	U.S.A.	✓	✓			
Once-a-week formulation	Japan	✓	✓	✓	2004.12	
Paget's disease of bone	Japan	✓	✓	✓		
Non-erosive reflux disease	Japan	✓	✓	✓	✓	2006.06
Injectable formulation: Upper gastrointestinal bleeding	Japan	✓	✓	✓	2004.02	
Severe sepsis	Japan	✓	✓	✓		
	U.S.A.	✓	✓	✓		
	Europe	✓	✓	✓		
Erosive esophagitis and non-erosive gastro-esophageal reflux disease	Japan	✓				
	U.S.A.	✓	✓	✓		
Chronic idiopathic constipation	U.S.A.	✓	✓	✓	✓	2006.01
Constipation-predominant Irritable Bowel Syndrome	U.S.A.	✓	✓	✓		

689

Marketing

Providing long-awaited pharmaceutical products and high-quality information to people worldwide: this is Takeda's mission.



"After *Rozerem*, I not only have life, I have me back again. And now it's more about all the moments that take my breath away. To me, that's living."

Rashelle Gussner (Id. U.S.A.)

Rashelle Gussner suffered with insomnia for five years. Previously an energetic woman, having insomnia meant Rashelle could only sleep for a few minutes each night, and the loss of sleep robbed her of the energy to enjoy the other aspects of her life.

The first night on a sleeping pill, Rashelle felt very groggy and had difficulty caring for her young daughter and functioning the next day. After additional similar experiences with other products, Rashelle decided the side effects from her medication were worse than the insomnia, so she began self-medicating.

Finally, Rashelle's doctor prescribed a different product - *Rozerem* (ramelteon).

The first night on *Rozerem*, Rashelle fell asleep faster and felt like her body was able to enter sleep more normally. These results continued after additional nights without sleep hangovers or a drugged feeling.

Within two weeks of getting regular sleep, Rashelle regained some of her former energy and was able to devote much of it to getting her family life back to normal. She also discovered that some nights she was able to sleep fully without the medication.

Rashelle has been taking *Rozerem* for almost eight months. Now that she's able to sleep, she has been able to build the energy to do more than just the basics. In addition to helping at home, better sleep gave Rashelle the energy to work, join a gym, run with a girlfriend throughout the week and even volunteer.

"My life with insomnia was not life. I was existing, I was breathing, but that wasn't life for me," Rashelle said.

Takeda will continue our challenges to create and provide the superior medicines that help people enjoy lives with health.

"It's great to have an option that gives patients the freedom to achieve sleep without worrying about abuse or significantly impaired next day functioning."

I prescribe *Rozerem* (ramelteon) because it provides an alternative with an excellent safety profile for patients who suffer from insomnia and may be concerned with the addiction potential of other products.

Although sleep is not a priority for some individuals, sleep is important because it makes up one third of an individual's life. For people to be in their optimal mental and physical health, it is important to honor sleep.



Dr. Lundt has practiced psychiatry and addiction medicine for the past 18 years and is board certified in both of those areas.



Leslie Lundt, M.D. (Id. U.S.A.)

Marketing

In fiscal 2005, the consolidated net sales of Takeda's prescription products, launched on the worldwide market, achieved ¥1.0191 trillion, exceeding the trillion yen mark for the first time. Through our sincere marketing activities based on Takeda-ism, we consider it our mission to bring patients excellent products built to our own strengths as well as high quality information.

United States

TAKEDA PHARMACEUTICALS NORTH AMERICA, INC. (TPNA): INCREASING ITS U.S. PRESENCE

TPNA reached several important milestones in Fiscal 2005, providing a solid foundation for significant growth in the United States. The company expanded its portfolio from one to four products as the U.S. Food and Drug Administration (FDA) approved two new products of Takeda; *Rozerem* (ramelteon) for insomnia, *Actoplus Met* (pioglitazone HCl and metformin), a combination pill of *Actos* and metformin, and in addition, Sucampo Pharmaceuticals, Inc. obtained an approval for *Amitiza* (lubiprostone) for chronic constipation, which TPNA co-promotes with them. TPNA reports nearly a 20 percent increase in net sales compared to the previous year and has grown its U.S. sales force to more than 2,200 representatives.

ENTERING NEW THERAPEUTIC CATEGORIES WITH *ROZEREM* AND *AMITIZA*

In July 2005, the FDA approved the second in-house compound for TPNA, *Rozerem*, for the treatment of insomnia. *Rozerem* is the first and only prescription sleep medication that has shown no evidence of abuse and dependence in clinical trials and, as a result, has not been designated as a controlled substance by the U.S. Drug Enforcement Administration (DEA). TPNA has taken a unique approach to marketing this innovative product. For the first year following its approval, TPNA focused on educating physicians about the attributes of *Rozerem*, including its unique mechanism of action. Beginning in July 2006, TPNA will launch a marketing campaign directly to consumers to increase product awareness.

January 2006 marked the FDA approval of *Amitiza* capsules for the treatment of chronic idiopathic constipation in adults. *Amitiza* is the first selective chloride channel activator approved for therapeutic use and has been shown to offer effective relief of chronic idiopathic constipation in adults. The product — which became available in the U.S. in April 2006 — will be jointly marketed with Sucampo Pharmaceuticals, Inc., the inventor and developer of *Amitiza*. Constipation is one of the most common digestive complaints, and people suffering from


amitiza
(lubiprostone) capsules
24 mcg

Amitiza, a treatment for chronic idiopathic constipation

692



Takeda Pharmaceuticals North America, Inc. (from left) David Callison／Angie Burris／Georges Joseph／Hie Ran Kim／Todd Friend

the condition chronically have been largely unsatisfied with earlier treatment options. TPNA expects *Amitiza* to be a solution for many of the millions of sufferers of this condition. *Amitiza* is also in the phase 3 development stage by Sucampo for irritable bowel syndrome, which would increase the product's usage significantly.

CONTINUED SUCCESS WITH *ACTOS*

Takeda's anti-diabetic drug, *Actos* continues to be a primary growth driver for TPNA in the U.S. In Fiscal 2005, the total sales of *Actos* and *Actoplus Met* grew nearly 17 percent compared with the previous fiscal year. This growth is attributed to the expanded product line of *Actos* and growing body of science supporting the potential benefits of *Actos* beyond blood glucose control, as shown by the results of PROactive study, which has also

Changes in sales of *Actos* (U.S.)


(millions of dollars)
2,000
1,500
1,000
500
0
1,783
'01
'02
'03
'04
'05
FY

distinguished the therapy from competitors. In April 2006, a new drug application for an extended release formulation for *Actoplus Met* was submitted, and in July 2006, the FDA approved the second line extension with Actos and sulfonylurea (SU) combination drug, *Duetact*. Results from the landmark PROactive trial, which were announced in September 2005, found that treatment with *Actos* reduced the combined risk of heart attack, stroke and death by 16% in high-risk patients with type 2 diabetes. PROactive is the first study in the world to prospectively show that a specific oral glucose lowering medication can significantly improve cardiovascular outcomes. Building on the results of PROactive, the large-scale clinical trials CHICAGO and PERISCOPE, which are being conducted in the U.S., Takeda hopes to establish the efficacy profile of *Actos* for prevention of arteriosclerosis in patients with type 2 diabetes. These studies set the groundwork for future indications and label updates.



pioglitazone hydrochloride (*Actos*)

NEW TREATMENTS ON THE HORIZON

There are several new products and expanded uses for existing products on the horizon for TPNA, through the Takeda Global Research & Development Center, Inc. The company will continue to cultivate its pipeline by accelerating the development of new drugs, enhancing the in-licensing of products, and managing product lifecycles.

Japan

BLOPRESS SHOWED A GREAT ACHIEVEMENT, THE NO. 1 SELLING PRODUCT IN JAPAN

Blopress, our core product to treat hypertension in the area of lifestyle-related diseases, has been showing remarkable growth ever since its market launch in 1999. In 2005, net sales of ¥123.4 billion made it the No. 1 product in terms of net sales of all prescription drugs available in Japan. In October 2005, *Blopress* also became Japan's first angiotensin II receptor blocker (ARB) for which an indication of chronic heart failure was approved.



candesartan cilexetil (*Blopress*)



(¥ Billion)
150
100
50
0
123.4
'01
'02
'03
'04
'05
FY

Changes in sales of *Blopress* (Japan)

AN ENHANCED PRODUCT LINEUP, FOCUSING ON LIFESTYLE-RELATED DISEASES

Actos achieved a remarkable breakthrough in fiscal 2005, earning a total ¥24.2 billion, a 56.5 percent increase in net sales compared to the previous year.

Takeda positions diabetes market as the first priority, as it is expected to continue increasing, and has pharmaceutical products with a variety of mechanism of actions, such as *Basen* for treating postprandial hyperglycemia and *Glufast*, short-acting insulin secretagogues, in addition to *Actos*. Takeda will continue to further enhance its presence in this area by proposing treatment options conforming to doctors' treatment policies as well as to pathologic conditions of each patient.

In fiscal 2005, net sales of *Takepron* reached ¥55 billion, a 16 percent increase compared to the previous year. In June 2005, *Takepron* also obtained an additional indication of non-erosive gastroesophageal reflux disease as the first one in Japan. Gastroesophageal reflux disease (GERD), which is caused by reflux of acidic gastric contents, is classified into "reflux esophagitis" and "non-erosive gastroesophageal reflux disease" respectively. Takepron was already approved for maintenance therapy of reflux esophagitis, and the approval of this additional indication is expected to further boost its sales



Yamagata-minami representative office (from left) Yoshinori Sasaki, Takashi Kawanishi (Manager), Rie Minekoshi, Tsuneya Aiba growth.

Regarding *Leuplin*, used for treating prostate cancer and endometriosis, it already accounts for more than 60 percent of the domestic LH-RH analog market, and in August 2005, the adjuvant therapy for prevention of recurrence after the surgical operation of pre-menopausal breast cancer was approved, which is expected to be a factor for additional sales expansion.

As for *Benet*, used for treating osteoporosis, Takeda will continue to establish its solid position occupying the No. 1 share of the bisphosphonates market through promotional activities based on abundant clinical evidences concerning fracture prevention. *Enbrel*, used for treating rheumatoid arthritis and launched onto the market in March 2005, is gathering significant attention as the only fully human, anti-TNF receptor, which leads to a healthy boost of its market share.

"PROFESSIONAL MEDICAL REPRESENTATIVES (MRs)" AND "ORGANIZATIONAL STRATEGIES"

The competitive strength of Takeda in marketing is based on "professional MRs" and "organizational strategies." Takeda establishes a practicable system to provide high-quality promotional activities as "professional MRs" based on its unique form of knowledge management whereby all MRs can share the successful experiences of each individual. Takeda also strives proactively to strengthen such expertise through various training programs.

As "organizational strategies," Takeda conducts a wide range of activities, including interactive nationally-televised live lecture presentations and nation-wide research presentations. Especially, the use of TV lecture presentations is widely received as a breakthrough approach, allowing specialist physicians to communicate directly with numerous doctors. Takeda organized web-based TV lecture presentations, connecting hundreds of bases nationwide via the internet, and involving a number of medical profession as participants in fiscal 2005 as well. Takeda will continue to further advance our marketing strategies, effectively combining face-to-face promotional activities conducted by "professional MRs" with "organizational strategies."

The MRs of Takeda are constantly highly evaluated by the medical profession. In order to respond to such trust in our company, Takeda continues to strive in performing high-quality promotional activities, with self-discipline of the "professional MRs" thanks to its 'strong mission' and 'high ethical standards' based on Takeda-ism.



Yamagata-minami representative office (from left) Hiroshi Onodera, Eiko Sakai, Tetsuya Yamamoto, Kouichirou Matsuda, Rika Nagayasu

Marketing



Laboratoires Takeda (from left) Veronique Elbase, Arnaud Michel, Sylvie Soire, Thierry Tyrakowski, Amalia Philis

Europe

FOSTERING EUROPEAN OPERATION AS THE THIRD "PILLAR OF THE BUSINESS"

The sales performance of products such as *Blopress** (candesartan) and *Actos* (pioglitazone) in each of the European sales and marketing subsidiaries have been healthy and net sales of in-house ethical products in the region in fiscal 2005 earned ¥155.7 billion, a 9.6 percent increase compared to the previous year, and showing a further sales achievement.

In addition, in order to pursue: "Formulation of a tri-polar marketing function (Japan, U.S., Europe) for conducting self-sustaining operations," one of the management tasks in the Medium-Term Management Plan for the period FY 2006 to 2010. Takeda resolved to establish a new company for European sales & marketing in London, aimed at strengthening its European operating base. This new company will supervise the overall business activities of Takeda's sales and marketing subsidiaries in six European countries through promoting pan-European strategies from mid-and long-term perspectives.

Changes in sales of in-house ethical products (Europe)


(¥ Billion)
155.7
150
100
50
0
'01
'02
'03
'04
'05
FY

* *Blopress* is sold under the product names also *Amias* and *Kenzen*.

PURSUING THE MAXIMIZATION OF ADDED VALUE OF *ACTOS* AND *BLOPRESS*

Takeda Global Research & Development Centre (Europe) Ltd. (London, U.K.) submitted a marketing authorization application for a fixed-dose combination tablet of *Actos* and a sulfonylurea (SU), glimepiride to the European Medicines Evaluation Agency (EMEA) in September 2005. In December 2005, it also applied for an additional indication of *Actos* for reducing the risk of macrovascular events in patients with type 2 diabetes mellitus and pre-existing macrovascular disease. Moreover, in July 2006, Takeda Global Research & Development Centre (Europe) Ltd. was granted a marketing authorization for *Competact*, a fixed-dose combination tablet of *Actos* and metformin, from the European Commission.

As for *Blopress*, DIRECT - the outcome study is being conducted in 30 countries worldwide centering on Europe, to investigate efficacy of the product on the onset and progression of diabetic retinopathy.

Molecular representation of lansoprazole



International Strategic Products (Ethical Drugs)

For prostate cancer and endometriosis

Leuprorelin Acetate

Drug delivery system (DDS) research has resulted in the formulation of leuprorelin acetate, an LH-RH agonist, in a sustained-release formulation for the treatment of prostate cancer, endometriosis, and others. The sustained-release injectable formulation is available of up to once every four months in the U.S. Leuprorelin acetate is marketed in around 80 countries worldwide, and is considered a gold standard therapy for prostate cancer.



Brand Names: *Leuplin* (Japan)
Lupron Depot (United States)
Enantone/Trenantone (Europe, Asia)



Molecular representation of leuprorelin acetate

For peptic ulcers

Lansoprazole

Once-daily dosing with lansoprazole, a proton pump* inhibitor, provides fast symptom relief for gastric and duodenal ulcers, and achieves high healing rates. Lansoprazole is marketed in around 90 countries worldwide and is recognized as the top brand in major countries.

* Proton pump: an enzyme that functions in the final stages of acid secretion in gastric parietal cells.


Ogast 15

Brand Names: *Takepron* (Japan, Asia)
Prevacid (United States, Asia)
Ogast, Lansox, Agopton (Europe)

For hypertension

Candesartan Cilexetil

Candesartan cilexetil is an angiotensin II receptor blocker* that is revolutionizing hypertension treatment. In around 90 countries worldwide, candesartan cilexetil enjoys a trusted reputation in the medical profession, as its once-daily dosing provides patients with a mild and steady hypotensive action that lasts many hours with a lesser degree of adverse reaction.

* Angiotensin II receptor blocker: blockade of the action of angiotensin II, a hormone that increases blood pressure.


Kenzen
AMIAS

Brand Names: *Blopress* (Japan, Europe, Asia)
Amias, Kenzen (Europe)

For diabetes

Pioglitazone Hydrochloride

Once-daily dosing with pioglitazone hydrochloride improves insulin resistance and reduces blood sugar levels, without placing any additional burdens on the pancreas. The drug is marketed in around 70 countries worldwide. In the United States, *Actoplus Met*, a fixed-dose combination tablet of pioglitazone hydrochloride and metformin, is also marketed.


actos

Brand Name: *Actos* (Japan, United States, Europe, Asia)

697

Providing high-quality drugs for people worldwide; we are establishing a global production system.

Takeda is promoting the further enhancement of the production system
to support "achieving sales of in-house ethical products of 2 trillion yen in fiscal 2015."
At the same time, Takeda wholeheartedly implements Takeda-ism
through the "Production Division Standards for Employees Conduct" and "Basic Purchasing Policy,"
and provides pharmaceutical products, with high ethical standards responding to the public's trust.



FOUR BASIC POLICIES TOWARD THE ENHANCEMENT OF THE PRODUCTION SYSTEM

Takeda promotes the further globalization of its production system; based on the following four policies in the 2006-2010 Medium-Term Management Plan:

1. Pursuing a cost minimum approach by establishing a globally optimized production system.
2. Enhancing the ability of quality control, including overseas manufacturing plants and toll-manufacturers, by improving its global quality assurance system.
3. Developing drug formulations that meet the market needs as well as enhancing the technical capabilities of the CMC* research laboratories.
4. Inheriting and enhancing the production technology of both domestic and overseas production plants.

* Chemistry, Manufacturing and Controls: research on bulk manufacturing process, drug formulation, physicochemical property, testing method and quality control



Takeda Pharma Ireland Limited (TPI)

DEVELOPMENT OF THE GLOBAL PRODUCTION SYSTEM

The production operation at Shonan Plant (Fujisawa City, Kanagawa Pref.) was terminated at the end of March 2006, streamlining the domestic production system by shifting toward two manufacturing bases of the Hikari (Hikari City, Yamaguchi Pref.) and Osaka (Osaka City) Plants. Meanwhile, Takeda Pharma Ireland Limited will shortly start operations as Takeda's first overseas bulk pharmaceutical plant and is scheduled to start providing bulk compounds of major products for Western markets, including *Rozerem*. Another manufacturing facility of Takeda in Ireland, the drug formulating plant Takeda Ireland Limited, has been rapidly expanding production in response to the sales growth in Western markets since starting operations in 1999. We aim to further improve the efficiency of our production activities by realizing integrated manufacturing from bulk compounds to drug formulations in the same country.

Takeda's production bases


China
[drug formulation]
Italy
Japan
[bulk compounds
and drug formulation]
Indonesia

Consumer Healthcare Business

[Consumer Healthcare Drugs & Quasi-Drugs]

Striving for "lifelong brand" loyalty; we continue to nurture our products in good faith to win the trust of consumers of all generations.

"CONTRIBUTION TO THE HEALTH OF CONSUMERS" THROUGH BRAND DEVELOPMENT

Takeda aims to carefully nurture consumer healthcare drugs (over-the-counter drugs) and quasi-drugs as products contributing to people's health in their daily lives.

- *"Alinamin A"* and *"Alinamin EX-PLUS"* in tablet form were launched in November 2005 as new members of the *ALINAMIN* brand. Aiming to help consumers from fatigue and stay healthy, with the *ALINAMIN* brand, including *"Alinamin V"* in tonic drink, we continue to proactively implement promotional activities via mass media while striving to enhance the brand value through marketing activities, as well as reinforce storefront pharmaceutical information through sales activities.
- Under the *BENZA* brand, we will continue to further enhance awareness of the brand as a cold remedy series, providing consumers with options to select their preferred choice based on their symptoms, and centering on products such as *Benza Block S*, *Benza Block L*, *Benza Block IP*.
- *Actage AN Jo* is medication for consumers suffering from articular pain and neuralgia, which Takeda offers to consumers as a pharmaceutical product, administered as an oral dose.
- Under the *HICEE* brand, we will continue to further develop our products such as *Hicee-L*, *Hicee1000* and *Hicee BMate2*.
- As for the *Nicorette* gum series, Takeda launched *Nicorette Cool Mint* gum in December 2005. We aim to improve the status of such a brand as over-the-counter (OTC) smoking-cessation product, satisfying requirements of the consumers, trying to quit smoking.

RESPONSE TO INQUIRY

Takeda is responding with integrity to telephone and other inquiries regarding consumer healthcare drugs & quasi-drugs through its Customer Service Desk - Healthcare Company. The total number of inquires was around 15,000 in fiscal 2005.


Alinamin EX-PLUS


Alinamin A


Alinamin V *Alinamin V&V NEW* *Alinamin 7* *Alinamin 7 GOLD*




Benza Block S *Benza Block L* *Benza Block IP*


Wholesalers: 3.4%
Others: 5.6%
Pharmacies: 20%
Consumers: 71%
Breakdown of inquiries


Actage AN Jo

Intellectual Property

Implementing strategic intellectual property activities to support the maximization of the value of Takeda products.

INTELLECTUAL PROPERTY STRATEGY TO SUPPORT RESEARCH AND DEVELOPMENT ACTIVITIESFOR NEW DRUGS CONTINUOUSLY

Currently, the movement for protecting intellectual property has been globally activated. Pharmaceutical products are known for the lengthy period required from drug discovery to the New Drug Application for approval, which may take a dozen years or so, as well as the very low success ratio for commercialization and the enormous investment amount required. In addition, there is usually only one basic patent that covers one pharmaceutical product, while remarkable amount of licensing fee is necessary when licensing in a product from the outside party. Moreover, the patent situation can be a key determining factor during the discussion on the feasibility study of individual product. Therefore, it is indispensable to focus on the effective utilization of intellectual property.
Conducting R&D activities for new drugs continuously to provide superior pharmaceutical products is a part of Takeda's social responsibilities. To that effect, we will continue to develop strategic intellectual property activities based on the concepts of "patent is the core of the company," and "protection and information management of intellectual property rights are the two key elements for our intellectual property strategy."

THE ESTABLISHMENT OF THE INTELLECTUAL PROPERTY STRATEGY FRAMEWORK INTEGRATED WITH THE CORPORATE BUSINESS STRATEGY

Takeda established Intellectual Property Department in 1995, aiming to develop a framework in which the intellectual property function seamlessly integrates and coordinates with each function of research, development, production, marketing and alliance. Under such a framework, the Company promotes intellectual property activities centering on the efficient and accurate management of intellectual property information, strategic application for patents, trademark strategy, measures to counter the rights of other companies and efficient utilization of own intellectual property rights when participating in the decision-making, while integrating with R&D strategies as well as coordinating production and marketing strategies.

INTELLECTUAL PROPERTY STRATEGY AT TAKEDA



Corporate Business Strategy
Research Strategy
Development Strategy
Intellectual Property Strategy
Production Strategy
Marketing Strategy
Integration
Coordination
Each Function of Research, Development, Production, Marketing and Alliance

LIFE-CYCLE MANAGEMENT

Life-cycle management (LCM) is one of examples of integration of the intellectual property strategy with R&D strategies. Extension of the product life span is surely an important element of LCM, and intellectual property strategy can support that initiative by acquisition of patents based on the additional new indications, or the application of patents in the most timely fashion to maximize the patented period of our products in view of updated research and development status of even potentially competitive products of other companies. Our intellectual property activities are highly related to the overall corporate business strategies, and consist of collection of a wide range of relevant information such as patent applications, research papers of other companies.

700

The Image of the Intellectual Property Global Management System 2010


R&D in Europ
European Intellectual Property Center
R&D in the U.S.
U.S. Intellectual Property Center
On-site invention & exhumation, early application for patents and early acquisition of intellectual property rights in 2005
Europe
U.S.
Headquarters
Japan
China (Asia) Intellectual Property Center

INTERNATIONAL INTELLECTUAL PROPERTY STRATEGY

The United States and Europe account for 50 percent and 25 percent respectively of the global pharmaceutical market. As Takeda's business expanded globally, Takeda's IP activities are expanding globally. For example, Takeda owns 2,960 patent rights at the end of FY 2005, 91 percent of which were obtained outside Japan. With the aim of becoming a "world-class pharmaceutical company of Japanese origin," Takeda has established Intellectual Property Centers in the United States (Chicago and San Diego) and Europe (London) besides Japan. Through these tripolar IP centers, Takeda flexibly promotes countermeasures against competitors and generic manufactures from a global perspective by "prevention," "attack" and "protection" tactics.

ECONOMIC EFFICIENCY BY INTRODUCING THE COST PRINCIPLE

Takeda recognizes the importance of "the consciousness toward the cost-performance by each employee engaged in intellectual property function." Consequently, the Company strives to improve cost performance by implementing the objective evaluation scheme of economic efficiency and productivity of intellectual property activities. In addition, Takeda strives to maximize royalty income by proactively utilizing its intellectual property rights, as well as enhancing patent protection of own products and granting licenses to third parties. The royalty income reached ¥50.8 billion in fiscal 2005, which represented steady performance.

Changes in the royalty income


(¥ Billion)
60
40
20
0
50.8
'01
'02
'03
'04
'05
FY

PERFORMANCE-BASED REMUNERATION FOR RESEARCHERS

In1998, Takeda implemented a performance-based remuneration system, the first of its kind in the Japanese pharmaceutical industry. Under this system, an employee, who has made inventions contributing to successful launch of a product with remarkable impact of the company performance, is rewarded based on the world-wide sales amount. The system was revised in fiscal 2004 to remove the ceiling amount for such remuneration (¥30,000,000) and to become retroactively applicable as far as ten years. Additionally, the Company stipulated that it would provide separate rewards to assistants of inventors for their considerable contribution to the process of an invention.

In fiscal 2005, performance-based remuneration totaled ¥178.93 million for the inventions related to "lansoprazole," "leuprorelin," and others.

Relationship with Our Stakeholders

Based on Takeda-ism

Promoting every corporate activity always with high ethical standards in mind; Takeda develops various activities on a global scale, perceiving the importance of the relationship with stakeholders, with broad perspectives.



Relationship with
Society
Relationship with
Suppliers
Contribution to Society through
Pharmaceutical
Business
Relationship with
Employees
Relationship with
Environment

702

703



TPNA employees participating in the "Walk for Charity"

Consistently and sincerely promoting the establishment of a relationship with society, Takeda globally develops a broad range of initiatives.

Contribution to Society: Four Priority Areas

1. The area directly related to the Management Mission: "We strive toward better health for individuals and progress in medicine by developing superior pharmaceutical products"
2. The area concerning "The aim to live an affluent life with body and mind in good health," as well as "eliminating any obstacles to such a goal" based on the Management Mission
3. Contributions toward developing a bright and dream-inspiring future
4. The projects to be inherited and further developing the accumulated expertise that was previously converted into tangible form by our fore fathers, based on Takeda-ism

Through its more than 220-year history of "creating medicine," Takeda has developed a strong mission and high ethical standards. As a company dedicated to creating superior pharmaceutical products, we recognize the importance of individual lives and health. In fiscal 2005, the Company decided to become actively engaged in the aforementioned four priority areas. Now, these areas are established in the "Basic Policy on Social Contribution" as well as being aligned with our performance in fiscal 2005.

1 The area directly related to the Management Mission: "We strive toward better health for individuals and progress in medicine by developing superior pharmaceutical products"

Promotion of Science and Technology focusing on Medical and Pharmaceutical Research

IN JAPAN

In 1963, the Takeda Science Foundation was established with an endowment from Takeda. Since then, it has continued to expand with the spirit of "Intokuyouhou*," a Buddhist teaching. The current major operations of the foundation are as follows:

1. Providing financial incentives for research centers and researchers of scientific technology (In fiscal 2005: Research grants totaling ¥878.8 million were provided for 191 projects.)
2. Providing scholarship grants to foreign students

(In fiscal 2005: Fellowship grants totaling ¥102.76 million were provided for 41 international students.)

3. Providing an incentive award: the "Takeda Medicine Award," for a remarkable research achievement of scientific technology (In fiscal 2005: Dr. Kenji Kangawa, Deputy Director of Research Institute of the National Cardiovascular Center and Dr. Shimon Sakaguchi, Professor of Department of Experimental Pathology, Institute for Frontier Medical Sciences, Kyoto University)
4. Publishing literature regarding the promotion of scientific technology
5. Storing, maintaining and exhibiting Oriental books and other documents
6. Necessary operations to accomplish promotional activities in terms of scientific technology

* Intokuyouhou: based on the concept "what is done by night appears by day."

IN THE UNITED STATES

Takeda Pharmaceuticals North America, Inc. (TPNA), a wholly owned subsidiary of Takeda Pharmaceutical Co., Ltd. annually awards five scholarships to students pursuing degrees in science-related fields at Chicago-area universities in collaboration with the Achievement Rewards for College Scientists (ARCS) Foundation. These scholarships support students who study science, engineering and medicine.



TPNA employees with ARCS scholarship recipients

2 The area concerning "The aim to live an affluent life with body and mind in good health," as well as "eliminating any obstacles to such a goal" based on the Management Mission

Patients, people with various types of disability, disaster victims, and sports and culture

IN JAPAN

●Takeda supports the NPO "Family House," which provides accommodation for sick children and their families. In fiscal 2005, Takeda provided ¥500,000 worth of beverages such as "*Takeda Kenko Cha*," health-oriented tea as a complimentary welcome drink at eight accommodation sites run by the Family House.

●Takeda also supports the NPO "People's Hope Japan (PHJ)," which provides medical support programs in Asia. In fiscal 2005, Takeda partnered with PHJ to support a program for prevention of cervical cancer in Thailand (Suphan Buri and Chaiyaphun), contributions were equivalent to ¥1 million. This program was implemented to enhance the capability of cytotechnologists, which play an important role in preventing cervical cancer death.

●Takeda made contributions to the following disasters: $200,000 to the American Red Cross, together with the support from TPNA for Hurricane Katrina, ¥10 million for the Earthquake in Northern Pakistan in October 2005, and ¥2.3 million for Philippines landslide in March 2006.

●Takeda formed a partnership with the Japan Association for the United Nations World Food Programme (WFP), in an effort to address the issues of starvation and poverty. The association is a non-profit organization striving to abolish starvation and poverty.

●Takeda co-sponsored the 2005 Hokkaido Marathon in August 2005 with 4,082 runners - a record-high.

IN THE UNITED STATES

●TPNA has a PAP (Patient Assistance Program) to provide TPNA's products to patients who are under insured or uninsured. Since Takeda began the program, the wholesale value of *Actos* distributed through the program is $180 million. In addition, Takeda partners with 11 other pharmaceutical companies to sponsor the Together Rx Access Card program - an initiative that gives qualifying individuals a discount on brand-name prescription drugs and other prescription medications.

●At its national sales meeting, TPNA created a "Walk for Charity" to support the American Diabetes Association (ADA), the American Heart Association (AHA), the National Sleep Foundation (NSF) and the International Foundation for Functional Gastrointestinal Disorders. (Refer to the photo on page 38.)

In an effort to enhance our commitment to society, Takeda strengthened its global initiatives because of our rooted values in Takeda-ism.

IN EUROPE

● Laboratoires Takeda (LT) supports programs provided by AFAF (Française de l'Ataxie de Friedreich), which is an association of Friedreich ataxia patients. Friedreich ataxia, a rare inherited neurological genetic disorder causes gait disorder and speech problems. Currently, there is no cure. Because it is a rare disorder, resources for families of the patients are often not available or accessible. Therefore, LT, in cooperation with AFAF, is engaged in educational activities toward medical professions, patients and their families that will give support for patients and families to cope with their sense of isolation. Specifically, we have created two support programs: A biannual newsletter for health professionals and a leaflet called "Living with a Friedreich's ataxia" for families and patients. This resource provides essential genetic and other relevant information, such as: travel information, studies, housing accommodations and social activities.


Lettre
d'informations
Edito
Les questions qui se posent...
Newsletter helped by LT


VIVRE AVEC
L'ATAXIE de FRIEDREICH
(et ataxies proches)
Brochure: "Living with Friedreich ataxia"

● Takeda Pharma GmbH (TP) implemented the "Urolisk Campaign" in major German cities between 2003 and 2006. The 11 meter tall "Urolisk" stands as the symbol for this educational campaign to raise the awareness about prostate cancer and to promote prevention measures in collaboration with urologists. The nationwide enlightenment campaign received an award for innovative pharmaceutical communication.


"Urolisk" a symbol to raise awareness for the prevention of prostate cancer in Germany

In addition to prevention and health promotion activities TP is an active corporate citizen making donations to organizations such as the AIDS-Help and children's daycare facilities to help socially underprivileged or disadvantaged people and sponsoring various cultural and sports institutions and events in the region. For example TP supports CHIO, one of the largest annual equestrian festivals worldwide.


Takeda Pharma: sponsor of the equestrian festival CHIO

● Takeda Italia Farmaceutici S.p.A. (TIF) supports the "Flying Doctor" a medical support program conducted by the African Medical and Research Foundation (AMREF). This is a medical program that travels to remote areas of African villages that have no doctors. In addition, TIF supports Operation Smile Italia Onlus, a program that brings medical treatment for children in developing countries, and another, The Baobab Project, to build a medical center in Africa.


Corporate brochure of TIF supporting AMREF

3 | Contributions toward developing a bright and dream-inspiring future
Environmental protection, local community activities

IN THE UNITED STATES

●TPNA proactively contributes the communities where their employees and patients live and work. The company supports a variety of initiatives, such as, painting and landscaping at a local school in collaboration with Rebuilding Together, an organization dedicated to rehabilitating buildings and houses in low-income communities.

● TPNA sponsors the School Walk for Diabetes program, which teaches elementary students the importance of exercise and a healthy diet in preventing diabetes. Takeda's contribution enabled the ADA's Northern Illinois chapter to provide area schools with educational tools that illustrate the importance of diabetes awareness. Students also walk to raise funds for diabetes research, information and advocacy.

● TPNA contributed $300,000 to A Safe Place, a haven for battered women and their families based in suburban Chicago, as part of a greater initiative to support an underserved area in Illinois. In April 2006, a new crisis center opened with the help of Takeda's grant to provide affordable housing, counseling and supportive service for women and children in the Chicago land area who have fled abusive relationships.

IN EUROPE

● TIF has participated in Angel Day, a program to aid homeless people with food and beverages and supports a program for raising funds to help homeless people. The efforts of TIF receive high acclaim from the government.



(right) Gerarda Simone (TIF), participating Angel Day

4 The projects to be inherited and further developing the accumulated expertise that was previously converted into tangible form by our fore fathers, based on Takeda-ism

Fulfillment of Shoshisha, Kyoto Herbal Garden, Takeda History Museum and the company history

IN JAPAN

● Shoshisha has its roots in the event, Chobei Takeda V began supporting poor students using his own money in 1923 and his initiative was followed by successors. In 1960, based on their commitments, the Shoshisha Foundation for scholarship programs was organized. In fiscal 2005, the foundation granted scholarships to 28 students, increasing the total number of scholarships awarded to 521.

● Kyoto Herbal Garden was launched in 1933 under the name of Kyoto Takeda Herbal Garden. Currently, the garden grows more than 2,300 species of invaluable herbal plants from all over the world, including extinct and threatened species, and welcomed 2,139 visitors in fiscal 2005.



Kyoto Herbal Garden

Reply to Inquiry on the Website

To enhance the bilateral communication between domestic and overseas stakeholders and Takeda, the Company developed the capability to accept such feedback via its website in February 2003.

The total number of inquiries in fiscal 2005 reached 679 on the Japanese website (decreased by 314 cases compared with the previous fiscal year) and 868 on the English website (increased by 245 cases compared with the previous fiscal year).

We have seen increasing feedback from stakeholders, both individuals and companies. We appreciate the importance of two-way communication and will continue to provide appropriate responses in a timely manner.



Takeda implements measures in all areas of its business, with "Basic Principles on the Environment" as its benchmark.

Basic Principles on the Environment

1. Overall Policy
Give serious consideration to the impact on the environment in every aspect of corporate activities, including R&D, production, distribution, marketing, procurement and clerical works, and make the best efforts to conserve and improve the environment.

2. Efficient Utilization of Resources and Minimization of Waste
Conserve energy and other resources, and actively pursue waste minimization and resource recycling.

3. Assessment of Environmental Impact from Products and Manufacturing Processes
When developing new products and processes, evaluate the impact on the environment in advance, during development, and periodically after commercialization. Consider the entire business cycle from procurement of raw materials and supplies through the use and the final disposal of products to reduce the impact on the global environment.

4. Development and Utilization of Environmental Technologies
Develop technologies for environmental protection and improvement, and actively pursue outside technologies when it is beneficial.

5. Response to Emergencies
When an adverse effect on the environment is foreseen, exercise the best possible contingent efforts to eliminate or minimize such adverse impact.

6. Clear Definition of Accountability and Responsibility
Appoint executives and managers in charge of environment-related activities and clearly define their authority.

7. Cooperation with the Community and Society at Large
Actively cooperate with the environmental efforts of local communities and provide fair and unbiased information.

8. Education and Training
Educate and train each employee to understand and realize the importance of environmental issues and to act accordingly in his or her daily routine.


Basic Principles on the Environment
Responsible Care Program
Environmental Policy for Fiscal Year
Implementation Plan

See Takeda's website for details. http://www.takeda.com/csr/environment/principle.html

Takeda's Major Environmental Policies and Achievements in Fiscal 2005

Theme	Policies	Achievements
Promotion of basic efforts to respond to environmental issues	Develop legal compliance systems and adherence to in-house standards.	Established in-house standards, which are more stringent than the legal requirements and maintained legal compliance systems through regular environmental monitoring based on in-house standards.
Energy conservation and reduction in greenhouse gas emissions	Reduce CO_2 emission to 399K tons by fiscal 2005.	Achieved a reduction of CO_2 emission to 359K tons in fiscal 2005.
Waste reduction	Reduce the final waste disposal amount by more than 20% compared to the fiscal 2000 level.	Achieved a reduction of 83% compared to the fiscal 2000 levels by converting waste into valuable resources and ensuring the separate collection of waste is thoroughly implemented.
	Confirm whether appropriate treatment is implemented by the external waste treatment companies.	Inspected waste treatment companies (21 companies) to ensure appropriate treatment is being implemented.
Adequate management of chemical substances and reduction of their emissions into the environment.	Reduce emissions of the priority management chemical substances (toluene and dichloromethane) by more than 30% compared to the fiscal 2000 levels.	Achieved a reduction of 81% in toluene and 89% in dichloromethane respectively, compared to the fiscal 2000 levels.
Implementation of educational and awareness raising activities	Implement activities to raise all employees' awareness of environmental issues.	Improved employee awareness of environmental issues by utilizing the CSR Report, newsletter, display of posters and intranet.
	Promote compliance education in relation to environmental issues.	Provided compliance education in relation to environmental issues, utilizing a compliance status checklist.
Contribution to communities	Improve in communication with authorities and community members and strive toward the enhancement of living environmental sustainability.	Collected information from the "Sensing Monitors" from selected residents in the vicinities of the plant to ensure there is no problem.

Environmental Accounting

Takeda recognizes environmental protection costs as an absolutely essential investment for the future. Then, it has grasped and managed the amount of investment and expenditure for environmental protection even since fiscal 1980.

The total environmental protection costs: business area costs, upstream and downstream costs and administration costs were calculated in accordance with the "Environmental Accounting Guidelines 2005" by Ministry of the Environment and "Accounting Guidelines for Chemical Companies" by the Japan Chemical Industry Association, with the results shown as indicated on the right. In fiscal 2005, the amount of investment on environmental protection costs was approximately ¥500 million, with expenditure of ¥2.3 billion. One of the major investments made is on the new installation of high COD incinerator exhaust gas cooling equipment at the Hikari Plant. The expenditure, totaling ¥2.3 billion accounts for approximately 2.8%, which is the current overall manufacturing cost incurred solely by Takeda, and largely dominated by the costs of waste treatment. The economic effect of the energy conservation was equivalent to approximately ¥50 million.

Environmental Protection Costs

(Unit: millions of yen)

Category		Investment	Expenditure
Business area costs	Pollution prevention costs	55	748
	Global environmental protection costs	32	6
	Resource circulation costs	411	1,039
Upstream/downstream costs		—	26
Administration costs		47	443
Total		546	2,262

●Data collection period: April 1, 2005 to March 31, 2006
●Data collection sites: Shonan Plant, Osaka Plant, Hikari Plant and Tsukuba Research Center

ISO14001

Takeda's main production facility - Hikari Plant - obtained ISO 14001 certification, a globally accredited authentication for an environmental management system, in December 1998. Currently, eight sites of the Takeda group are ISO 14001 certified.

Responsible Care Activities

Responsible Care is an international voluntary program dealing with the management of chemical substances by businesses, with activities now extending to 52 countries. The purpose of the program is to secure "environment," "safety" and "health" while handling chemical substances and Takeda has been implementing such activities since 1995, when the Japan Responsible Care Council was launched.

Responsible Care

Takeda strives for the reduction of the environmental impacts during its production processes as a pharmaceutical manufacturer.

Environmental Impacts Associated with Takeda Group Business Activities

Input energies

Total energy input: 7,868 million MJ
(Crude oil equivalent): 202,983 kL

Major energy resources

Purchased electricity:	232,995K kWh
Heavy oil:	99,558 kL
City gas:	32,210K m^3
Coal:	3,245 tons

Input water resources

City water:	3,927K m^3
Industrial water:	6,455K m^3
Groundwater:	523K m^3


Research and Development
Production
Products
Medical profession/ Patients

Release into air

CO_2	473K tons
SOx (sulfur oxides):	371 tons
NOx (nitrogen oxides):	410 tons
Dust:	40 tons
PRTR designated substances:	142 tons

Release into water

Effluent volume:	9,929K m^3
COD:	790 tons
Total Phosphorus:	11 tons
Total Nitrogen :	479 tons
PRTR designated substances:	8 tons

Release of waste and others

Generated waste:	23,620 tons
Final disposal:	1,373 tons
Recycled waste:	10,115 tons
Used packaging materials:	3,176 tons

(Minimum obligation volume for recycling in accordance with the Container and Packaging Recycling Law)

Compilation Method of Environmental Data

Data collection period: from April 1, 2005 to March 31, 2006
Data collection sites: Worldwide production and research sites. However, in regard to PRTR designated substances, total phosphorus and total nitrogen, production and research sites in Japan only.

We believe continuously implementing environmental protection and accident prevention audit with sincerity also represents the realization of Takeda-ism.

Environmental Protection and Accident Prevention Audit

In order to realize "sincerity," which is an essential part of Takeda-ism, Takeda implements periodic environmental protection and accident prevention audit, aiming to reduce possible risks in the course of environmental protection and accident prevention activities, as well as to confirm compliance. Circumstances in which the respective business sites are situated vary according to the site and Takeda is responsible for the implementation of environmental protection and accident prevention audit, carefully conducting thorough individual actions, and achieving optimal results in efforts toward environmental protection and accident prevention in each business site.

Our efforts toward environmental protection and accident prevention audit, which started in 1995, have seen their contacts enhanced year after year and currently consist of two aspects: the system audit, confirming the regulatory compliance status in terms of environmental protection and accident prevention as well as the operation status for the management system and the process audit, verifying based on the aspects of the production procedures and its facilities by each process. After conducting the environmental protection and accident prevention audit, we also implement follow-up measures, aiming to further ensure Takeda's environmental protection and accident prevention measures by requiring a progress report for all highlighted problems, using the Monthly Report on Environmental Protection and Accident Prevention, which is submitted by each site on a monthly basis.



System audit conducted at Takeda San Diego, Inc. (TSD)
2nd from the left Paul M Eiler (TSD),
4th from the left Hiroshi Sato (Environment & Safety Department, TPC)

GENERAL DESCRIPTION OF THE IMPLEMENTATION OF THE ENVIRONMENTAL PROTECTION AND ACCIDENT PREVENTION AUDIT IN FISCAL 2005

The environmental protection and accident prevention audit of production and research sites has been implemented, including worldwide subsidiaries, ever since its commencement as a range of activities. In fiscal 2005, the audits were implemented at a total of twelve sites; namely nine Japanese and two European and one Asian sites.



Process audit conducted at TSD

The environmental protection and accident prevention audit involves the overall environmental protection and accident prevention aspects being inspected and more detailed auditing is implemented in terms of priority specified subject every year. In fiscal 2005, the two points confirming measures to prevent hazardous liquid leakage and compliance status for "Takeda Group's Standard for Environmental Protection and Accident Prevention Work" were appointed as priority subjects. As for measures to prevent hazardous liquid leakage, some problems were highlighted for correction during the audit and the improvements for all such problems are scheduled for completion by the end of fiscal 2006. Based on the results of the environmental protection and accident prevention audit in fiscal 2005, no problems were found with the compliance status.

In addition, the "Takeda Group's Standard for Environmental Protection and Accident Prevention Work" was established in 2004 and the results of the audit specifying the adequacy of the Standard were generally satisfactory.

Henceforth, we will strive to ensure the independence and improvement of each site, as well as enhancing the environmental protection and accident prevention audit system, aiming to further improve our business operations by ensuring all sites promote their service based on the "Takeda Group's Standard for Environmental Protection and Accident Prevention Work" and confirming its practices in accordance with our own internal audits.



Hikari Plant: Its sophisticated management system takes environmental protection into careful consideration.

Since 1974, Takeda has systematically implemented energy conservation programs which lead to a reduction in CO_2 emissions.

Major indicators reflecting our efforts in fiscal 2005

- CO_2 emissions from Takeda in fiscal 2005 amounted to 359K tons, successfully accomplishing the target of keeping them under 399K tons.
- Takeda implemented 75 energy conservation measures and the resulting CO_2 reduction was 2.1K tons.
- Takeda group's CO_2 emissions in fiscal 2005 was 473K tons.

Major efforts toward CO_2 reduction

- Shutdown and reduction of the operation hours of the circulation pumps during holidays and nighttime
- Introduction of an energy-saving steam trap.

TAKEDA'S BASIC POLICY TOWARD GLOBAL WARMING PREVENTION

The global warming issue is a matter of great international concern and a range of measures have been implemented in each of the developed nations in order to accomplish the goals, as defined in the Kyoto Protocol.

In Japan, further voluntary approaches by people and businesses have been promoted in a variety of ways, in addition to the "Calculation, Report and Publication Scheme for Greenhouse Gas Emission" introduced since April 2006. This is a mandatory scheme requiring those who generate more than a certain amount of greenhouse gas emissions to calculate their greenhouse gas emissions, report amount of emissions to the government, who will then calculate all the data collected and announce the results to the public.

Takeda organized the energy conservation committee in 1974, following the first major oil shock in 1973, having since been updating energy-saving facilities and implementing other activities in terms of energy conservation to date. However, since the combustion of fossil fuels is a cause of global warming, we currently consider the need to reduce greenhouse gases as the primary goal of the environmental protection activities, striving to implement a wide range of efforts with this in mind.

EFFORTS MADE IN FISCAL 2005

Fiscal 2005 was the final year of Takeda's energy-saving countermeasure: the 8th five-year energy conservation program. The target value of CO_2 emissions was 399K tons, which is equivalent to a reduction of 2.9 percent compared to the fiscal 1999 level, and aimed at Shonan, Osaka and Hikari Plants and Tsukuba Research Center. To accomplish the target, in fiscal 2005, Takeda implemented 75 energy-saving measures, including shutdown and reduction of the operation hours of the circulation pumps during holidays and night-time, partial shutdown of the operation of several turbulators, the introduction of an energy-saving steam trap, an energy-saving inverter on the fluorescent ballasts, an inverter control on the pumps, etc. as revisions of operation methods of the plant facilities and were consequently successful in reducing CO_2 emissions by 2.1K tons.

As a result of such efforts, CO_2 emissions in fiscal 2005 amounted to 359K tons, thus accomplishing the target.

In addition, as for the goal of attaining the voluntary action plan set by the Japan Pharmaceutical Manufacturers Association: "Reduction of CO_2 emissions of Pharmaceutical Companies by 2010 to 1990 levels," the CO_2 emissions generated by Takeda have been consistently less than 401K tons, the CO_2 emissions level in fiscal 1990, since 2001 and we are confident of our ability to accomplish the goal in 2010.

Takeda also started calculating the overall CO_2 emissions of the Takeda group since fiscal 2004, and it amounted to 473K tons in fiscal 2005.

Trend of Takeda's CO_2 emissions


(K ton-CO2)
401
Target
399
359
400
200
0
'90
'01
'02
'03
'04
'05
FY

Data collection sites: Shonan Plant, Osaka Plant, Hikari Plant and Tsukuba Research Center. Including Sumitomo Chemical Takeda Agro Company, Limited in the Hikari and Tsukuba sites.

Trend of Takeda Group's CO_2 emissions


(K ton-CO2)
600
300
0
493
27
466
473
30
443
'04
'05
FY
Except Japan
In Japan

Data collection sites: production and research sites.

THE 9th ENERGY CONSERVATION PROGRAM

Takeda has developed the 9th five-year energy conservation program for the period 2006-2010. The program includes contribution of the head office as a site of data collection, while also incorporating future production and fuel conversion plans and the specified target involves reducing CO_2 emissions by 215K tons, which is equivalent to a 40 percent reduction on fiscal 2005 levels by 2010.

In addition, we also plan to set a goal for CO_2 emissions on a global scale for the future. Takeda pledges to strengthen our efforts to confront global warming issues on a group-wide basis, in order to realize the goal.

CALCULATION METHOD

□ Calculation object

CO_2 emissions for calculation object refer to direct emissions generated by combustion of fossil fuels while indirect emissions from electricity use, and CO_2 emissions associated with transportation are excluded.

□ CO_2 emissions factor

As for the results in Japan, they are calculated based on the "Guidelines for Calculating Greenhouse Gas Emissions by Businesses (Version 1.6)" and the CO_2 emissions factor for purchased electricity is used from year-on-year average emissions factor of the nationwide all power supply, released by the Federation of Electric Power Companies of Japan. As for the CO_2 emissions factor for purchased electricity outside Japan, country-specific factors are used from the GHG Protocol.

Takeda is promoting group-wide air and water quality conservation while working on reducing waste and emissions of chemical substances.

Waste Reduction

Major indicators reflecting our efforts in fiscal 2005

- The amount of Takeda's final waste disposal in fiscal 2005 was 246 tons, reduced by 82 percent compared to the fiscal 2000 level, successfully accomplishing the target of reducing more than 20 percent.

Major efforts toward waste reduction

- Reuse of raw materials and product packages.
- Thorough verification of separate collection by patrol.
- Select waste treatment companies who are promoting re-utilization.

BASIC STANCE ON WASTE REDUCTION

Takeda's basic stance on waste reduction is reflected in the effective re-utilization and the reduction amount within the sites, while promoting off-site recycling, as well as suppression of waste generation. We aim to contribute to creating a society with an environmentally-sound material cycle by reducing the amount of final disposal of waste through these efforts.

THE 3rd WASTE REDUCTION PROGRAM

Takeda has been continually promoting waste reduction activities since 1993. The 3rd waste reduction program started in 2001 aims at the goal: "reducing industrial and non-industrial waste by 20 percent compared to the fiscal 2000 level by fiscal 2005," striving toward reduction in the amount of final disposal of waste. In order to attain the goal, we have been promoting efforts to reduce the amount of final disposal of waste such as an intensive promotion of recycling of waste by separate collection at the sites, while preferentially selecting waste treatment companies who are promoting recycling and reutilization after intermediate treatment of waste. As a result, the amount of final disposal of waste in fiscal 2005 decreased by 55 tons to 246 tons, 82 percent down from the fiscal 2000 level.

APPROPRIATE TREATMENT OF WASTE

To prevent illegal dumping or inappropriate handling of waste, Takeda appropriately manages control manifest of industrial waste, while regularly visiting commissioned waste treatment companies and their facilities to ensure their proper handling, using a checklist.

FUTURE EFFORTS

Takeda launched the 4th waste reduction program since fiscal 2006, aiming at "reducing the amount of final disposal of waste by 30 percent using on the basis of the amount of final disposal of waste in fiscal 2004 as a benchmark by fiscal 2010." We will continue to strive to promote thorough waste reduction activities as well as intending to expand them to Takeda group-wide activities in future.

Trend of waste generation, release, final disposal and recycling rate



(K ton)
(%)
80
60
40
20
0
100
75
50
25
0
95.6%
29.1
10.3
0.25
Target final disposal 1.10
'01
'02
'03
'04
'05
FY
Generation
Release
Final disposal
Recycling rate

Data collection sites: Shonan Plant, Osaka Plant, Hikari Plant and Tsukuba Research Center

CALCULATION METHOD

■ Release of waste

The total amount of non-industrial waste, industrial waste and valuable resources

■ Recycling rate

The amount of recycling / (the amount of re-utilization + the amount of final disposal of waste) x 100

■ The amount of re-utilization

The total amount of reuses, recycling and heat recovery (including valuable resources)

Reduction in Emissions of Chemical Substances

Takeda has been ongoingly promoting reduction in emissions of the priority management chemical substances since fiscal 1995. The priority management chemical substances are the chemical substances handled by Takeda and those which Takeda independently determined that it is necessary to reduce their emissions in terms of the properties and quantity consumed. In the 2nd chemicals reduction program started in fiscal 2001, toluene and dichloromethane were selected as the priority management chemical substances and we have been striving toward the goal of reducing in emissions of those substances by 30 percent compared to the fiscal 2000 levels by 2005. With the efforts made by Takeda such as installation of activated carbon adsorption equipment and combustion equipment for exhaust gases and reduction of usage of chemical substances by outsourcing, the amounts of emissions of toluene and dichloromethane in fiscal 2005 were reduced by 81 percent and 89 percent respectively, achieving largely in excess of the goal.

Fifty six substances were designated as the PRTR(Pollutant Release and Transfer Register) reported substances in the Takeda group because of the business diversity of the group. We grasp the current status of emissions of these substances into the environment as well as their transfers in waste and utilize it for management of chemical substances.

PRTR Data Reported (From April 2005 to March 2006) (Unit: tons)

Chemical Substances	Releases			Transfers	
	Air	Publicly-owned water bodies	Land	Transfers to sewerage	Transfers in waste
Dichloromethane	24	0.048	0.0	0.0045	480
Acetonitrile	73	0.0	0.0	0.21	250
Toluene	14	0.0	0.0	0.0008	300
N. N-dimethylformamide	0.13	0.0	0.0	0.024	13
1. 2-dichloroethane	10	0.0	0.0	0.0	2.8
1. 4-dioxane	10.	0.0	0.0	0.0	0.0

Data colleciton sites: Production and research sites of the Takeda group in Japan. Chemical substances of which total amount of releases and transfers were more than 10 tons are shown.

Air and Water Quality Conservation

The Takeda group voluntarily establishes the in-house standards, which are more stringent than the legal regulation values of the Air Pollution Control Law and Water Pollution Control Law, regulations of local governments or regional agreed values in the sites and through regular environmental monitoring, compliance with such standards is maintained. When a value exceeding the level of in-house standard is discovered during regular monitoring, we immediately find out and rectify causes of the problem, striving to drop it down to a lower level than the in-house standards. We also implement regular monitoring in terms of noise and unpleasant odor, confirming their compliance.

Trend of SOx Emissions


(tons)
500
250
0
389
371
'04
'05
FY

Trend of NOx Emissions


(tons)
500
250
0
466
410
'04
'05
FY

Trend of Dust Emissions


(tons)
100
50
0
54
40
'04
'05
FY

Trend of COD Release


(tons)
1200
600
0
1038
790
'04
'05
FY

Data collection sites: Worldwide production and research sites of the Takeda group.

In accordance with the compliance program, we strive to establish a fair and impartial relationship with suppliers.

Achievements in Fiscal 2005
- Establishment and publication of a Basic Purchasing Policy
- Understanding of suppliers' initiatives toward CSR activities
- Thorough implementation of the employees compliance program

ESTABLISHMENT AND PUBLICATION OF A BASIC PURCHASING POLICY

A partnership with suppliers is fairly important for developing superior pharmaceutical products. Takeda implements purchasing activities complying with relevant laws and regulations in accordance with the "Guidance for Purchasing Affairs" and "Manual for Purchasing Ethics" in terms of material procurement. In addition, Takeda works closely with suppliers in an equal, impartial and fair manner and strives to establish an appropriate collaborative and confidential relationship. In order to correctly gain the understanding of our involvement toward suppliers (approaches to purchase), we published a CSR-conscious "Basic Purchasing Policy" within the CSR Report in November 2005*.

Takeda will continue to strive to bring transparency to decision-making in terms of highly ethical purchasing activities as well as thorough compliance.

* The Basic Purchasing Policy is also sited in the Takeda website: http://www.takeda.com/csr/supplier/purchase.html

UNDERSTANDING OF SUPPLIERS' INITIATIVES TOWARD CSR ACTIVITIES

Unlike other industries with many suppliers, the pharmaceutical industry requires business transactions based on a partnership with suppliers who are capable of providing high-quality raw materials and ingredients, as well as superior fa-



Pharmaceutical Production Div. Hiromi Yasuda

cilities, on a continuous basis and conforming to the stringent manufacturing regulations applicable to pharmaceutical products of each country. To that end, the understanding of suppliers' initiatives toward CSR is also important as well as gaining an understanding of Takeda's approaches to purchase through the "Basic Purchasing Policy." In fiscal 2005, we confirmed our engagement, including our enough consideration for quality control system, strict observance of delivery time, production continuity plan in emergency and CSR & environmental protection, based on the result of a questionnaire survey with some of our suppliers. We will continue to fully understand our mutual efforts and strive to further strengthen business dealings based on the partnerships with suppliers.

THOROUGH IMPLEMENTATION OF THE EMPLOYEES COMPLIANCE PROGRAM

If a violation of law is committed, the company loses all the credibility they have established and suffers serious company-wide damage to corporate image. Takeda continues to provide employees with periodical education to fully strengthen awareness of compliance when conducting purchasing activities. In fiscal 2005, monthly study sessions for each section, including lecture meetings featuring invited guest speakers, were held. Takeda believes that employees themselves recognize the importance of compliance and develop a self-disciplined workplace culture through these approaches, leading to conducting of purchasing activities that are trusted by suppliers.

Basic Purchasing Policy

We implement bona fide purchasing activities in line with Takeda-ism; representing fairness and honesty. The Company pledges to strive for enhancement the corporate value and continuous business growth as well as achieving the management mission: "we strive toward better health for individuals and progress in medicine by developing superior pharmaceutical products" on a global scale through purchasing activities.

Purchasing Ideal

- In order to develop superior pharmaceutical products and contribute to the business progression of the Company, the General Purchasing Department buyers and staff shall obtain the best and most economical materials from global purchasing markets in a stable manner; competing with the purchasing staff of other global pharmaceutical companies.

Compliance

Compliance with relevant laws and regulations

- Comply with all related statutes such as antitrust laws and laws for the prevention of payment arrears to subcontractors' charges, etc.

Conformity to purchasing ethics

- Conform to social and corporate ethics and good purchase practices.
- Do not request unjustifiable discounts and/or compensation from any suppliers when selecting suppliers or making decisions on prices during purchasing affairs.
- Do not have personal interest with any suppliers.
- Do not receive, demand or promise unjustifiable interests (money, goods. hospitality, favors, etc.) through influence peddling.

Relationship with Suppliers

Cooperative relationship with suppliers

- Maintain an equal, impartial and fair attitude toward suppliers and strive to build a cooperative and trusting relationship and/or appropriate partnership with the latter.

Assessment of suppliers

- Regularly implement a fair, transparent, objective and reasonable assessment of suppliers with the aim of maintaining a stable relationship with excellent suppliers in aspects of technology, quality, price, supply capacity, stability of management and sociality, etc.

Response to applications for new accounts

- Takeda sincerely deals with applicant suppliers wishing to be partners, by providing each with an impartial and fair opportunity to enter, regardless of nationality, region or size, and responds to unsuccessful suppliers by stating specific reasons.

Confidentiality

- Ensure a confidentiality agreement is made with each of the suppliers and do not use any confidential information of suppliers made known to us over the course of implementing purchasing affairs for any other purpose other than the transaction in question or disclose such to third parties.

Response to Environmental Issues

- Comply with relevant environmental laws and regulations and prioritize the purchase of materials with a reduced environmental load and ecologically friendly products.



Takeda Pharmaceuticals North America, Inc. (from left) Bob Bowdish, Sandy Rodriguez, Casandra Smith, Sam Kim

Takeda is actively working to establish a strong corporate culture that encourages all employees to work with energy and enthusiasm.

Achievements in fiscal 2005

- Implementation of a survey on corporate culture and employee satisfaction
- Enhancement of employee training, including the launch of an e-learning program that was made available to all employees in Japan

SURVEY ON CORPORATE CULTURE AND EMPLOYEE SATISFACTION IN JAPAN

Takeda implemented an employee survey on corporate culture and employee satisfaction in June 2005. With 92.4 percent of employees responding, the survey aimed to identify needs that foster a corporate culture where all employees are encouraged to work with energy and enthusiasm. The survey was also an opportunity to understand what issues need to be addressed in order to improve strategies in the corporate culture and help Takeda employees'realize the corporate business strategy with a sense of unity. The survey questions were prepared based on our Corporate Values under the Corporate Philosophy, and the results were analyzed by classifying the Corporate Values into 18 indicators, breaking them down into concrete actions. Based on the survey results, we were able to successfully isolate what we should further develop as strengths and what challenges need to be resolved, as well as to obtain information about the causes of issues, both company-wide and on an each division/section basis.

Following the survey, in July 2005, a briefing session regarding the survey on corporate culture and employee awareness was held, with the president and department heads. During the session, the group discussed issues to focus on in future and directions toward resolving such issues, based on the survey results.

In addition, various department heads shared ways they were seeking to enhance employee motivation, providing ideas and promoting collaboration in the company. After the meeting, we communicated to all employees about the key learnings based on the feedback and candid discussion about the survey. Finally, respective departments discussed the survey results and improvements needed in order to define improvement strategies and establish a plan to follow up on such issues.

Every Takeda employee holds a responsibility toward the improvement of the corporate culture. Takeda sincerely acknowledges the areas for improvement and strives to establish a challenging and lively corporate culture, based on the participation of all employees.

Connecting perspectives toward corporate culture and employee awareness.


Corporate values
Perspectives of the corporate values
Dignity of life and strict ethical standards
Personal worth and the essence of our operations
Responsibility and cooperation
Accomplishment of self-responsibility
Solid cooperation
Trusting relationship with supervisors
Fairness, honesty and mutual trust
Trusting relationship with head office
Trusting relationship with customers
Self-improvement, speed, and efficiency
Persistent self-innovation
Pursuit of speed and efficiency
Others
18 indicators

SURVEY ON EMPLOYEE SATISFACTION IN THE UNITED STATES

Takeda Pharmaceuticals North America, Inc. (TPNA) has conducted an employee survey since 2002. The most recent survey, conducted in December 2005, received a 91 percent response rate, and an overall satisfaction score of 4.5 points out of five. This score marked the TPNA's highest since the start of the survey.

Based on the results, the following items were identified as advantages at TPNA: "leadership and direction," "communication," "cooperation and teamwork" and "attracting excellent human resources." These results showcased the success of TPNA, and further strengthened the spirit of a company that has made *Actos* the number one product in its class.

Employee Satisfaction Survey Conducted at TPNA


Overall level of satisfaction
5.0
2.5
4.5
'02
'03
'04
'05
FY
All employees

HUMAN RESOURCE DEVELOPMENT

Takeda is focused on cultivating independent professionals who are capable of fulfilling the Management Mission: "We strive toward better health for individuals and progress in medicine by developing superior pharmaceutical products," and provides suitable training to strengthen the expertise and skills required. A six-month training program for Takeda medical representatives (MRs) in Japan , reflects one area of the Company's efforts to ensure newly recruited MRs learn diversified specialist knowledge and compliance requirements, as well as work well with customers.

In addition, Takeda provides a wide range of training regardless of an employee's specialty or level to teach professional skills, logical thinking and English. An e-learning course: "Let's Begin Learning," which is available for all employees in Japan, was launched in fiscal 2005. The Company aims to enhance the organization by strengthening employees' individual capabilities through these training courses.

Takeda also provides a training program for nurturing global leaders, designed to foster leadership as well as provide basic management knowledge. The aim is to systematically nurture future leaders who will drive the Company to the next stage of its growth in the global market. In fiscal 2005, the Company started to provide those who responded to the invitation with educational opportunities, specifically for a motivated and ambitious workforce.

Takeda believes that "safety comes before anything else," and creates annual policies and implements comprehensive measures to ensure the health and safety of its employees.

Achievements in fiscal 2005

- Reinforcement of efforts toward mental healthcare
- Removal of sprayed asbestos
- Maintenance and utilization of "accident prevention manual," etc.
- Promotion of countermeasures against earthquake disaster

SAFETY AND HEALTH

Takeda strives to secure safety and health through participation by all members in their workplace, upholding respect for people's lives and dignity as its basic principle. Safety and Health Committee has been established at the head office and the branch offices as well as production sites and research centers, while promoting approaches toward the prevention of occupational accidents and improved health of employees by establishing every year a respective action program based on company-wide Occupational Safety and Health Management Policy. As for occupational accidents, we strive for accident prevention through the implementation of risk assessments to evaluate the nature of any hazards. For health administration, surveys on living circumstances, as well as health checkups, are implemented on a regular basis in order to provide exercise guidance, dietetic instruction and mental healthcare, etc., aiming to enhance health preservation and disease prevention.

Trend of Frequency Rate of Occupational Accidents


2.0
1.5
1.0
0.5
0.0
1.95
0.90
0.31
'01
'02
'03
'04
'05
FY
All industries
Pharmaceutical industry
Takeda Pharmaceutical Company Limited

* Frequency rate refers to the number of casualties per 1 million total of net working hours.

MENTAL HEALTHCARE

Takeda provides "Mental Health Management Training," for managerial staff on an ongoing basis aiming to prevention and early detection/treatment of mental health disorders, and also promotes information provision regarding mental healthcare via house organ and the in-house intranet.

Clinical psychotherapist and psychiatrist physician are working on early treatment in the head office and the production sites, and in other business sites, the Company provides employees with counseling and consultants, offered by external specialized institutions through full-time safety and health administrators or responsible members of personnel, should their subordinates be suggested to be a mental health disorder. In addition, a suitable support system for employees who have been on extended sick leave has been established in collaboration with senior workplace staff, industrial physicians, public health nurses, clinical nurses, etc., full-time safety and health administrators and responsible members of personnel.

REMOVAL OF SPRAYED ASBESTOS

In accordance with Ordinance on the Prevention of Asbestos-Related Disorders, implemented on July 1, 2005, Takeda conducted an examination on the state of asbestos use and removed exposed insulation and refractory investment material. As for exposed portions of sprayed asbestos, we are also working to eliminate them as well as confirming that there is no degradation and depredation by measuring the density of asbestos in the air.

Although there is no work involving the handling of asbestos within the company at the moment, as for asbestos building materials, such as sprayed asbestos and boards, which were already sealed off and impounded, appropriate treatment will be conducted based on the Ordinance on the Prevention of Asbestos-Related Disorders, when being dismantled.

Takeda's Major Policies and Achievements on Accident Prevention in Fiscal 2005

Theme	Policies	Achievements
Enhancement and improvement of accident prevention management	Improvement of the Accident Prevention Manual and comprehensive implementation of accident prevention management.	Reviewed the Accident Prevention Manual, and revised and provided new Manuals where necessary.
	Implementation of periodical inspection and maintenance of facilities and piping, systematic refurbishment of aging facilities and safety management of unused facilities.	Conducted systematic refurbishment of aging facilities and implemented inspection to confirm safety including management conditions of unused facilities.
Enhancement of accident prevention measures	Comprehensive implementation of measures against static electricity and safety confirmation to prevent accidents.	Periodically measured to check leakage resistances and electric potentials of charged equipment, working for the prevention of any accidents caused by static electricity.
	Comprehensive implementation of preventive measures to overturn and fall of furniture and equipments and avoiding mixing of chemicals, to prevent earthquake injury and damage.	Implemented preventive measures to overturn and fall-prevention by placing seismic isolation pad for PC related equipments, etc.
	Comprehensive implementation of completion inspections and confirmation after overhauls and upgrading facilities to prevent accidents at start-up.	Implemented operation checkouts at start-up and confirming safe conditions of employees to prevent accidents.
Enhancement of accident prevention training	Taking actions to prevent outbreak of accidents and disaster as well as expansion those damages, by providing training; using the Accident Prevention Manual and the Manual for Intermitting Operation.	Provided safety and disaster prevention training using the Accident Prevention Manual and the Manual for Intermitting Operation to learn accident prevention procedures as well as heightening of consciousness toward accident prevention.
	Providing instruction to partner companies and other related companies to enhance safety and accident prevention training.	Worked for the accident prevention by proving thorough the accident prevention training to partner companies and other related companies.

APPROACH TO ACCIDENT PREVENTION

Takeda prepares "Policies on Accident Prevention" every fiscal year, based on which each business unit establishes a concrete plan involving the adoption of both "hard" and "soft" approaches to accident prevention. The "hard" approach includes intensive control of equipment, including a phased plan for the refurbishment of aging facilities, as well as periodic checks of facilities to prevent accidents and disasters caused by static electricity and flammable substances, etc. In addition, Takeda makes every effort to curb or eliminate any risks identified through the internal safety diagnosis of facilities and the environmental protection and accident prevention audit.

The "soft" approach includes promotion of preparing the "Accident Prevention Manual" and the "Manual for Intermitting Operation." These are the set of instructions describing measures for accident prevention, as envisioned by each manufacturing process, which are used for various educational and training programs, while promoting the prevention of accidents and disasters as well as striving to inherit accident prevention technology.

PROMOTION OF ANTI-EARTHQUAKE MEASURES

Recently, earthquakes causing human suffering have struck repeatedly. In the earthquake that struck on October 23, 2004, in the Chuetsu region, Niigata Prefecture, Takeda's sales office, its employees and their families sustained damage in the disaster. Although each section had already taken anti-earthquake measures, in fiscal 2005, the following top priority actions were established as company-wide anti-earthquake measures, focusing on the safety of employees. Takeda believes these efforts have help to strengthen and fulfill company-wide anti-earthquake measures while rousing employees awareness of the same.

Top Priority Actions for Anti-Earthquake Measures

1. **Reconfirmation and thorough implementation of measures to ensure anti-tip, fall-prevention and avoiding mixing of chemicals**
   Tip-resistant measures for cabinets and lockers at all business sites, including sales offices, and implementation of measures to avoid mixing of chemicals, etc. at the research centers.
2. **Successful stockpiling of critical materials, resources and equipment**
   Stockpile of relief aid to cover the immediate aftermath of an earthquake provided at all business sites (Basic emergency supply in the sales offices and commercial vehicles)
3. **Review and reestablishment of communication and contact systems**
   Introducing a system to confirm information about the well-being of employees
4. **Reconfirmation and complete control of the on or off duty situation of the employees and criterion of the rescue provided for quake-stricken employees and their families when earthquake occurs (post earthquake)**
5. **Reminder for employees in terms of anti-earthquake measures**

Financial Section

Contents



722

In the United States, which accounts for nearly 50% of the world's ethical pharmaceutical market, the rate of market growth has been slowing down as a result of the promotion of usage of lower-priced generic drugs. Downward pressure on the prices of branded products has become even greater due to growing demands on the part of federal and state governments and Managed Care* and the impact of prescription-to-OTC switches. The branded product market, especially the market for peptic ulcer treatment, which is one of the Company's core therapeutic areas, has seen little growth because the influence of generic drugs, and prescription-to-OTC switches has grown increasingly strong. Medicare Part D** went into effect in January 2006, and quantitative growth in the market is expected in the short term, but the market outlook is uncertain because pressure to lower prices is predicted to become even greater in the future.

In the Japanese market, growth rates are estimated to remain low, because in addition to the ordinary reduction of National Health Insurance (NHI) drug prices by the government, bigger reduction rates on the prices of branded drugs, of which generic versions had been launched after the latest price revision, were applied in 2006 and the use of generic drugs is now further promoted. Competition has intensified since the generic versions of two mainstay products of the Company—drugs for the treatment of peptic ulcers and diabetes, respectively—were launched in July 2005.

Likewise, in the European market, growth is moderate due to factors that include the reduction of drug prices and the promotion of generic drug usage in various countries, along with the impact from parallel imports within the region.

As the growth rate of the major markets in the world is slowing down, as mentioned above, in order to cover the increasingly growing costs of R&D, the integration of the pharmaceutical industry continues, aiming at the expansion of its scale, and competition between corporations has further intensified.

* Private health insurance companies, etc.
** Under Medicare, the U.S. governmental medical insurance for seniors over the age of 65, certain coverage of costs of outpatient medication that had not been covered by the insurance, started in January 2006.

NET SALES

In fiscal 2005, net sales increased ¥89.2 billion, or 7.9%, to ¥1,212.2 billion, thus recording fifteen years of consecutive growth (Graph 1).

Although a decrease in sales was reported due to elimination from consolidation of subsidiaries and affiliates of the life-environmental business after the transfer of shares of such subsidiaries and affiliates in April 2005, net sales increased as a result of the increased sales of ethical drugs mainly by in-house products, which more than offset such decrease. There was an increase in ethical drugs in the respective markets of Japan, the United States and Europe, as compared to that of the previous fiscal year.

Sales in Japan increased ¥30.6 billion, or 4.7%, to ¥675.1 billion as sales of mainstay ethical drugs posted steady growth. Overseas sales also increased ¥58.7 billion, or 12.3%, to ¥537.1 billion. This was as the result of higher sales of mainstay ethical drugs and also the positive effect from the exchange rate fluctuation. Overseas sales were 44.3% of total sales (Table 1, Graph 1).

With respect to foreign exchange rates, the yen weakened against both the dollar and the euro compared with the previous fiscal year. This was the contributing factor to a net year-on-year increase of ¥17.2 billion in foreign exchange.

NET SALES PROPORTION OF OVERSEAS SALES [Graph 1]


NET SALES
1,200
(Unit: Billions of Yen)
900
600
300
0
'00
'01
'02
'03
'04
'05
FY
44.3%
537.1
675.1
50.0
(%)
37.5
25.0
12.5
0
PROPORTION OF OVERSEAS SALES
Proportion of overseas sales
Domestic sales
Overseas sales

NET SALES BY REGION [Table 1]

(Unit: Billions of Yen)

	Fiscal 2005	Fiscal 2004	Fiscal 2003	% change 05/04	% change 04/03
Japan	675.1 55.7%	644.5 57.4%	624.5 57.5%	4.7%	3.2%
North America	335.9 27.7%	287.4 25.6%	296.0 27.2%	16.9%	(2.9)%
Europe	180.2 14.9%	171.6 15.3%	147.3 13.6%	5.0%	16.5%
Others	21.0 1.7%	19.4 1.7%	18.6 1.7%	8.1%	4.5%

Note 1. Lower figures refer to proportion of net sales.
2. Figures in parentheses indicate a decrease.

NET SALES BY BUSINESS SEGMENT [Table 2]

PHARMACEUTICALS SEGMENT

The pharmaceuticals segment consists of the ethical drugs business and the consumer healthcare business, and each segment is engaged in the manufacture and sales of ethical drugs and OTC products and quasi-drugs respectively..

Segment sales increased ¥104.0 billion, or 10.7%, to ¥1,074.5 billion.

Net sales of ethical drugs increased ¥104.3 billion, or 11.4%, to ¥1,019.1 billion.

In Japan, sales of the hypertension treatment *Blopress* increased ¥19.9 billion to ¥123.4 billion; sales of the diabetes treatment *Actos* increased ¥8.7 billion to ¥24.2 billion; sales of the peptic ulcer treatment *Takepron* increased ¥7.6 billion to ¥55.0 billion; sales of the prostate cancer and endometriosis treatment *Leuplin* increased ¥3.5 billion to ¥63.2 billion; and sales of the postprandial hyperglycemia treatment *Basen* increased ¥2.1 billion to ¥63.6 billion. The growth in these mainstay products resulted in domestic ethical drug sales increasing ¥41.6 billion, or 9.2%, to ¥493.5 billion.

Net overseas sales of ethical drugs, favorably influenced by the weaker yen, increased ¥62.7 billion, or 13.5%, to ¥525.6 billion.

SALES BY BUSINESS SEGMENT [Table 2]

(Unit: Billions of Yen)

	Fiscal 2005	Fiscal 2004	Fiscal 2003	% change 2005/2004	% change 2004/2003
Pharmaceuticals	1,074.5	970.5	935.3	10.7%	3.8%
·Ethical drugs	1,019.1	914.8	877.1	11.4%	4.3%
Domestic	493.5	451.9	429.7	9.2%	5.2%
Overseas	525.6	462.9	447.4	13.5%	3.5%
·Consumer healthcare	55.4	55.7	58.2	(0.4)%	(4.3)%
Other	137.7	152.5	151.1	(9.7)%	0.9%

Note: Figures in parentheses indicate a decrease.

NET SALES OF IN-HOUSE ETHICAL DRUGS AND PROPORTION OF OVERSEAS SALES [Graph 2]



NET SALES OF IN-HOUSE ETHICAL DRUGS
(Unit: Billions of Yen)
1,200
900
600
300
0
PROPORTION OF OVERSEAS SALES
100
(%)
75
50
25
0
67.2%
756.8
370.3
'00
'01
'02
'03
'04
'05
FY
Proportion of overseas sales
Domestic sales
Overseas sales

Although royalty income from U.S. equity-method affiliate TAP Pharmaceutical Products Inc. (TAP) decreased, the sales of *Actos* by a consolidated subsidiary, Takeda Pharmaceuticals North America, Inc. (TPNA), increased US$254 million to US$1,783 million supported by the launch of *Actoplusmet* (a combination drug of *Actos* and *metformin*) for treatment of type 2 diabetes in November 2005 and increasing sales of *Actos*. Sales by TPNA of *Rozerem*, a treatment for insomnia that was launched in September 2005, amounted to US$26 million. TPNA launched *Amitiza*, a treatment for chronic idiopathic constipation, in April 2006.

Sales of *Actos* and *Leuprorelin* also increased in Europe.

Sales of in-house ethical drugs, including sales made by equity-method affiliates, increased ¥109.0 billion, to ¥1,126.7 billion, partly supported by an increase of sales by TAP (Graph 2, Table 3).

By region, sales increased by ¥57.9 billion in the Americas, by ¥13.6 billion in Europe, by ¥3.2 billion in Asia and by ¥34.5 billion in Japan. Sales climbed steadily, driven primarily by international strategic products (Graph 2, Table 4).

The consumer healthcare business posted net sales of ¥55.4 billion, a decrease of ¥0.2 billion, or 0.4%, compared with the previous fiscal year. Although sales of *Nicorette* benefited from the December 2005 launch of *Nicorette Cool Mint*, and sales of *Actage AN* tablets also increased, sales of *Alinamin* tablets, *Alinamin* drinks and *Hicee* products declined.

NET SALES OF INTERNATIONAL STRATEGIC PRODUCTS [Table 3]

(Unit: Billions of Yen)

		Fiscal 2005	Fiscal 2004	Fiscal 2003	% change 05/04	% change 04/03
Leuprolide	Consolidated	122.4	115.9	109.0	5.5%	6.3%
	Total global	182.5	178.1	181.1	2.5%	(1.6)%
Lansoprazole	Consolidated	159.9	160.0	156.0	(0.1)%	2.6%
	Total global	389.7	373.5	459.0	4.4%	(18.6)%
Candesartan	Consolidated	191.3	152.4	141.3	25.5%	7.8%
	Total global	191.6	152.7	141.5	25.4%	7.9%
Pioglitazone	Consolidated	243.8	193.0	177.6	26.3%	8.7%
	Total global	244.3	193.2	177.7	26.4%	8.7%

Notes: 1. Upper figures are consolidated net sales, lower figures are global net sales including affiliates accounted for by the equity method.
2. Figures in parentheses indicate a decrease.

As a result, the proportion of sales in the pharmaceuticals segment to total net sales rose 2.2 percentage points to 88.6% (Graph 3).

OTHER SEGMENT

The other business segment represents the manufacture and sales of laboratory chemicals and clinical diagnostic agents, specialty chemicals, beverages and food, and so forth.

Net sales in this segment decreased ¥14.8 billion, or 9.7%, to ¥137.7 billion.

The sharp decline in net sales was due to the elimination from consolidation of sales of life-environmental business products, resulting from the transfer of shares of subsidiaries and affiliates of the life-environmental business in April 2005.

As the beverage and food business of Takeda Food Products, Ltd. was transferred to House Wellness Foods Corporation, Ltd., which is a joint venture of House Foods Corporation and the Company, in April 2006, sales of the relevant business of Takeda Food Products, Ltd. will not be consolidated in and after the current fiscal year.

GROSS PROFIT

Gross profit increased ¥86.3 billion, or 10.2%, to ¥930.1 billion.

The gross margin increased 1.6 percentage points to 76.7%, due to the increase in sales of in-house-developed ethical drugs with higher gross profit rates and the termination of sales of life-environmental business products with lower gross profit rates.

OPERATING INCOME

In fiscal 2005, operating income increased ¥17.5 billion, or 4.6%, to ¥402.8 billion (Graph 4).

Although selling, general and administrative expenses increased ¥68.8 million compared with the previous fiscal year, to ¥527.3 billion, an increase in gross profit offset such increase in expenses, and overall operating income increased for the 14th consecutive year (Graph 5).

In the pharmaceuticals segment, the increase in gross profits from mainstay products in Japan and overseas was greater than the increase in R&D expenditures and other costs. The result was an increase in operating income of ¥10.4 billion, or 2.8%, to ¥388.1 billion.

NET SALES OF IN-HOUSE ETHICAL DRUGS BY REGION [Table 4]

(Unit: Billions of Yen)

	Fiscal 2005	Fiscal 2004	Fiscal 2003	% change 05/04	% change 04/03
Japan	370.3 32.9%	335.8 33.0%	311.2 28.8%	10.3%	7.9%
Americas	584.7 51.9%	526.8 51.8%	634.3 58.7%	11.0%	(17.0)%
Europe	155.7 13.8%	142.1 14.0%	123.6 11.4%	9.6%	15.0%
Asia	16.4 1.5%	13.2 1.3%	12.0 1.1%	24.5%	9.4%

Notes: 1. Lower figures refer to proportion of net sales.
2. Figures in parentheses indicate a decrease.

PROPORTION OF EACH BUSINESS SEGMENT TO TOTAL NET SALES [Graph 3]



100
(%)
75
50
25
0
'02
'03
'04
'05
FY
11.4%
88.6%
Pharmaceuticals
Other

OPERATING INCOME [Graph 4]



OPERATING INCOME
(Unit: Billions of Yen)
400
300
200
100
0
40
(%)
30
20
10
0
402.8
4.6%
'00
'01
'02
'03
'04
'05
FY
RATE OF GROWTH (Compared with previous fiscal year)
Rate of Growth (Compared with previous fiscal year)
Operating Income

RATIO OF OPERATING COSTS AND EXPENSES, AND OPERATING INCOME TO NET SALES [Graph 5]



100
(%)
75
50
25
0
33.2%
43.5%
23.3%
'00
'01
'02
'03
'04
'05
FY
Cost of sales
SG & A
Operating income

In the other business segment, operating income increased ¥7.1 billion, or 93.7%, to ¥14.7 billion.

As a result, the pharmaceuticals segment accounted for 96.3% of total operating income (Table 5).

R&D expenses for fiscal 2005 increased ¥28.2 billion, or 19.9%, to ¥169.6 billion, due to expenses associated with progress in R&D, the promotion of in-licensing and alliance activities, and the R&D expenses incurred by U.S. subsidiary Takeda San Diego, Inc., which was acquired as Syrrx, Inc. in March 2005. R&D expenses, as a percentage of total sales and ethical pharmaceutical sales, were 14.0% and 16.3%, respectively (Graph 6).

Apart from R&D expenses, selling, general and administrative expenses increased compared with the previous fiscal year as a result of costs involved with launching new products—*Rozerem*, *Actoplusmet* and *Amitiza*—at TPNA.

INCOME BEFORE INCOME TAXES AND MINORITY INTERESTS

In fiscal 2005, income before income taxes and minority interests increased ¥76.9 billion, or 17.4% year on year, to ¥518.0 billion.

Equity in earnings of affiliates increased ¥8.8 billion, or 19.3%, to ¥54.2 billion. TAP accounted for ¥52.1 billion, a rise of ¥11.8 billion, or 29.4%.

As well as recording a US$20 million increase in sales, TAP's net income increased US$207 million, due to a decrease in the cost of sales and the absence of costs for litigation involving *Leuprorelin* (brand name *Lupron Depot* in the United States) in the fiscal year under review that were recorded in the previous fiscal year. Since Takeda has a 50% equity interest in TAP, this resulted in a US$104 million rise in equity-method earnings on a foreign-currency basis. The equity in earnings of affiliates increased significantly with the beneficial effects of foreign exchange rates (¥2.6 billion) when translated into yen.

Factors such as the increase in interest income of U.S. subsidiary Takeda America Holdings, Inc. (TAH) resulted in interest income and dividends increasing ¥16.1 billion (89.0%) compared with the previous fiscal year.

In addition, a ¥20.4 billion gain was recorded from the transfer to the Japanese government of the substitutional portion of the pension fund for employee retirement benefits and a ¥12.0 billion extraordinary gain from the transfer of shares of subsidiaries and affiliates of life-environmental business, as well as the partial transfer of shares of Wyeth K.K. and Takeda-Kirin Foods Corporation.

OPERATING INCOME BY BUSINESS SEGMENT [Table 5]

(Unit: Billions of Yen)

	Fiscal 2005	Fiscal 2004	% change 2005/2004
Pharmaceuticals	388.1 96.3%	377.7 98.0%	2.8%
Other	14.7 3.7%	7.6 2.0%	93.7%

Notes: 1. Lower figures refer to proportion of operating income.
2. Business segment classifications changed from fiscal 2005. Fiscal 2004 information shown as per post-change classifications.

R&D COSTS AND RATIO TO NET SALES [Graph 6]


R&D COSTS
(Unit: Billions of Yen)
200
150
100
50
0
20
(%)
15
10
5
0
RATIO OF R&D COSTS TO NET SALES
16.3%
14.0%
169.6
'00
'01
'02
'03
'04
'05
FY
Ratio of R&D Costs to Net Sales
Ratio of R&D Costs to Net Sales in Ethical Drug Business
R&D Costs

726

NET INCOME

Net income increased ¥35.8 billion, or 12.9%, to ¥313.2 billion (Graph 7).

The tax exemptions related to experimental research were lower than the previous fiscal year, and accordingly, the effective tax rate increased 2.6 percentage points, from 36.3% to 38.9%. Due to this increase, income taxes were ¥41.1 billion higher than in fiscal 2004.

Earnings per share (EPS) increased ¥40.5 to ¥353.5. The return on equity (ROE) declined 0.3 percentage point to 14.4% (Graph 8).

CASH DIVIDENDS [Graph 9]

The Company has been increasing return to shareholders with the targeted payout ratio of 30% during the 2001–2005 Medium-term Management Plan. The cash dividend for fiscal 2005, the final year of that term, was ¥106, the sum of term-end and interim dividends of ¥53. This was ¥18 more than the dividends in the previous fiscal year, achieving a consolidated dividend payout ratio of 30%.

During the 2006–2010 Medium-Term Management Plan, as an R&D-oriented, world-class pharmaceutical company, Takeda will continue conducting strategic investments to enhance its R&D pipeline and to improve the business infrastructure both in Japan and overseas. This will enable sustainable growth of our corporate value.

As for profits, Takeda is planning to conduct share buyback in order to improve capital efficiency and promote expeditious financial strategies, taking into consideration its overall capital requirements, and to continue the stable increase of the dividend payout ratio.

The basic dividend policy for the next five years continues to be return of profits to shareholders stably, according to consolidated results, from a long-term perspective. In concrete terms, Takeda plans to gradually increase the consolidated dividend payout ratio to approximately 45% by fiscal 2010.

CAPITAL EMPLOYMENT AND FINANCING [Table 6]

As of March 31, 2006, total assets amounted to ¥3,042.3 billion. Increases in cash and cash equivalents of ¥361.9 billion and in investment securities of ¥80.9 billion contributed to an increase of ¥496.9 billion compared with the end of the previous fiscal year (Graph 10).

NET INCOME [Graph 7]


NET INCOME
400
(Unit: Billions of Yen)
300
200
100
0
60
(%)
40
20
0
-20
RATIO OF INCREASE
313.2
12.9%
'00
'01
'02
'03
'04
'05
FY
Ratio of Increase
Net Income

CASH DIVIDENDS PER SHARE [Graph 9]


CASH DIVIDENDS PER SHARE
100
(Yen)
75
50
25
0
40
(%)
30
20
10
0
DIVIDEND RATIO
30.0%
106.0
'00
'01
'02
'03
'04
'05
FY
Dividend Ratio
Cash Dividends per Share

EPS/ROE [Graph 8]


EPS
400
(Yen)
300
200
100
0
20
(%)
15
10
5
0
ROE
14.4%
353.5
'00
'01
'02
'03
'04
'05
FY
ROE
EPS

TOTAL ASSETS [Graph 10]


3,000
(Unit: Billions of Yen)
2,000
1,000
0
3,042.3
'00
'01
'02
'03
'04
'05
FY
Total assets

Notes and accounts receivable increased ¥11.2 billion to ¥236.4 billion. The notes and accounts receivable turnover ratio improved 0.14 times to 5.13 times.

Property, plant and equipment decreased ¥4.5 billion to ¥215.7 billion, despite such factors as the construction of a new office building for TPNA involving capital investment of ¥32.6 billion.

In contrast, total liabilities increased ¥147.5 billion to ¥646.7 billion.

While Takeda currently has no loans or bonds outstanding, some consolidated subsidiaries have loans. Debt at the end of fiscal 2005 was ¥5.4 billion in short-term bank loans, including the current portion of long-term loans, and ¥3.5 billion in long-term loans.

Shareholders' equity increased ¥347.0 billion to ¥2,348.4 billion, mainly because growth in earnings raised retained earnings by ¥227.3 billion, and there was a ¥73.4 billion gain from foreign currency translation adjustments.

The shareholders' equity ratio dipped from 78.6% at the previous fiscal year-end to 77.2%, and book value per share (BPS) increased ¥392.1 to ¥2,652.6 (Graph 11).

BALANCE SHEETS HIGHLIGHTS [Table 6]

(Unit: Billions of Yen)

	Fiscal 2005	Fiscal 2004	Fiscal 2003	% change 05/04	% change 04/03
Current Assets	2,372.0	1,969.9	1,730.1	20.4%	13.9%
Property, plant and equipment	215.7	220.1	230.5	(2.0)%	(4.5)%
Investments and other assets	454.7	355.4	375.0	27.9%	(5.2)%
Total assets	3,042.3	2,545.4	2,335.7	19.5%	9.0%
Liabilities	646.7	499.2	512.2	29.5%	(2.5)%
Minority interests	47.2	44.8	42.5	5.3%	5.6%
Shareholders' equity	2,348.4	2,001.4	1,781.0	17.3%	12.4%

Note: Figures in parentheses indicate a decrease

SHAREHOLDERS' EQUITY AND SHAREHOLDERS' EQUITY RATIO [Graph 11]


SHAREHOLDERS' EQUITY
(Unit: Billions of Yen)
2,400
1,800
1,200
600
0
100
(%)
75
50
25
0
SHAREHOLDERS' EQUITY RATIO
77.2%
2,348.4
'00
'01
'02
'03
'04
'05
FY
Shareholders' Equity Ratio
Shareholders' Equity

CASH FLOWS [Table 7]

At the end of fiscal 2005, cash and cash equivalents had increased ¥361.9 billion compared with the end of the previous fiscal year, to ¥1,626.2 billion.

In fiscal 2005, net cash provided by operating activities increased ¥373.6 billion (it increased ¥295.5 billion in fiscal 2004). The main reasons for the improvement were the contribution made by the pharmaceuticals segment to increase income before income taxes and minority interests, associated with a decrease in income taxes paid.

Net cash used in investing activities amounted to ¥6.6 billion (¥72.3 billion was used in fiscal 2004). Payments for capital investments and the purchases of investment securities decreased, but there was a significant improvement in net cash used in investment activities compared with fiscal 2004, due to the transfer of shares of subsidiaries and equity-method affiliates in the non-pharmaceutical businesses as part of business reorganization.

Net cash used in financing activities increased to ¥89.3 billion (¥73.9 billion in fiscal 2004), mainly reflecting the ¥85.5 billion of dividends paid.

EMPLOYEES [Graph 12]

The total number of employees of Takeda and its subsidiaries increased by 559 people to 15,069 as of March 31, 2006. In the pharmaceuticals segment there was a net increase of 910 employees compared with one year earlier. In Japan, the number of employees decreased by 322 to 9,160, while the number of employees outside of Japan increased by 881 to 5,909.

CASH FLOW HIGHLIGHTS [Table 7]

(Unit: Billions of Yen)

	Fiscal 2005	Fiscal 2004	Fiscal 2003
Net cash provided by operating activities	373.6	295.5	311.1
Net cash provided by (used in) investing activities	6.6	(72.3)	(139.3)
Net cash used in financing activities	(89.3)	(73.9)	(59.3)
Effect of exchange rate changes on cash and cash equivalents	71.1	15.2	(59.3)
Net increase in cash and cash equivalents	361.9	164.5	53.1
Increase in cash and cash equivalents due subsidiaries	0.0	23.7	0.0
Increase in cash and cash equivalents, end of year	361.9	188.2	53.1

Note: Figures in parentheses indicate a decrease.

OUTLOOK

In fiscal 2006, Takeda is projecting an increase in net sales of ¥17.8 billion, or 1.5%, to ¥1,230.0 billion. Although in April 2006, the beverage and food business of Takeda Food Products, Ltd. was transferred to House Wellness Foods Corporation, Ltd., which is a joint venture of House Foods Corporation and the Company, and in Japan the effect of the NHI price revision is pushing down income, growth is forecast on the domestic market for such products as *Actos*, *Blopress* and the rheumatoid arthritis treatment *Enbrel*. Growth overseas is also expected through *Actos*, *Rozerem* and *Amitiza* from TPNA in the United States and through mainstay products in Europe.

With regard to operating income, it is projected that the growth in gross profit margin through increased sales will not be able to absorb increasing R&D expenditures associated with the progress of R&D activities and costs related to new products at TPNA. Thus, the Company is predicting a ¥12.8 billion, or 3.2% decrease, to ¥390.0 billion. R&D expenditures are expected to increase ¥35.4 billion, or 20.8%, to ¥205.0 billion.

Net income is expected to increase ¥6.8 billion, or 2.2%, to ¥320.0 billion.

An increase in income is expected in the current fiscal year because the increase in interest income at TAH and the gain from the transfer of the beverage and food business of a subsidiary of the Company, as well as increases in tax exemptions from experimental research, will more than offset the decrease of operating income.

This outlook is based on fiscal 2006 exchange rates of US$1=¥110 and 1 euro=¥130.

These forecasts are calculated in accordance with judgments based on information available to management at the end of fiscal 2005. Actual results may differ from these forecasts due to the kind of risks and uncertainties listed below.

NUMBER OF EMPLOYEES [Graph 12]



Total: 14,510
34.7%
5,028
65.3%
9,482
Fiscal 2004
Total: 15,069
39.2%
5,909
60.8%
9,160
Fiscal 2005
Domestic
Overseas

RISK FACTORS IN BUSINESS

Takeda's business performance is exposed to various risks at present and in the future, and may experience unexpected fluctuations due to occurrence of those risks. Below is a discussion of assumed main risks Takeda might face in its business activities. Takeda intends to work to prevent any such occurrence, insofar as possible while fully identifying these potential risks—and will ensure a precise response in the event of their occurrence.

The future events contained in these items are envisioned as of the end of fiscal 2005.

1. RISK IN R&D

While Takeda strives for efficient R&D activities aimed at launching new products in the trilateral markets of Japan, the United States and Europe as early as possible, ethical drugs are in nature only allowed placement on the market when they have been approved through rigorous investigations of efficacy and safety as stipulated by the competent authorities, whether they are in-house developed or licensed compounds.

If it turns out that the efficacy and safety of such compounds do not meet the required level for approval, or if reviewing authorities express concern regarding the nonconformity of such compounds, Takeda will have to give up R&D activities for such compounds at that point, or will conduct additional clinical or non-clinical testing. As a result, Takeda might be exposed to risk of uncollectibility of costs incurred, experience delay in launching new products, or be forced to revise its R&D strategy.

2. RISK IN INTELLECTUAL PROPERTY RIGHTS

Takeda's products are protected by two or more patents covering substance, processes, formulations and uses for a certain period.

While Takeda strictly manages intellectual property rights, including patents, and always keeps careful watch for potential infringement by a third party, expected earnings may be lost if the intellectual property rights held by Takeda are infringed by a third party. Or, if a Takeda's in-house product proved to have infringed a third party's intellectual property rights, Takeda might be asked for compensation.

3. RISK OF SALES DECREASE FOLLOWING PATENT EXPIRATIONS

While Takeda takes active measures to extend product life cycles, including the addition of new indications and formulations, generic drugs inevitably penetrate the market following patent expirations of most branded products. In addition, the increasing use of generic drugs and prescription-to-OTC switches also intensifies competition, both in domestic and overseas markets, and especially in the U.S. market. Takeda's sales of ethical drugs may drop sharply, depending on such impact.

4. RISK OF SIDE EFFECTS

Although ethical drugs are only allowed placement on the market after approval for production and marketing following rigorous investigation by the competent authorities around the world, accumulated data during the post-marketing period might expose side effects not confirmed at launch. If new side effects are identified, Takeda will be required to describe such side effects in a "precautions" section of the package insert or to restrict usage of such drugs, or will be forced to discontinue sales of or recall such products.

5. RISK OF PRICE-REDUCTION DUE TO MOVEMENTS TO CONSTRAIN DRUG COSTS

In the U.S. market, which is the world's largest, the use of lower priced generic drugs is promoted and the pressure for reduction of branded products prices is increasing as a result of the strong demand by the federal and state governments and Managed Care. In Japan, National Health Insurance (NHI) prices for drugs have been reduced every other year, and the use of generic drugs is also promoted. In the European market, drug prices have been reduced in similar situations, due to the efforts implemented in each country to control drug costs, and the expansion of parallel imports. Price reduction as a result of drug cost-restrictive efforts being made in each country can significantly influence the business performance and financial standing of the Takeda Group.

6. INFLUENCE OF EXCHANGE FLUCTUATIONS

The Takeda Group's overseas net sales in fiscal 2005 amounted to ¥537.1 billion, which accounted for 44.3% of total consolidated net sales. Among others, sales in North America were ¥335.9 billion, which accounted for 27.7% of total consolidated net sales. Moreover, with regard to TAP in the U.S., the "equity in earnings of affiliates" (non-operating income) was ¥52.1 billion. For this reason, the Takeda Group's business performance and financial standings are considerably affected by currency rates, especially fluctuations in the dollar-yen conversion rate.

7. RISK OF DEVELOPMENT OF LAWSUITS

Civil litigations by patients and insurance companies etc. seeking damages (sometimes called 'AWP Suits'), which involve numerous major U.S. pharmaceutical companies, are currently under disputation on an industry-wide scale. The complainants' claim damages resulting from price discrepancies between the average wholesale prices (AWP) as publicized by independent industry compendia and the actual selling prices. As part of these civil litigations, actions have been brought against TAP and TPNA for damages in federal and state courts; Takeda has also faced part of such litigation. The progress of these lawsuits may affect Takeda's business performance and financial standing.

If Takeda's mainstay products, *Lansoprazole*, *Candesartan* and *Actos*, are involved in the above risk occurrence, Takeda's business performance might be greatly affected. As for the AWP lawsuit filed regarding the sales of *Leuprorelin*, the case was substantially settled by the final approval of the class settlement by the court and other arrangements as detailed in the section of [LITIGATION] below.

LITIGATION

Civil litigation in the United States and Canada is ongoing, concerning the bulk vitamin cartel issue and the food flavor enhancer cartel issue.

Other expenses in the accompanying consolidated statements of income for the years ended March 31, 2005 and 2004 included ¥2,079 million and ¥614 million, respectively, for amounts paid and expected to be paid related to the above matters. Because certain of the lawsuits are still ongoing, the total payments that will result from their ultimate resolution cannot be estimated with certainty.

Leuprorelin (marketed under the brand name of "*Lupron Depot*" in the U.S.) is sold in the U.S. by TAP (50% owned by TAH and the remaining 50% by Abbott Laboratories in the U.S.). In connection with this sale, AWP lawsuits as explained above were bought against TAP, Abbott and Takeda in several federal and state courts. On November 15, 2004, TAP, Abbott, and Takeda concluded a settlement agreement with plaintiff attorneys under which TAP agreed to pay a total of US$150 million. This settlement was approved finally by the Boston District Court in the U.S. in August 2005.

Separately from this settlement, there are AWP lawsuits involving many major U.S. pharmaceutical companies. As a part of this litigation, TAP and TPNA are named as defendants, although for different drugs, in federal and state courts in lawsuits claiming the payment of damages. Takeda is also a defendant in certain lawsuits together with TAP and TPNA.

In the end of June 2005, Abbott Laboratories filed a lawsuit for damage against Takeda in a federal court in Chicago, claiming that Takeda is receiving excessive profit by forcing the continuance of supply transactions of *Lansoprazole* to TAP. In February 2006, the court dismissed the claim by Abbott, stating that the claim by Abbott should be filed with a Japanese court in accordance with the provision of venue designation stipulated in the shareholders' agreement between Takeda and Abbott. In March 2006, Abbott filed an appeal to the 7th Federal Circuit Court of Appeals, challenging this judgment.

In Japan, in October 2004, a lawsuit claiming remuneration for employee invention, regarding pharmaceutical patents for *Leuplin* was brought against Takeda in the Tokyo District Court by complainants who allege that they inherited the right to claim consideration of the employee invention in the amount of ¥37.2 billion from an deceased ex-employee. The complainants have claimed ¥100 million as an initial part of the amount that Takeda allegedly owes. In December 2005, the claimed amount was raised to ¥500 million, and in addition, another claimant filed a lawsuit against Takeda in the Tokyo District Court, claiming payment of ¥1 billion as an initial part of remuneration for employee invention, alleging that she inherited the right for the remuneration for employee invention totaling ¥74.5 billion from the deceased ex-employee. These two lawsuits have been consolidated by the court.

The Company is diligently taking all necessary and proper measures to cope with these lawsuits.

731

Eleven-Year Summary of Selected Financial Data

Takeda Pharmaceutical Company Limited and Subsidiaries

	2006	2005	2004	2003
Net sales	¥1,212,207	¥1,122,960	¥1,086,431	¥1,046,081
Operating income	402,809	385,278	371,633	310,686
Income before income taxes and minority interests	517,957	441,102	446,144	431,898
Income taxes	201,361	160,231	157,911	157,485
Minority interests	3,347	3,433	2,969	2,651
Net income	313,249	277,438	285,264	271,762
Capital expenditures	32,616	49,230	62,472	35,888
Depreciation and amortization	28,728	31,226	28,083	29,962
Research and development costs	169,645	141,453	129,652	124,230
Per share amounts (Yen and U.S. dollars)				
(See Note 13 to consolidated financial statements):				
Net income	¥ 353.47	¥ 313.01	¥ 321.86	¥ 307.63
Cash dividends	106.00	88.00	77.00	65.00
Current assets	¥2,371,970	¥1,969,915	¥1,730,147	¥1,542,198
Property, plant and equipment (net of accumulated depreciation)	215,670	220,133	230,538	203,282
Investments and other assets	454,654	355,387	374,975	313,889
Total assets	3,042,294	2,545,435	2,335,660	2,059,369
Current liabilities	488,227	365,500	370,562	344,705
Long-term liabilities	158,444	133,685	141,628	106,339
Minority interests	47,194	44,836	42,460	40,593
Shareholders' equity	2,348,429	2,001,414	1,781,010	1,567,732
Number of shareholders	108,111	118,042	116,343	76,107
Number of employees	15,069	14,510	14,592	14,547

See notes to consolidated financial statements.
- The U.S.dollar amounts in this report represent translations of Japanese yen, solely for reader's convenience, at the rate of ¥117=US$1, the approximate exchange rate at March 31, 2006.
- Effective April 1, 1999 all subsidiaries were consolidated and all affiliates were accounted for by the equity method.

732

	Millions of yen							Thousands of U.S. dollars (Note 1)
	2002	2001	2000	1999	1998	1997	1996	2006
	¥1,005,060	¥ 963,480	¥ 923,132	¥ 844,643	¥ 841,816	¥ 838,824	¥ 801,341	**$10,360,744**
	281,243	226,102	171,443	142,220	132,952	127,350	112,707	**3,442,812**
	373,427	263,076	202,764	182,142	166,649	147,985	125,787	**4,426,983**
	134,892	114,148	81,446	89,019	83,368	75,094	64,837	**1,721,034**
	2,879	2,073	1,693	1,368	1,671	1,508	1,106	**28,607**
	235,656	146,855	119,625	91,755	81,610	71,383	59,844	**2,677,342**
	44,766	27,411	37,893	29,241	34,091	30,741	30,358	**278,769**
	28,430	33,605	33,364	32,651	32,763	31,473	33,255	**245,538**
	100,278	89,846	77,260	80,034	79,039	71,754	68,006	**1,449,957**
	¥ 267.02	¥ 166.39	¥ 135.55	¥ 103.52	¥ 92.97	¥ 81.52	¥ 68.35	**$ 3.02**
	60.00	50.00	32.00	29.00	21.25	17.25	15.00	**0.91**
	¥1,345,094	¥1,138,951	¥ 938,236	¥ 839,702	¥ 841,240	¥ 798,752	¥ 787,615	**$20,273,248**
	213,385	220,356	240,531	224,229	232,092	229,400	231,532	**1,843,333**
	406,737	388,465	252,895	250,114	215,628	186,296	153,086	**3,885,932**
	1,965,216	1,747,772	1,431,662	1,314,045	1,288,960	1,214,448	1,172,233	**26,002,513**
	371,785	345,626	314,747	278,857	323,375	292,249	299,032	**4,172,880**
	134,099	152,065	104,781	111,753	116,010	146,029	147,825	**1,354,222**
	39,251	37,217	37,220	29,236	27,792	26,621	25,467	**403,368**
	1,420,081	1,212,864	974,914	894,199	821,783	749,549	699,909	**20,072,043**
	53,364	50,921	51,495	54,059	59,008	71,172	81,278	—
	14,511	15,900	16,254	15,776	16,443	16,586	17,258	—

733

CONSOLIDATED BALANCE SHEETS

Takeda Pharmaceutical Company Limited and Subsidiaries
Years ended March 31, 2006 and 2005

ASSETS	Millions of yen 2006	Millions of yen 2005	Thousands of U.S. dollars (Note 1) 2006
Current assets:			
Cash and cash equivalents	¥1,626,235	¥1,264,324	$13,899,444
Marketable securities (Note 3)	243,285	257,796	2,079,359
Notes and accounts receivable—			
Trade notes	21,137	19,509	180,658
Trade accounts	207,887	197,141	1,776,812
Due from affiliates	7,656	8,764	65,436
Allowance for doubtful receivables	(309)	(271)	(2,641)
Total	236,371	225,143	2,020,265
Inventories (Note 4)	98,258	94,565	839,812
Deferred tax assets (Note 12)	135,019	93,857	1,154,009
Other current assets	32,802	34,230	280,359
Total current assets	2,371,970	1,969,915	20,273,248
Property, plant and equipment (Notes 5 and 6):			
Land	44,853	44,500	383,359
Buildings and structures	247,106	257,419	2,112,017
Machinery and equipment	218,161	241,495	1,864,624
Tools and fixtures	61,888	60,162	528,957
Construction in progress	20,260	20,927	173,162
Total	592,268	624,503	5,062,119
Accumulated depreciation	(376,598)	(404,370)	(3,218,786)
Net property, plant and equipment	215,670	220,133	1,843,333
Investments and other assets:			
Investment securities (Note 3)	335,895	254,954	2,870,897
Investments in and advances to affiliates (Note 3)	52,069	48,890	445,034
Real estates for lease	23,354	24,460	199,607
Deferred tax assets (Note 12)	12,609	12,542	107,769
Other assets	30,727	14,541	262,625
Total investments and other assets	454,654	355,387	3,885,932
TOTAL	¥3,042,294	¥2,545,435	$26,002,513

See notes to consolidated financial statements

LIABILITIES AND SHAREHOLDERS' EQUITY	Millions of yen 2006	Millions of yen 2005	Thousands of U.S. dollars (Note 1) 2006
Current liabilities:			
Bank loans (Note 6)	¥ 3,370	¥ 5,992	$ 28,803
Current portion of long-term debt (Note 6)	2,076	2,309	17,744
Notes and accounts payable—			
Trade notes	3,666	4,640	31,333
Trade accounts	50,719	45,735	433,496
Due to affiliates	23,675	20,228	202,350
Total	78,060	70,603	667,179
Income taxes payable	151,947	80,790	1,298,692
Accrued expenses	167,195	139,579	1,429,017
Other current liabilities	85,579	66,227	731,445
Total current liabilities	488,227	365,500	4,172,880
Long-term liabilities:			
Long-term debt (Note 6)	3,473	5,561	29,684
Reserve for retirement benefits (Note 7)	36,948	41,643	315,795
Reserve for SMON compensation (Note 8)	4,486	4,664	38,342
Deferred tax liabilities (Note 12)	106,223	75,493	907,889
Other long-term liabilities	7,314	6,324	62,512
Total long-term liabilities	158,444	133,685	1,354,222
Minority interests	47,194	44,836	403,368
Commitments and contingencies (Note 16)			
Shareholders' equity (Notes 9 and 17):			
Common stock authorized, 3,500,000,000 shares; issued, 889,272,395 shares in 2006 and 2005	63,541	63,541	543,085
Capital surplus	49,641	49,638	424,282
Retained earnings	2,062,226	1,834,931	17,625,863
Unrealized gain on available-for-sale securities	171,844	125,342	1,468,752
Foreign currency translation adjustments	4,223	(69,130)	36,095
Treasury stock, at cost; 4,073,004 shares in 2006, 4,050,415 shares in 2005	(3,046)	(2,908)	(26,034)
Total shareholders' equity	2,348,429	2,001,414	20,072,043
TOTAL	¥ 3,042,294	¥ 2,545,435	$ 26,002,513

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

Takeda Pharmaceutical Company Limited and Subsidiaries
Years ended March 31, 2006, 2005 and 2004

	Millions of yen			Thousands of U.S. dollars (Note 1)
	2006	2005	2004	2006
Net sales (Note 3)	¥1,212,207	¥1,122,960	¥1,086,431	$10,360,744
Operating costs and expenses:				
Cost of sales (Note 3)	282,102	279,179	269,395	2,411,128
Selling, general and administrative (Note 10)	527,296	458,503	445,403	4,506,804
Total operating costs and expenses	809,398	737,682	714,798	6,917,932
Operating income	402,809	385,278	371,633	3,442,812
Other income (expenses):				
Interest and dividend income	34,211	18,098	10,896	292,402
Interest expenses	(365)	(334)	(359)	(3,120)
Equity in earnings of affiliates (Note 3)	54,184	45,431	72,663	463,111
Gain on sales of property, plant and equipment	145	1,070	1,814	1,239
Gain on sales of shares of subsidiaries and affiliates (Note 11)	12,048	—	—	102,974
Gain on transfer of the substitutional portion of the governmental pension program (Note 7)	20,411	—	—	174,453
Losses on bulk vitamin and other cartel cases (Note 14)	—	(2,079)	(614)	—
Loss on impairment of long-lived assets (Note 5)	—	—	(1,139)	—
Other – net	(5,486)	(6,362)	(8,750)	(46,888)
Other income (expenses) – net	115,148	55,824	74,511	984,171
Income before income taxes and minority interests	517,957	441,102	446,144	4,426,983
Income taxes (Note 12):				
Current	240,449	172,867	173,457	2,055,119
Deferred	(39,088)	(12,636)	(15,546)	(334,085)
Total income taxes	201,361	160,231	157,911	1,721,034
Income before minority interests	316,596	280,871	288,233	2,705,949
Minority Interests	3,347	3,433	2,969	28,607
Net income	¥ 313,249	¥ 277,438	¥ 285,264	$ 2,677,342

	Yen			U.S.dollars (Note 1)
Amounts per common share (Note 13):				
Net income	¥ 353.47	¥ 313.01	¥ 321.86	$ 3.02
Cash dividends applicable to the year	106.00	88.00	77.00	0.91

See notes to consolidated financial statements.

736

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Takeda Pharmaceutical Company Limited and Subsidiaries
Years ended March 31, 2006, 2005 and 2004

	Millions of yen			Thousands of U.S. dollars (Note 1)
	2006	2005	2004	2006
Common stock:				
Balance, beginning of year	¥ 63,541	¥ 63,541	¥ 63,541	$ 543,085
Balance, end of year	¥ 63,541	¥ 63,541	¥ 63,541	$ 543,085
Capital surplus:				
Balance, beginning of year	¥ 49,638	¥ 49,638	¥ 49,638	$ 424,256
Disposal of treasury stock	3	—	—	26
Balance, end of year	¥ 49,641	¥ 49,638	¥ 49,638	$ 424,282
Retained earnings:				
Balance, beginning of year	¥1,834,931	¥1,616,676	¥1,392,640	$15,683,171
Net income	313,249	277,438	285,264	2,677,342
Increase in retained earnings due to fiscal year-end change for subsidiaries and affiliates	—	16,132	—	—
Cash dividends paid: ¥97.00 ($0.83) — 2006, ¥85.00 — 2005 and ¥69.00 — 2004 (per share)	(85,561)	(74,979)	(60,867)	(731,291)
Bonuses to directors and corporate auditors	(393)	(336)	(361)	(3,359)
Balance, end of year	¥2,062,226	¥1,834,931	¥1,616,676	$17,625,863
Unrealized gain on available-for-sale securities				
Balance, beginning of year	¥ 125,342	¥ 127,658	¥ 72,794	$ 1,071,299
Net change	46,502	(2,316)	54,864	397,453
Balance, end of year	¥ 171,844	¥ 125,342	¥ 127,658	$ 1,468,752
Foreign currency translation adjustments				
Balance, beginning of year	¥ (69,130)	¥ (73,761)	¥ (8,217)	$ (590,855)
Net change	73,353	4,631	(65,544)	626,950
Balance, end of year	¥ 4,223	¥ (69,130)	¥ (73,761)	$ 36,095
Treasury stock (Note 9):				
Balance, beginning of year	¥ (2,908)	¥ (2,742)	¥ (2,664)	$ (24,855)
Repurchase of treasury stock	(156)	(166)	(78)	(1,333)
Disposal of treasury stock	18	—	—	154
Balance, end of year	¥ (3,046)	¥ (2,908)	¥ (2,742)	$ (26,034)

See notes to consolidated financial statements.

737

CONSOLIDATED STATEMENTS OF CASH FLOWS

Takeda Pharmaceutical Company Limited and Subsidiaries
Years ended March 31, 2006, 2005 and 2004

	Millions of yen			Thousands of U.S. dollars (Note 1)
	2006	2005	2004	2006
Operating activities:				
Income before income taxes and minority interests	¥ 517,957	¥ 441,102	¥ 446,144	$ 4,426,983
Adjustments to reconcile income before income taxes and minority interests to net cash provided by operating activities:				
Income taxes paid	(161,843)	(194,758)	(163,403)	(1,383,274)
Depreciation and amortization	28,728	31,226	28,083	245,538
Loss (gain) on sales and disposals of property, plant and equipment	2,005	(600)	(1,295)	17,137
Equity in loss (earnings) of affiliates	(11,541)	7,301	(1,434)	(98,641)
Gain on sales of shares of subsidiaries and affiliates	(12,048)	—	—	(102,974)
Gain on transfer of the substitutional portion of the governmental pension program	(20,411)	—	—	(174,453)
Loss on impairment of long-lived assets (Note 5)	—	—	1,139	—
In-process research and development expense of Syrrx, Inc.	—	20,637	—	—
Changes in assets and liabilities:				
Increase in notes and accounts receivable	(13,156)	(23,399)	(8,653)	(112,444)
Increase in inventories	(5,647)	(3,398)	(3,974)	(48,265)
Increase (decrease) in notes and accounts payable	8,789	(1,815)	(3,635)	75,120
Other	40,742	19,243	18,150	348,222
Total Adjustments	(144,382)	(145,563)	(135,022)	(1,234,034)
Net cash provided by operating activities	373,575	295,539	311,122	3,192,949
Investing activities:				
Payments for purchases of marketable securities	(468,274)	(377,079)	(251,232)	(4,002,342)
Proceeds from sales and maturities of marketable securities	484,011	395,793	163,738	4,136,846
Increase in time deposits	(29,900)	—	(30,000)	(255,556)
Decrease in time deposits	29,900	5,000	50,000	255,556
Payments for purchases of property, plant and equipment	(32,093)	(53,669)	(54,160)	(274,299)
Proceeds from sales of property, plant and equipment	899	2,622	3,094	7,684
Payments for purchases of investment securities	(1,588)	(14,211)	(22,717)	(13,573)
Proceeds from sales of investment securities	13,245	72	2,097	113,205
Proceeds from sales of shares of subsidiaries	10,772	—	—	92,068
Payments for purchases of shares of subsidiaries	—	(29,093)	—	—
Other	(406)	(1,740)	(142)	(3,470)
Net cash provided by (used in) investing activities	6,566	(72,305)	(139,322)	56,119
Financing activities:				
Net increase (decrease) in short-term bank loans	(884)	(289)	2,560	(7,556)
Proceeds from long-term debt	1,850	3,541	900	15,812
Repayments of long-term debt	(3,218)	(553)	(936)	(27,504)
Dividends paid	(85,529)	(74,958)	(60,869)	(731,017)
Other	(1,509)	(1,653)	(999)	(12,897)
Net cash used in financing activities	(89,290)	(73,912)	(59,344)	(763,162)
Effect of exchange rate changes on cash and cash equivalents (Note 2)	71,060	15,199	(59,330)	607,350
Net increase in cash and cash equivalents	361,911	164,521	53,126	3,093,256
Cash and cash equivalents, beginning of year	1,264,324	1,076,084	1,022,958	10,806,188
Increase in cash and cash equivalents due to fiscal year end change for subsidiaries	—	23,719	—	—
Cash and cash equivalents, end of year	¥1,626,235	¥1,264,324	¥1,076,084	$13,899,444
Additional cash flow information:				
Interest paid	¥ 365	¥ 338	¥ 366	$ 3,120
Assets and liabilities decreased by sales of shares of subsidiaries				
Current assets	¥10,272	¥ —	¥ —	$ 87,795
Non-current assets	3,336	—	—	28,513
Current liabilities	(5,237)	—	—	(44,761)
Non-current liabilities	(1,794)	—	—	(15,333)
Minority interests	(39)	—	—	(333)
Foreign currency translation adjustment	61	—	—	521
Unrealized gain on available-for-sale securities	(89)	—	—	(761)
Unrealized gain	(585)	—	—	(5,000)
Gains on sales of shares of subsidiaries	6,236	—	—	53,299
Sales price	12,161	—	—	103,940
Cash and cash equivalents	(1,389)	—	—	(11,872)
Proceeds from sales of shares of subsidiaries	¥ 10,772	¥ —	¥ —	$ 92,068

See notes to consolidated financial statements.

738

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Takeda Pharmaceutical Company Limited and Subsidiaries
Years ended March 31, 2006, 2005 and 2004

1. BASIS OF PRESENTING CONSOLIDATED FINANCIAL STATEMENTS

The accompanying consolidated financial statements have been prepared from the consolidated financial statements issued for domestic reporting purposes in accordance with the provisions set forth in the Japanese Securities and Exchange Law and its related accounting regulations. Takeda Pharmaceutical Company Limited (the "Company") and its domestic subsidiaries and affiliates maintain their accounts and records in accordance with the provisions set forth in the Japanese Commercial Code and in conformity with generally accepted accounting principles in Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards, while its overseas subsidiaries and affiliates do so in conformity with those of the countries of their domicile.

In preparing the consolidated financial statements, certain reclassifications and rearrangements have been made to the consolidated financial statements issued domestically in order to present them in a form which is more familiar to readers outside Japan.

The consolidated financial statements are stated in Japanese yen, the currency of the country in which the Company is incorporated and operates. The translations of Japanese yen amounts into U.S. dollar amounts are included solely for the convenience of readers outside Japan and have been made at the rate of ¥117 to U.S.$1, the approximate rate of exchange at March 31, 2006. Such translations should not be construed as representations that the Japanese yen amounts could be converted into U.S. dollars at that or any other rate.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and all of its subsidiaries (together, the "Companies"). Under the control or influence concept, those companies in which the Company, directly or indirectly, is able to exercise control over operations are fully consolidated, and those companies over which the Company has the ability to exercise significant influence are accounted for by the equity method. All significant intercompany balances, transactions and unrealized profit are eliminated in consolidation.

During the year ended March 31, 2004, the Company established one new subsidiary and liquidated one subsidiary and one affiliated company. In addition, due to mergers among consolidated subsidiaries, the number of consolidated subsidiaries was reduced by three.

During the year ended March 31, 2005, the Company acquired one subsidiary.

During the year ended March 31, 2006, the Company established one new subsidiary and one affiliated company. Further, during the year ended March 31, 2006, the Company sold the shares of three subsidiaries and four affiliated companies.

Starting with the year ended March 31, 2005, the majority of December year-end overseas subsidiaries and affiliates including Takeda Pharmaceuticals North America, Inc. ("TPNA") and TAP Pharmaceutical Products Inc. ("TAP") have changed their year-end from December 31 to March 31 or, alternatively, performed a hard close as of March 31.

In the past, the Company had consolidated the overseas subsidiaries and affiliates using their December 31 financial statements as allowed by the accounting standards generally accepted in Japan. Instead of consolidating 15 months of operating results in the year ended March 31, 2005 for such subsidiaries, the Company accounted for the financial results of the three-month period from January 1 to March 31, 2004 as an adjustment to the beginning retained earnings as of April 1, 2004, which amounted to ¥16,132 million.

Cash Equivalents

Cash equivalents are short-term investments that are readily convertible into cash and that are exposed to insignificant risk of changes in value. Cash equivalents include time deposits, certificates of deposit, commercial paper, mutual funds investing in bonds and bond repurchase agreements that represent short-term investments, all of which mature or become due within three months of the date of acquisition.

Marketable and Investment Securities

Marketable and investment securities are classified and accounted for, depending on management's intent, as follows:

i) trading securities, which are held for the purpose of earning capital gains in the near term, are reported at fair value, and the related unrealized gains and losses are included in earnings; ii) held-to-maturity debt securities, in which the Companies have the positive intent and ability to hold to maturity, are reported at amortized cost; and iii) available-for-sale securities, which are not classified as either of the aforementioned securities, are reported at fair value, with unrealized gains and losses, net of applicable taxes, in a separate component of shareholders' equity.

The cost of securities sold is determined based on the moving-average method. Non-marketable available-for-sale securities are stated at cost determined by the moving-average method. For other than temporary declines in fair value, available-for-sale securities are reduced to net realizable value by a charge to income.

Inventories

All inventories are stated at the lower of cost or market. The average cost method is used to determine cost for the majority of inventories.

Property, Plant, Equipment and Real Estate for Lease

Property, plant, equipment and real estate for lease are stated at cost. Depreciation of property, plant, equipment and real estate for lease of the Company and its domestic subsidiaries is computed substantially by the declining-balance method, while the straight-line method is applied to buildings acquired by the domestic companies after April 1, 1998, and is principally applied to the property, plant and equipment of foreign subsidiaries. The range of useful lives is from 15 to 50 years for buildings and structures, and from 4 to 15 years for machinery and equipment.

Goodwill

The excess of the purchase price over the fair value of the net assets ("goodwill") of an acquired subsidiary is amortized using the straight-line method principally over five years. Goodwill amounts at March 31, 2006 were ¥1,568 million ($13,402 thousand), net of amortization of ¥6,273 million ($53,615 thousand), and are included in Other assets.

Long-Lived Assets

The Companies have adopted "Accounting for Impairment of Fixed Assets" and "Guidance for Accounting Standard for Impairment of Fixed Assets," which became applicable to the consolidated financial statements for the year ended March 31, 2004. In accordance with the accounting standard for impairment of fixed assets, the Companies review long-lived assets for impairment whenever events or changes in circumstance indicate the carrying amount of an asset or asset group may not be recoverable. An impairment loss would be recognized if the carrying amount of an asset or asset group exceeds the sum of the undiscounted future cash flows expected to result from the continued use and eventual disposition of the asset or asset group. The impairment loss would be measured as the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of the discounted cash flows from the continued use and eventual disposition of the asset or the net selling price at disposition.

Reserve for Retirement Benefits

Employees of the Companies terminating their employment either voluntarily or upon reaching the mandatory retirement age are entitled to severance payments based on the rate of pay at the time of termination, length of service and certain other factors.

The Company and domestic subsidiaries have adopted an accounting standard for employees' retirement benefits and accounted for the liability for retirement benefits based on projected benefit obligations and plan assets at the balance sheet date.

Actuarial gains or losses are amortized primarily by the straight-line method over a period within the average remaining years of service of the employees (generally five years).

With respect to the substitutional portion of the welfare pension fund, the Company received approval of the exemption from obligation for payments of benefits related to future and also to past employee services from the Minister of Health, Labour and Welfare on March 26, 2004 and on May 1, 2005, respectively. The Company transferred the substitutional portion of pension plan assets to the government on September 13, 2005.

Retirement allowances for directors and corporate auditors are recorded to state the liability at the amount that would be required if all directors and corporate auditors retired at each balance sheet date. These amounts are paid subject to approval of the shareholders in accordance with the Japanese Commercial Code.

Research and Development costs

Research and development costs are charged to income as incurred.

Stock and Bond Issue Costs

Stock and bond issue costs are charged to income as incurred.

Foreign Currency Transactions

The Companies have adopted "Accounting Standard for Foreign Currency Transactions."

All short-term and long-term monetary receivables and payables denominated in foreign currencies are translated into Japanese yen at the current exchange rates at the balance sheet date.

Revenue and expense items denominated in foreign currencies are translated using the rate on the date of the transaction. Related exchange gains or losses are credited or charged to income as incurred.

Foreign Currency Financial Statements
The financial statements of overseas subsidiaries and affiliates are translated into Japanese yen by the following methods set forth in an accounting standard for foreign currency translation.

The balance sheet accounts of overseas subsidiaries and affiliates are translated into Japanese yen at the current exchange rates as of the balance sheet date except for intercompany investments and shareholders' equity, which are translated at historical rates. Revenue and expense accounts of overseas subsidiaries and affiliates are translated into Japanese yen at the average exchange rate for the year.

Differences arising from such translation are shown as "Foreign currency translation adjustments" in a separate component of shareholders' equity.

Income Taxes
Current income taxes are provided based on amounts currently payable for each year. Deferred income taxes arising from temporary differences in the recognition of assets and liabilities for tax and financial reporting purposes are reflected in the consolidated financial statements. A deferred tax liability is recognized on undistributed earnings of overseas subsidiaries and affiliates, which are not deemed to be permanently invested.

Derivative Financial Instruments
The Companies use derivative financial instruments to manage their exposures to fluctuations in foreign exchange and interest rates. Foreign exchange forward contracts, currency options, interest rate swaps, interest rate options, interest rate futures and treasury futures are utilized by the Companies to reduce foreign currency exchange and interest rate risks. The Companies do not enter into derivatives for trading or speculative purposes.

The Companies have adopted "Accounting Standard for Financial Instruments" and "Accounting Standard for Foreign Currency Transactions." These standards require that: a) all derivatives be recognized as either assets or liabilities and measured at fair value, with gains or losses on these derivative transactions being recognized in the statement of income, and b) for derivatives used for hedging purposes, if such derivatives qualify for hedge accounting due to high correlation and effectiveness between the hedging instruments and the hedged items, gains or losses on these derivative transactions are deferred until maturity.

Foreign exchange forward contracts employed to hedge foreign exchange exposures related to export sales and royalties are measured at fair value and the related unrealized gains and losses are recognized in income.

Certain accounts denominated in foreign currencies for which foreign exchange forward contracts are used to hedge the foreign currency fluctuations are translated at the contracted rate if the forward contracts qualify for hedge accounting.

Certain accounts denominated in foreign currencies for which currency options are used to hedge the foreign currency fluctuations are measured at fair value and the related unrealized gains and losses are deferred until maturity.

Interest rate swaps, interest rate options, interest rate futures, and treasury futures employed to hedge interest rate fluctuations are measured at fair value and the related unrealized gains and losses are recognized in income.

Interest rate swaps that qualify for hedge accounting and meet specific matching criteria are not remeasured at market value, but the differential paid or received under the swap agreements is recognized and included in interest expense or income.

Appropriations of Retained Earnings
Appropriations of retained earnings at each year-end are reflected in the financial statements for the following year upon shareholders' approval.

Cash Dividends
Cash dividends charged to retained earnings are those actually paid during the year and consist of year-end dividends for the preceding year and interim dividends for the current year.

New Accounting Pronouncements
(1) Business Combination and Business Separation
In October 2003, the Business Accounting Council (BAC) issued a Statement of Opinion, Accounting for Business Combinations, and on December 27, 2005 the Accounting Standards Board of Japan (ASBJ) issued Accounting Standard for Business Separations and ASBJ Guidance No.10, Guidance for Accounting Standard for Business Combinations and Business Separations. These new accounting pronouncements are effective for fiscal years beginning on or after April 1, 2006.

The accounting standard for business combinations allows companies to apply the pooling of interests method of accounting only when certain specific criteria are met such that the business combination is essentially regarded as a uniting-of-interests. These specific criteria are as follows:

(a) the consideration for the business combination consists solely of common shares with voting rights,
(b) the ratio of voting rights of each predecessor shareholder group after the business combination is nearly equal, and
(c) there are no other factors that would indicate any control exerted by any shareholder group other than voting rights.

For business combinations that do not meet the uniting-of-interests criteria, the business combination is considered to be an acquisition and the purchase method of accounting is required. This standard also prescribes the accounting for combinations of entities under common control and for joint ventures. Goodwill, including negative goodwill, is to be systematically amortized over 20 years or less, but is also subject to an impairment test.

Under the accounting standard for business separations, in a business separation where the interests of the investor no longer continue and the investment is settled, the difference between the fair value of the consideration received for the transferred business and the book value of net assets transferred to the separated business is recognized as a gain or loss on business separation in the statement of income. In a business separation where the interests of the investor continue and the investment is not settled, no such gain or loss on business separation is recognized.

(2) Bonuses to Directors and Corporate Auditors
Prior to the fiscal year ended March 31, 2005, bonuses to directors and corporate auditors were accounted for as a reduction of retained earnings in the fiscal year following approval at the general shareholders meeting. The ASBJ issued ASBJ Practical Issues Task Force (PITF) No.13, Accounting treatment for bonuses to directors and corporate auditors, which encouraged companies to record bonuses to directors and corporate auditors on the accrual basis with a related charge to income, but still permitted the direct reduction of such bonuses from retained earnings after approval of the appropriation of retained earnings.

The ASBJ replaced the above accounting pronouncement by issuing a new accounting standard for bonuses to directors and corporate auditors on November 29, 2005. Under the new accounting standard, bonuses to directors and corporate auditors must be expensed and are no longer allowed to be directly charged to retained earnings. This accounting standard is effective for fiscal years ending on or after May 1, 2006. The companies must accrue bonuses to directors and corporate auditors at the year end to which such bonuses are attributable.

Reclassifications
In preparing the accompanying consolidated financial statements, certain reclassifications have been made to the consolidated financial statements for the year ended March 31, 2006 issued domestically. In addition, the consolidated financial statements for 2005 and 2004 have been reclassified to conform to the 2006 presentation.

3. MARKETABLE AND INVESTMENT SECURITIES

The costs and aggregate fair values of marketable and investment securities at March 31, 2006 and 2005 were as follows:

	Millions of yen			
2006	Cost	Unrealized gain	Unrealized loss	Fair value
Securities classified as:				
Trading	¥ —	¥ —	¥ —	¥ 23,624
Available-for-sale:				
Equity securities	35,047	285,453	1	320,499
Debt securities	214,675	26	32	214,669
Held-to-maturity	1,509	7	27	1,489

740

2005	Millions of yen			
	Cost	Unrealized gain	Unrealized loss	Fair value
Securities classified as:				
Trading	¥ —	¥ —	¥ —	¥ 20,760
Available-for-sale:				
Equity securities	34,073	207,083	10	241,146
Debt securities	237,036	30	29	237,037
Held-to-maturity	1,510	5	4	1,511

2006	Thousands of U.S. dollars			
	Cost	Unrealized gain	Unrealized loss	Fair value
Securities classified as:				
Trading	$ —	$ —	$ —	$ 201,915
Available-for-sale:				
Equity securities	299,548	2,439,769	9	2,739,308
Debt securities	1,834,830	222	274	1,834,778
Held-to-maturity	12,897	60	231	12,726

Significant available-for-sale securities whose fair value is not readily determinable as of March 31, 2006 and 2005 were as follows:

	Millions of yen		Thousands of U.S. dollars
	Cost		Cost
	2006	2005	2006
Equity securities	¥13,802	¥12,191	$117,966

The carrying amounts of debt securities by contractual maturities at March 31, 2006 were as follows:

	Millions of yen	Thousands of U.S. dollars
	2006	
Due in one year or less	¥219,268	$1,874,086
Due in one to five years	392	3,350
Due after five years	1,509	12,897
Total	¥221,169	$1,890,333

Investments in and advances to affiliates at March 31, 2006 and 2005 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
Investments at cost	¥35,307	¥37,324	$301,769
Equity in undistributed earnings	16,762	10,126	143,265
Total	52,069	47,450	445,034
Advances	—	1,440	—
Total	¥52,069	¥48,890	$445,034

Financial information with respect to affiliates, recorded based on the equity method at March 31, 2006 and 2005 and for each of the three years in the period ended March 31, 2006, is summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
Current assets	¥311,657	¥256,370	$2,663,735
Other assets	149,120	166,809	1,274,530
Total	460,777	423,179	3,938,265
Current liabilities	247,328	221,804	2,113,914
Other liabilities	56,302	57,030	481,214
Net assets	¥157,147	¥144,345	$1,343,137

	Millions of yen			Thousands of U.S. dollars
	2006	2005	2004	2006
Net sales	¥677,378	¥630,036	¥740,991	$5,789,556
Net income	105,994	93,571	146,039	905,932

Sales to and purchases from affiliates were as follows:

	Millions of yen			Thousands of U.S. dollars
	2006	2005	2004	2006
Sales	¥104,522	¥110,862	¥125,355	$893,350
Purchases	72,076	63,906	64,023	616,034

4. INVENTORIES

Inventories at March 31, 2006 and 2005 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
Finished products and merchandise	¥39,485	¥39,526	$337,479
Semi-finished products and work-in-process	31,338	29,974	267,846
Raw materials and supplies	27,435	25,065	234,487
Total	¥98,258	¥94,565	$839,812

5. LONG-LIVED ASSETS

The Companies recorded an impairment loss on the following asset group in the year ended March 31, 2004.

Location	Description	Classification
Hikari Factory (Hikari-shi, Yamaguchi)	Bulk vitamin manufacturing facility, etc.	Machinery and equipment, Buildings and structures

The Companies aggregate the long-lived assets into asset groups (by product categories) whose operating results are regularly reviewed. With respect to the manufacturing facility and related equipment listed above, the Companies had planned to discontinue manufacturing in the near future. Accordingly, the Companies reduced the carrying amount of the assets to a recoverable amount, recognized an impairment loss and included such loss in other expenses. The amount consisted of machinery and equipment of ¥646 million, buildings and structures ¥457 million, and other ¥36 million. The Companies evaluated the recoverability of the assets based on the estimated future cash flows for the remaining useful life discounted at 7.0%.

6. BANK LOANS AND LONG-TERM DEBT

Short-term bank loans at March 31, 2006 and 2005 consisted of notes to banks.

The weighted average annual interest rates of short-term bank loans at March 31, 2006 and 2005 were 1.5% and 1.1%, respectively.

Long-term debt at March 31, 2006 and 2005 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
Unsecured loans from banks and financial institutions			
Due 2007 to 2009, weighted-average rate 1.3% in 2006 and 1.2% in 2005	¥3,799	¥3,672	$32,470
Secured loans from banks and financial institutions			
Due 2007 to 2011, weighted-average rate 2.0% in 2006 and 2.2% in 2005	1,750	4,198	14,958
Total	5,549	7,870	47,428
Less current portion	2,076	2,309	17,744
Long-term debt, less current portion	¥3,473	¥5,561	$29,684

The annual maturities of long-term debt as of March 31, 2006 were as follows:

Years ending March 31	Millions of yen	Thousands of U.S. dollars
2007	¥2,076	$17,744
2008	1,400	11,966
2009	800	6,838
2010	—	—
2011	1,273	10,880
Total	¥5,549	$47,428

At March 31, 2006, assets pledged as collateral for long-term debt were as follows:

	Millions of yen	Thousands of U.S. dollars
Property, plant and equipment, net of accumulated depreciation	¥2,270	$19,402

As is customary in Japan, security must be given if requested by a lending bank. Certain banks have the right to offset cash deposited with them against any debt or obligation that becomes due, or in case of default and certain other specified events, against all other debt payable to the banks. None of the lenders has ever exercised this right against the Companies' obligations.

7. RETIREMENT BENEFITS

The Company has a contributory trusteed pension plan that is interrelated with the Japanese government social welfare program, which consists of a basic portion requiring employee and employer contributions, plus an additional portion established by the Company. With respect to the substitutional portion of the welfare pension fund, the Company received approval of the exemption from obligation for payments of benefits related to future and also to past employee services from the Minister of Health, Labour and Welfare on March 26, 2004 and on May 1, 2005, respectively. The Company transferred the substitutional portion of pension plan assets to the government on September 13, 2005. In connection with the transfer of the substitutional portion of welfare pension funds, a gain of ¥20,411 million ($174,453 thousand) from such transfer has been recorded as other income. The Company and certain subsidiaries also have non-contributory trusteed pension plans and certain other subsidiaries have unfunded retirement benefit plans.

Reserve for employees' retirement benefits at March 31, 2006 and 2005 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
Projected benefit obligation	¥ 275,585	¥ 303,754	$ 2,355,427
Fair value of plan assets	(292,243)	(262,917)	(2,497,802)
Unrecognized actuarial gain (loss)	31,671	(13,350)	270,692
Unrecognized prior service cost	1,220	12,372	10,427
Net liability	¥ 16,233	¥ 39,859	$ 138,744
Prepaid pension costs	(18,886)	—	(161,419)
Reserve for employees' retirement benefits	¥ 35,119	¥ 39,859	$ 300,163

The components of net periodic retirement benefit costs were as follows:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
Service cost	¥ 5,251	¥ 6,850	$ 44,880
Interest cost	5,603	6,058	47,890
Expected return on plan assets	(4,957)	(4,798)	(42,368)
Recognized actuarial loss	1,327	10,715	11,342
Amortization of prior service cost	8	(3,019)	68
Net periodic retirement benefit costs	¥ 7,232	¥15,806	$ 61,812
Gain on transfer of the substitutional portion of the governmental pension program	(20,411)	—	(174,453)
Total	¥(13,179)	¥15,806	$(112,641)

Assumptions used for the years ended March 31, 2006 and 2005 are set forth as follows:

	2006	2005
Discount rate	2.0% – 2.5%	2.0% – 2.5%
Expected rate of return on plan assets	0.8% – 2.5%	0.6% – 2.5%
Recognition period of prior service cost	5 years	5 years
Recognition period of actuarial gain/loss	5 years	5 years

Retirement allowances for directors and corporate auditors are included in Reserve for retirement benefits in the consolidated balance sheets. The amounts were ¥1,829 million ($15,632 thousand) and ¥1,784 million at March 31, 2006 and 2005, respectively.

8. RESERVE FOR SMON COMPENSATION

The Company was a co-defendant with the Japanese government and other pharmaceutical companies in legal actions in Japan. The plaintiffs claimed that a certain medicine, a product of one of the co-defendants, which was distributed by the Company, was a cause of SMON (Sub-acute Myelo Optical Neuropathy), a neurological disease affecting the plaintiffs.

Compromise settlements have been made with all the plaintiffs through December 25, 1996.

The Company has recorded a provision in the accompanying consolidated financial statements for estimated future medical treatment payments over the remaining lives of the parties entitled under the compromise settlements.

9. SHAREHOLDERS' EQUITY

Through May 1, 2006, Japanese companies are subject to the Commercial Code of Japan (the "Code").

The Code requires that all shares of common stock be issued with no par value and at least 50% of the issue price of new shares is required to be recorded as common stock and the remaining net proceeds are required to be presented as additional paid-in capital, which is included in capital surplus. The Code permits Japanese companies, upon approval of the Board of Directors, to issue shares to existing shareholders without consideration by way of a stock split. Such issuance of shares generally does not give rise to changes within the shareholders' accounts.

The Code also provides that an amount of 10% or more of the aggregate amount of cash dividends and certain other appropriations of retained earnings associated with cash outlays applicable to each period (such as bonuses to directors) shall be appropriated as a legal reserve (a component of retained earnings) until the total of such reserve and additional paid-in capital equals 25% of common stock. The amount of total legal reserve and additional paid-in capital that exceeds 25% of the common stock may be available for dividends by resolution of the shareholders after transferring such excess in accordance with the Code. In addition, the Code permits the transfer of a portion of additional paid-in capital and legal reserve to the common stock by resolution of the Board of Directors.

The Code allows Japanese companies to purchase treasury stock and dispose of such treasury stock upon resolution of the Board of Directors. The aggregate purchased amount of treasury stock cannot exceed the amount available for future dividends plus the amount of common stock, additional paid-in capital or legal reserve that could be transferred to retained earnings or other capital surplus other than additional paid-in capital upon approval of such transfer at the annual general meeting of shareholders.

In addition to the provision that requires an appropriation for a legal reserve in connection with the cash outlays, the Code also imposes certain limitations on the amount of capital surplus and retained earnings available for dividends. The amount of capital surplus and retained earnings available for dividends under the Code was ¥1,468,448 million ($12,550,838 thousand) as of March 31, 2006, based on the amount recorded in the parent company's general books of account.

Dividends are approved by the shareholders at a meeting held subsequent to the end of the fiscal year to which the dividends are applicable. Semiannual interim dividends may also be paid upon resolution of the Board of Directors, subject to certain limitations imposed by the Code.

On May 1, 2006, a new corporate law (the "Corporate Law") became effective, which reformed and replaced the Code with various revisions that would, for the most part, be applicable to events or transactions which occur on or after May 1, 2006 and for the fiscal years ending on or after May 1, 2006. The significant changes in the Corporate Law that affect financial and accounting matters are summarized below;

(a) Dividends

Under the Corporate Law, companies can pay dividends at any time during the fiscal year in addition to the year-end dividend upon resolution at the shareholders meeting. For companies that meet certain criteria such as; (1) having the Board of Directors, (2) having independent auditors, (3) having the Board of Corporate Auditors, and (4) the term of service of the directors is prescribed as one year rather than two years of normal term by its articles of incorporation, the Board of Directors may declare dividends (except for dividends in kind) if the company has prescribed so in its articles of incorporation.

The Corporate Law permits companies to distribute dividends-in-kind (non-cash assets) to shareholders subject to a certain limitation and additional requirements.

Semiannual interim dividends may also be paid once a year upon resolution by the Board of Directors if the articles of incorporation of the company so stipulate. Under the Code, certain limitations were imposed on the amount of capital surplus and retained earnings available for dividends. The Corporate Law also provides certain limitations on the amounts available for dividends or the purchase of treasury stock. The limitation is defined as the amount available for distribution to the shareholders, but the amount of net assets after dividends must be maintained at no less than ¥3 million.

(b) Increases / decreases and transfer of common stock, reserve and surplus
The Corporate Law requires that an amount equal to 10% of dividends must be appropriated as a legal reserve (a component of retained earnings) or as additional paid-in capital (a component of capital surplus) depending on the equity account charged upon the payment of such dividends until the total aggregate amount of legal reserve and additional paid-in capital equals 25% of the common stock. Under the Code, the aggregate amount of additional paid-in capital and legal reserve that exceeds 25% of the common stock may be made available for dividends by resolution of the shareholders. Under the Corporate Law, the total amount of additional paid-in capital and legal reserve may be reversed without limitation of such threshold. The Corporate Law also provides that common stock, legal reserve, additional paid-in capital, other capital surplus and retained earnings can be transferred among the accounts under certain conditions upon resolution of the shareholders.

(c) Treasury stock and treasury stock acquisition rights
The Corporate Law also provides for companies to purchase treasury stock and dispose of such treasury stock by resolution of the Board of Directors. The amount of treasury stock purchased cannot exceed the amount available for distribution to the shareholders which is determined by specific formula.

Under the Corporate Law, stock acquisition rights, which were previously presented as a liability, are now presented as a separate component of shareholders' equity.

The Corporate Law also provides that companies can purchase both treasury stock acquisition rights and treasury stock. Such treasury stock acquisition rights are presented as a separate component of shareholders' equity or deducted directly from stock acquisition rights.

On December 9, 2005, ASBJ published a new accounting standard for presentation of shareholders' equity. Under this accounting standard, certain items which were previously presented as liabilities are now presented as components of shareholders' equity. Such items include stock acquisition rights, minority interest, and any deferred gain or loss on derivatives accounted for under hedge accounting. This standard is effective for fiscal years ending on or after May 1, 2006.

10. RESEARCH AND DEVELOPMENT COSTS

Research and development costs are charged to income as incurred. Research and development costs for the years ended March 31, 2006, 2005 and 2004 were ¥169,645 million ($1,449,957 thousand), ¥141,453 million and ¥129,652 million, respectively.

11. SALES OF SHARES OF SUBSIDIARIES AND AFFILIATES

During the year ended March 31, 2006, the Company sold all the shares of its subsidiaries and affiliates engaged in the life-environment business and a portion of its shares of "Wyeth K.K." and "Takeda-Kirin Foods Corporation," resulting in a gain of ¥12,048 million ($102,974 thousand) for the year ended March 31, 2006.

12. INCOME TAXES

The effective income tax rates of the Companies differed from the statutory tax rates for the following reasons:

	2006	2005	2004
Statutory tax rate	40.9 %	40.9 %	42.1 %
Expenses not deductible for tax purposes	0.6	0.7	0.8
Loss in subsidiaries	0.0	0.1	0.2
Equity in earnings of affiliates	(3.3)	(3.2)	(5.3)
Non-taxable dividend income	(0.1)	0.0	0.0
Tax credits primarily for research and development costs	(1.6)	(2.6)	(2.1)
Other — net	2.4	0.4	(0.3)
Effective tax rate	38.9 %	36.3 %	35.4 %

Deferred tax assets and liabilities consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
Deferred tax assets:			
Retirement benefits	¥ 12,989	¥ 13,674	$ 111,017
Bonuses	11,021	10,240	94,197
Research and development costs	30,185	23,330	257,991
Enterprise taxes	12,918	7,664	110,410
Unrealized intercompany profits	10,603	7,747	90,624
Tax loss carryforwards	4,037	9,086	34,504
Other	110,544	76,329	944,821
Total	192,297	148,070	1,643,564
Valuation allowance	(3,270)	(3,681)	(27,949)
Total deferred tax assets	189,027	144,389	1,615,615
Deferred tax liabilities:			
Undistributed earnings of foreign subsidiaries and affiliates	(19,860)	(11,930)	(169,744)
Unrealized gain on available-for-sale securities	(113,921)	(81,671)	(973,683)
Reserve for reduction of fixed assets	(11,893)	(12,026)	(101,650)
Other	(10,125)	(9,344)	(86,538)
Total deferred tax liabilities	(155,799)	(114,971)	(1,331,615)
Net deferred tax assets	¥ 33,228	¥ 29,418	$ 284,000

On March 31, 2003, Cabinet Order No.9 entitled "Reform of a Portion of Local Tax Law" was issued, and this reform was applied to fiscal years beginning on or after April 1, 2004.

As a result of this reform, the statutory income tax rate to be used for the calculation of deferred income taxes concerning temporary differences, which are expected to be realized or settled on or after April 1, 2004, was changed from 42.1% to 40.9%.

This change did not have a material effect on the Companies' consolidated financial statements.

13. AMOUNTS PER COMMON SHARE

The computations of net income per common share were based on the weighted-average number of common shares outstanding during the year. The number of shares used in the computations was 885,210 thousand shares, 885,241 thousand shares and 885,264 thousand shares for the years ended March 31, 2006, 2005 and 2004, respectively.

The Company did not have securities or contingent stock agreements that could potentially dilute net income per common share in the years ended March 31, 2006, 2005 and 2004.

Cash dividends per common share are the amounts applicable to the respective years.

14. LITIGATION

Civil litigation in the United States and Canada is ongoing, concerning the bulk vitamin cartel issue and the food flavor enhancer cartel issue.

Other expenses in the accompanying consolidated statements of income for the years ended March 31, 2005 and 2004 included ¥2,079 million and ¥614 million, respectively, for amounts paid and expected to be paid related to the above matters. Because certain of the lawsuits are still ongoing, the total payments that will result from their ultimate resolution cannot be estimated with certainty.

Regarding losses alleged to have been sustained as a result of marketing and sales practices for *Leuprorelin* (U.S. brand name: *Lupron Depot*), a treatment for prostate cancer and endometriosis by TAP Pharmaceutical Products Inc. (TAP), in which Takeda America Holdings Inc., the Company's wholly owned subsidiary, owns a 50 percent stake (the other 50 percent is owned by Abbott Laboratories), civil (class) actions have been brought against TAP, Abbott Laboratories and the Company in federal and state courts by patients, insurance companies and others, in which plaintiffs claim damages due to price discrepancies between the AWP (Average Wholesale Price) as made public by independent industry compendia and the actual sales prices (lawsuits alleging similar causes of action are sometimes collectively called "AWP Suits"). In November 2004, TAP, Abbott, and the Company concluded a settlement agreement with plaintiff attorneys under which TAP agreed to pay a total of US$150 million. This settlement was finally approved by the Boston District Court in the U.S. in August 2005.

Separately from this settlement, there are industry-wide AWP lawsuits involving many major U.S. pharmaceutical companies. As part of this litigation, TAP and Takeda Pharmaceuticals North America, Inc. (TPNA) are named as defendants, although for different drugs, in federal and state courts in lawsuits claiming the payment of damages. The Company is also a defendant in certain lawsuits together with TAP and TPNA.

Near the end of June 2005, Abbott Laboratories filed a lawsuit for damages against the Company in a federal court in Chicago, claiming that the Company is receiving excessive profit by forcing the continuance of supply transactions of *Lansoprazole* to TAP. In February 2006, the court dismissed the claim by Abbott, stating that the claim by Abbott should be filed with a Japanese court in accordance with the provision of venue designation stipulated in the shareholders' agreement between the Company and Abbott. In March 2006, Abbott filed an appeal to the 7th Federal Circuit Court of Appeals, challenging this judgment.

In Japan, in October 2004, a lawsuit claiming remuneration for employee invention, regarding pharmaceutical patents for *Leuplin*, was brought against the Company in the Tokyo District Court by complainants who allege that they inherited the right to claim consideration of the employee invention in the amount of ¥37.2 billion ($317,949 thousand) from a deceased ex-employee. The complainants have claimed ¥100 million ($855 thousand) as an initial part of the amount that the Company allegedly owes. In December 2005, the claimed amount was raised to ¥500 million ($4,274 thousand), and in addition, another claimant filed a lawsuit against the Company in the Tokyo District Court, claiming payment of ¥1 billion ($8,547 thousand) as an initial part of remuneration for employee invention, alleging that she inherited the right for the remuneration for employee invention totaling ¥74.5 billion ($636,752 thousand) from the deceased ex-employee. These two lawsuits have been consolidated by the court.

15. SEGMENT INFORMATION

The Companies have classified their businesses into two segments: "Pharmaceuticals" and "Other," based on the actual business management structure. The pharmaceuticals segment is composed of those operations involved in the production and sales of ethical and over-the-counter pharmaceuticals and quasi-drugs. The other segment is composed of those operations involved in the production and sales of reagents, clinical diagnostics, inorganic industrial chemicals, beverages, and health foods etc.

From the year ended March 2006, the Companies have changed the method of allocating operating expenses. Corporate administrative expenses were previously included under "Eliminations/Corporate." During the year ended March 31, 2006, following the completion of business reorganization by transfer of the shares of the five consolidated subsidiaries and equity-method affiliates of the life-environmental business, the Companies reviewed the business management so that the headquarter functions can concentrate its operations into the pharmaceutical business. Consequently, it was determined that such operating expenses shall be stated mainly under "Pharmaceuticals." In response to this change, segment information in the year ended March 31, 2005 is restated according to the new method.

Summarized financial information by business segment for the years ended March 31, 2006 and 2005 is as follows:

	Millions of yen	
	Net sales	
	2006	2005
Pharmaceuticals	¥1,074,519	¥ 970,477
Other	137,688	152,483
Consolidated	¥1,212,207	¥1,122,960

	Millions of yen	
	Operating income	
	2006	2005
Pharmaceuticals	¥388,068	¥377,654
Other	14,720	7,598
Eliminations	21	26
Consolidated	¥402,809	¥385,278

	Thousands of U.S. dollars	
	Net sales	Operating income
	2006	2006
Pharmaceuticals	$ 9,183,923	$3,316,821
Other	1,176,821	125,812
Eliminations	—	179
Consolidated	$10,360,744	$3,442,812

There were no significant inter-segment sales.

	Millions of yen	
	Identifiable assets	
	2006	2005
Pharmaceuticals	¥ 776,825	¥ 647,496
Other	231,906	254,605
	1,008,731	902,101
Corporate	2,033,563	1,643,334
Consolidated	¥3,042,294	¥2,545,435

	Millions of yen	
	Depreciation and amortization	
	2006	2005
Pharmaceuticals	¥20,790	¥19,582
Other	6,831	11,644
	27,621	31,226
Corporate	1,107	—
Consolidated	¥28,728	¥31,226

	Millions of yen	
	Capital expenditures	
	2006	2005
Pharmaceuticals	¥29,200	¥42,024
Other	3,416	7,206
	32,616	49,230
Corporate	—	—
Consolidated	¥32,616	¥49,230

	Thousands of U.S. dollars		
	Identifiable assets	Depreciation and amortization	Capital expenditures
	2006	2006	2006
Pharmaceuticals	$ 6,639,530	$177,692	$249,572
Other	1,982,103	58,385	29,197
	8,621,633	236,077	278,769
Corporate	17,380,880	9,461	—
Consolidated	$26,002,513	$245,538	$278,769

Note:

1. In January 2006, all shares in BASF Takeda Vitamin, K.K, engaged in the vitamin business, were transferred to BASF Japan, Ltd.
2. In the year ended March 31, 2006, shares of five consolidated subsidiaries and equity-method affiliates including Japan Enviro Chemicals, Ltd., which were conducting life-environmental business, were transferred to Osaka Gas Chemicals Co., Ltd., a subsidiary of Osaka Gas Co., Ltd.
3. In April 2006, the beverage and food business of Takeda Food Products, Ltd. was transferred to House Wellness Foods Corporation, Ltd., a joint venture between the Company and House Foods Corp.
4. In June 2005, all shares in Takeda Schering-Plough Animal Health, engaged in the animal health drug business, were transferred to Schering-Plough, K.K.

Corporate assets included in "Corporate" consisted principally of surplus operating capital (cash and marketable securities) and long-term investments (investment securities) of the Company and a holding company in the United States and other subsidiaries.

From the year ended March 31, 2006, geographical segments, which consisted of "Japan," "North America" and "Europe and Asia" in the past, have been reclassified into the four regions of "Japan," "North America," "Europe" and "Asia," as the European business has become increasingly important for the Companies.

In connection with this, the results for the year ended March 31, 2005 were restated in accordance with this new classification of four regions.

Main countries and regions included in each segment:

North America: United States

Europe: Germany, France, Italy, United Kingdom, Ireland and others

Asia: Taiwan, Indonesia, China and others

The Companies have been endeavoring to build a unique, simple and efficient business management organization. From the year ended March 2006, the Companies started centralized and global management of research and development activities, led by the head office of the Company in Japan, while the sales function is controlled on a regional basis according to the regional division of Japan, the U.S. and Europe.

This approach is based on the idea that regardless of where they are conducted, research and development activities will contribute to the sales growth in the future throughout all regions where the Companies serve. In accordance with this idea, we believe that it is appropriate to record research and development expenses as Corporate expenses for the purpose of the segment-based accounting.

For this reason, research and development expenses are excluded from operating expenses of each region, and included in "Eliminations/Corporate."

In line with the above change, assets related to research and development activities are excluded from assets of each region and now included in "Eliminations/Corporate."

In addition, corporate administrative expenses, which were previously included in "Eliminations/Corporate," are now included in the segment of Japan where the Corporate Department resides, in accordance with the change in the classification of business segments.

In connection with these changes, segment information for the year ended March 2005 is restated according to the new classification.

Geographic segment data are as follows:

	Millions of yen	
	Net sales	
	2006	2005
Japan	¥ 872,990	¥ 841,762
North America	214,203	170,247
Europe	116,669	103,110
Asia	8,345	7,841
Eliminations/Corporate	—	—
Consolidated	¥1,212,207	¥1,122,960

	Millions of yen	
	Operating income	
	2006	2005
Japan	¥ 517,299	¥ 461,526
North America	32,589	44,413
Europe	24,591	17,689
Asia	1,622	1,390
Eliminations/Corporate	(173,292)	(139,740)
Consolidated	¥ 402,809	¥ 385,278

	Millions of yen	
	Identifiable assets	
	2006	2005
Japan	¥ 761,523	¥ 703,980
North America	154,694	113,253
Europe	122,642	101,360
Asia	13,256	11,753
Eliminations/Corporate	1,990,179	1,615,089
Consolidated	¥3,042,294	¥2,545,435

	Thousands of U.S. dollars		
	Net sales	Operating income	Identifiable assets
	2006	2006	2006
Japan	$ 7,461,453	$ 4,421,359	$ 6,508,744
North America	1,830,795	278,538	1,322,171
Europe	997,171	210,179	1,048,222
Asia	71,325	13,863	113,299
Eliminations/Corporate	—	(1,481,127)	17,010,077
Consolidated	$10,360,744	$ 3,442,812	$26,002,513

Geographic data for net sales to customers outside Japan are as follows:

	Millions of yen			Thousands of U.S. dollars
	Net sales to customers outside Japan			Net sales to customers outside Japan
	2006	2005	2004	2006
North America	¥335,922	¥287,382	¥296,004	$2,871,128
Europe	180,223	171,643	147,334	1,540,368
Other	20,979	19,408	18,582	179,307
Total	¥537,124	¥478,433	¥461,920	$4,590,803

	Percentage of consolidated net sales		
	2006	2005	2004
North America	27.7%	25.6%	27.2%
Europe	14.9	15.3	13.6
Other	1.7	1.7	1.7
Total	44.3%	42.6%	42.5%

16. COMMITMENTS AND CONTINGENCIES

Commitments outstanding at March 31, 2006 for the purchase of property, plant and equipment amounted to approximately ¥6,761 million ($57,786 thousand).

At March 31, 2006, contingent liabilities were as follows:

	Millions of yen	Thousands of U. S. dollars
Guarantees of Loans	¥3,791	$32,402
Notes and export drafts discounted and endorsed	13	111

17. SUBSEQUENT EVENTS

1. Takeda Food Products, Ltd.'s business transfer

In April 2006, Takeda Food Products, Ltd., a wholly-owned subsidiary of the Company, established House Wellness Foods Corporation by means of a corporate division and transferred its food and beverage business to the new company. House Foods Corporation and the Company acquired 66% and 34% of the new company's stock, respectively. House Foods Corporation acquired its shares for ¥20 billion ($170,940 thousand) and the Companies are expected to record a consolidated gain of approximately ¥19 billion for the year ending March 31, 2007.

2. Repurchase of treasury stock

The Company's Board of Directors resolved to purchase treasury stock at the Board of Director's meeting on May 11, 2006, to improve capital efficiency and allow for agile financial policies in accordance with the business environment. The Company subsequently repurchased 11,140,000 shares of common stock for ¥79,916 million ($683,043 thousand) on the Tokyo Stock Exchange from May 15 to June 20, 2006.

3. Conversion of Daiwa Real Estate Company, Ltd. ("Daiwa") and Shinwa Real Estate Company, Ltd. ("Shinwa") to wholly owned subsidiaries

On May 11, 2006, the Company entered into a share exchange agreement with Daiwa, a 50%-owned consolidated subsidiary of the Company, to convert Daiwa into a wholly-owned subsidiary for the purpose of improving operational agility and flexibility. The Company executed the share exchange on June 23, 2006. As a result of this transaction, Shinwa, a consolidated subsidiary owned 50% each by the Company and Daiwa, also became a wholly-owned subsidiary of the Company. A total of 6,340,000 shares of treasury stock was allocated for this transaction based on a ratio of 634 Company shares to one Daiwa share.

4. Correction for transfer pricing taxation

On June 28, 2006, the Company received a notice of correction for transfer pricing taxation from the Osaka Regional Taxation Bureau (ORTB). ORTB concluded profits earned in the U.S. market in relation to product supply and license transactions between the Company and TAP Pharmaceutical Products Inc., a 50-50 joint venture with Abbott Laboratories Inc., were under-allocated to the Company over the six years beginning with the year ended March 2000 through the year ended March 2005.

The total taxable income assessed was ¥122.3 billion ($1,045,299 thousand) and the additional tax due including local and other taxes was approximately ¥57 billion ($487,179 thousand). The Company will pay these additional taxes in July 2006, however, intends to pursue a reversal of this correction notice through the legal process.

5. Appropriations of retained earnings

On June 29, 2006, the shareholders of the Company approved payment of a year-end cash dividend of ¥53.00 ($0.45) per share to holders of record at March 31, 2006, totaling ¥47,103 million ($402,590 thousand) and bonuses to directors and corporate auditors of ¥233 million ($1,991 thousand).

Deloitte.

Deloitte Touche Tohmatsu
Nakanoshima Central Tower
2-2-7, Nakanoshima, Kita-ku
Osaka-shi, Osaka 530-0005
Japan

Tel: +81-6-4560-6000
Fax: +81-6-4560-6001
www.deloitte.com/jp

To the Board of Directors of Takeda Pharmaceutical Company Limited:

We have audited the accompanying consolidated balance sheets of Takeda Pharmaceutical Company Limited and subsidiaries as of March 31, 2006 and 2005, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended March 31, 2006, all expressed in Japanese yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Takeda Pharmaceutical Company Limited and subsidiaries as of March 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2006, in conformity with accounting principles generally accepted in Japan.

As discussed in Note 15 to the consolidated financial statements, the Company changed its allocation method of corporate administrative expenses and related assets to each segment for the year ended March 31, 2006.

As discussed in Note 17 to the consolidated financial statements,

1. Takeda Food Products, Ltd., a wholly-owned subsidiary of the Company, transferred its food and beverage business in April 2006.
2. The Company repurchased treasury stock in accordance with the resolution of the Company's Board of Directors held on May 11, 2006.
3. The Company executed the share exchange to convert Daiwa Real Estate Company, Ltd. and Shinwa Real Estate Company, Ltd. into wholly-owned subsidiaries on June 23, 2006.
4. The Company received a notice of correction for transfer pricing taxation from the Osaka Regional Taxation Bureau on June 28, 2006.

Our audits also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 1. Such U.S. dollar amounts are presented solely for the convenience of readers outside Japan.

Deloitte Touche Tohmatsu

June 29, 2006

Member of
Deloitte Touche Tohmatsu

As of June 29, 2006

BOARD OF DIRECTORS, AUDITORS AND CORPORATE OFFICERS



Chairman of the Board
Kunio Takeda



President
Yasuchika Hasegawa



Senior Managing Director
Makoto Yamaoka
General Manager
Pharmaceutical Marketing Division



Managing Director
Hiroshi Akimoto, Ph.D.



Managing Director
Kiyoshi Kitazawa, Ph.D.
General Manager
Strategic Product Planning Department



Director
Hiroshi Shinha
General Manager
Legal Department



Director
Toyoji Yoshida
General Manager
Corporate Communications Department

Full-time Corporate Auditor
Yuzuru Takagi

Corporate Auditors
Kiyoshi Taura

Yoichi Asakawa

Tadashi Ishikawa

Corporate Officers

Yasuhiko Yamanaka
General Manager
Corporate Strategy & Planning Department

Tsudoi Miyoshi
General Manager
Human Resources Department

Hiroshi Takahara
General Manager
Finance & Accounting Department

Hiroaki Ogata
General Manager
Global Licensing & Business Development Department

Tsutomu Miura
General Manager
Ethical Products Marketing Department

Hiroshi Sakiyama
General Manager
Tokyo Branch
Pharmaceutical Marketing Division

Teruo Sakurada
General Manager
Osaka Branch
Pharmaceutical Marketing Division

Naohisa Takeda
General Manager
Department of Europe and Asia

Hiroshi Ohtsuki, Ph.D.
President
Consumer Healthcare Company

MAIN SUBSIDIARIES AND AFFILIATES

Takeda Pharmaceutical Company Limited

Pharmaceuticals

Japan

■ **Nihon Pharmaceutical Co., Ltd.**
9-8, Higashikanda 1-chome
Chiyoda-ku, Tokyo 101-0031, Japan
Tel: +81-3-3864-8411
Fax: +81-3-3864-8837
Voting Shares Owned: 87.5%

□ **Takeda Healthcare Products Co., Ltd.**
21, Osadano-cho 2-chome
Fukuchiyama-shi
Kyoto 620-0853, Japan
Tel: +81-773-27-5421
Fax: +81-773-27-5489
Voting Shares Owned: 100.0%

■ **Wyeth K.K.**
Hattori Building
10-3, Kyobashi 1-chome
Chuo-ku, Tokyo 104-0031, Japan
Tel: +81-3-3561-8781
Fax: +81-3-3561-0267
Voting Shares Owned: 20.0%

■ **Amato Pharmaceutical Products, Ltd.**
995 Saso-cho Fukuchiyama-shi,
Kyoto 620-0932, Japan
Tel: +81-773-22-1100
Fax: +81-773-23-3355
Voting Shares Owned: 30.0%

U.S.A

□ **Takeda America Holdings, Inc.**
767 Third Avenue, 8th Floor
New York, NY 10017, U.S.A.
Tel: +1-212-421-6950
Fax: +1-212-355-5243
Voting Shares Owned: 100.0%

□ **Takeda Research Investment, Inc.**
435 Tasso Street, Suite 300
Palo Alto, CA 94301, U.S.A.
Tel: +1-650-328-2900
Fax: +1-650-328-2922
Voting Shares Owned: 100.0%*

□ **Takeda San Diego, Inc.**
10410 Science Center Drive
San Diego, CA 92121, U.S.A.
Tel: +1-858-622-8528
Fax: +1-858-550-0526
Voting Shares Owned: 100.0%*

□ **Takeda Pharmaceuticals North America, Inc.**
One Takeda Parkway
Deerfield, IL 60015, U.S.A.
Tel: +1-877-872-3700
Voting Shares Owned: 100.0%*

■ **Takeda Global Research & Development Center Inc.**
One Takeda Parkway
Deerfield, IL 60015, U.S.A.
Tel: +1-877-872-3700
Voting Shares Owned: 100.0%**

■ **TAP Pharmaceutical Products Inc.**
675 North Field Drive
Lake Forest, IL 60045, U.S.A.
Tel: +1-847-582-2000
Fax: +1-847-582-5797
Voting Shares Owned: 50.0%*

Europe

■ **Takeda Global Research & Development Centre (Europe) Ltd.**
Arundel Great Court 2 Arundel Street,
London, WC2R 3DA UK
Tel: +44-20-7759-5000
Fax: +44-20-7759-5270
Voting Shares Owned: 100.0%

□ **Laboratoires Takeda**
11-15 quai de Dion-Bouton
92816 Puteaux cedex, France
Tel: +33-1-4625-1616
Fax: +33-1-4697-0011
Voting Shares Owned: 100.0%

□ **Takeda UK Limited**
Takeda House, The Mercury Centre
Wycombe Lane, Wooburn Green
High Wycombe, Buckinghamshire
HP10 0HH, United Kingdom
Tel: +44-1628-537-900
Fax: +44-1628-526-615
Voting Shares Owned: 100.0%

□ **Takeda Italia Farmaceutici S.p.A.**
Via Elio Vittorini, 129
00144 Rome, Italy
Tel: +39-06-502601
Fax: +39-06-5011709
Voting Shares Owned: 76.9%

■ Development
□ Manufacturing
□ Marketing
□ Research
■ Manufacturing and Marketing
■ Marketing and Development
■ Research, Development, Manufacturing and Marketing
□ Holding Company, etc.

* Owned by Takeda America Holdings, Inc.
** 100% subsidiary of Takeda Pharmaceuticals North America, Inc.
*** 100% subsidiary of Takeda Pharma GmbH

Others

Asia

Takeda Pharma GmbH
Viktoriaallee 3-5
52066 Aachen, Germany
Tel: +49-241-941-0
Fax: +49-241-941-2222
Voting Shares Owned: 100.0%

Takeda Pharma Ges.m.b.H
Seidengasse 33-35
A-1070, Vienna, Austria
Tel: +43-1-524-40-64
Fax: +43-1-524-40-66
Voting Shares Owned: 100.0%***

Takeda Pharma AG
Alpenblickstrasse 26
CH-8853 Lachen, Switzerland
Tel: +41-55-451-5200
Fax: +41-55-451-5220
Voting Shares Owned: 100.0%***

Takeda Ireland Limited
Bray Business Park, Kilruddery,
Co. Wicklow, Ireland
Tel: +353-1-205-0600
Fax: +353-1-205-0601
Voting Shares Owned: 100.0%

Takeda Pharma Ireland Limited
Grange Castle Business Park,
Dublin 22, Ireland
Tel: +353-1-467-2400
Fax: +353-1-467-2401
Voting Shares Owned: 100.0%

Tianjin Takeda Pharmaceuticals Co., Ltd.
No. 11 Xinghua Road
Tianjin Xiqing Economic Development Area
Tianjin, China
Tel: +86-22-2397-0011
Fax: +86-22-2397-2230
Voting Shares Owned: 75.0%

Takeda Chemical Industries (Taiwan), Ltd.
7th Floor, Great China Bldg.
No. 217, Sec.3
Nanking East Road, Taipei, Taiwan
Tel: +886-2-2712-1112
Fax: +886-2-2712-1118
Voting Shares Owned: 100.0%

Boie-Takeda Chemicals, Inc.
12th Floor, Sky Plaza Bldg.
6788 Ayala Avenue, Oledan Square
Makati City, Metro Manila, Philippines
Tel: +63-2-886-6954 or 6961
Fax: +63-2-886-6941
Voting Shares Owned: 50.0%

Takeda (Thailand), Ltd.
10th Floor Rajanakarn Bldg.
183 South Sathorn Road
Kwang Yannawa, Khet Sathorn
Bangkok 10120, Thailand
Tel: +66-2676-6770 to 9
Fax: +66-2676-6780
Voting Shares Owned: 48.0%

P.T. Takeda Indonesia
Plaza OM 15th Floor
Jl. Jend. Sudirman Kav. 25
Jakarta 12920, Indonesia
Tel: +62-21-526-7656
Fax: +62-21-526-7657
Voting Shares Owned: 70.0%

Wako Pure Chemical Industries, Ltd.
1-2, Doshomachi 3-chome
Chuo-ku, Osaka 541-0045, Japan
Tel: +81-6-6203-3741
Fax: +81-6-6203-2029
Voting Shares Owned: 70.3%

Mizusawa Industrial Chemicals, Ltd.
13-6, Nihonbashi-Muromachi 1-chome,
Chuo-ku, Tokyo 103-0022, Japan
Tel: +81-3-3270-3821
Fax: +81-3-5201-7467
Voting Shares Owned: 54.3%

Takeda-Kirin Foods Corporation
11th Floor, Nichirei Higashi-Ginza Bldg.
19-20, Tsukiji 6-chome
Chuo-ku, Tokyo 104-0045, Japan
Tel: +81-3-5148-5311
Fax: +81-3-5565-0461
Voting Shares Owned: 34.0%

Sumitomo Chemical Takeda Agro Company, Limited
Sumitomo Fudosan Kayabacho Bldg.
16-3, Shinkawa 1-chome
Chuo-ku, Tokyo 104-0033, Japan
Tel: +81-3-3537-8621
Fax: +81-3-3537-8649
Voting Shares Owned: 40.0%

HOUSE WELLNESS FOODS CORPORATION
20 Imoji 3-chome
Itami-shi, Hyogo 664-0011, Japan
Tel +81-727-78-1121
Fax +81-727-72-5155
Voting Shares Owned: 34.0%

CORPORATE INFORMATION

Takeda Pharmaceutical Company Limited

Founded:	June 12, 1781
Date of Incorporation:	January 29, 1925
Paid-in Capital:	63,541 million
Number of Shareholders:	118,111
Common Shares Issued:	889,272,395
Independent Certified Public Accountants:	Deloitte Touche Tohmatsu (by Tohmatsu & Co., a member firm of Deloitte Touche Tohmatsu) Nakanoshima Central Tower, 2-7, Nakanoshima 2-chome Kita-ku, Osaka-shi, Osaka 530-0005, Japan
Stock Exchange Listings:	(#4502) Tokyo, Osaka, Nagoya, Fukuoka, Sapporo
Administrator of the Shareholders' Register:	Mitsubishi UFJ Trust and Banking Corporation 4-5, Marunouchi 1-chome Chiyoda-ku, Tokyo 100-8212, Japan

Principal Shareholders

Name	Number of Shares Held (thousands)	Percentage of Total Shares Outstanding (%)
Nippon Life Insurance	56,400	6.34%
Japan Trustee Service Bank, Ltd. (Trust account)	52,715	5.93%
The Master Trust Bank of Japan, Ltd. (Trust account)	39,374	4.43%
State Street Trust and Banking Co., Ltd. 505103	21,821	2.45%
The Chase Manhattan Bank, N.A. London	21,346	2.40%
The Dai-ichi Mutual Life Insurance Company	19,029	2.14%
Takeda Science Foundation	17,912	2.01%
The Chase Manhattan Bank, N.A. London, S.L. Omnibus Account	17,420	1.96%
BNP Paribus Securities (Japan) Limited	13,536	1.52%
Nomura Securities Co., Ltd.	12,320	1.39%

Monthly Stock Price Range (Tokyo Stock Exchange)


Stock Price (Yen)
TOPIX Close
TOPIX
9,000
7,500
6,000
4,500
3,000
1,500
0
3,000
2,500
2,000
1,500
1,000
500
0
Month 4 8 12 4 8 12 4 8 12 4 8 12 4 8 12 4 8 12
Year 2000 2001 2002 2003 2004 2005 2006

Monthly Trading Volume


Millions of Shares
100
80
60
40
20
0
Month 4 8 12 4 8 12 4 8 12 4 8 12 4 8 12 4 8 12
Year 2000 2001 2002 2003 2004 2005 2006

*TOPIX (Tokyo Stock Price Index) is an intellectual property that belongs to the Tokyo Stock Exchange, Inc. (TSE). All the rights to calculate, publicize, disseminate, and use the index value are reserved by the TSE.

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Head Office

1-1, Doshomachi 4-Chome

Chuo-ku, Osaka 540-8645, Japan

Tel: +81-6-6204-2111

Fax: +81-6-6204-2880

Tokyo Head Office

12-10, Nihonbashi 2-Chome

Chuo-ku, Tokyo 103-8668, Japan

Tel: +81-3-3278-2111

Fax: +81-3-3278-2000

URL

http://www.takeda.com/

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PRINTED WITH SOY INK
Issued in September, 2006
Printed in Japan

Takeda Pharmaceutical Company Limited

END

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